 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 25, 1996

                                                REGISTRATION NO. 333-12259
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                      BROOKDALE LIVING COMMUNITIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

                                     8361                     36-4103821
        DELAWARE         (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
    (STATE OR OTHER       CLASSIFICATION CODE NUMBER)   IDENTIFICATION NUMBER)
    JURISDICTION OF

    INCORPORATION OR            ---------------
     ORGANIZATION)

                       77 WEST WACKER DRIVE, SUITE 3900
                            CHICAGO, ILLINOIS 60601
                                (312) 456-0239
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                                 REGISTRANT'S
                         PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                MARK J. SCHULTE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      BROOKDALE LIVING COMMUNITIES, INC.
                       77 WEST WACKER DRIVE, SUITE 3900
                            CHICAGO, ILLINOIS 60601
                                (312) 456-0239
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
         WAYNE D. BOBERG, ESQ.                 J. VAUGHAN CURTIS, ESQ.
           WINSTON & STRAWN                   KIMBERLY A. KNIGHT, ESQ.
         35 WEST WACKER DRIVE                       ALSTON & BIRD
        CHICAGO, ILLINOIS 60601              1201 WEST PEACHTREE STREET
                                               ATLANTA, GEORGIA 30309
          (312) 558-5600
                                                 (404) 881-7000

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                                ---------------

  If any of the securities being registered on this Form are to offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED OCTOBER 25, 1996

PROSPECTUS
            , 1996

                                6,250,000 SHARES

                                [BROOKDALE LOGO]
                                  COMMON STOCK

  All of the 6,250,000 shares of common stock, $0.01 par value per share (the "Common Stock"), offered hereby (the "Offering") are being sold by Brookdale Living Communities, Inc. ("Brookdale" or the "Company"). Upon completion of the Offering, The Prime Group, Inc. and its affiliates (collectively, "PGI") and management of the Company will own 38.3% of the Common Stock (35.0% if the Underwriters' over-allotment option is exercised in full). See "Risk Factors-- Significant Influence by Existing Stockholders and Management."

  Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $15.00 and $17.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "BLCI."

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY  REPRESENTATION  TO  THE
   CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

THE ATTORNEY  GENERAL OF THE STATE  OF NEW YORK  HAS NOT PASSED ON  OR ENDORSED
 THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

---------------------------------------------------------------------------
                               PRICE         UNDERWRITING         PROCEEDS
                               TO THE       DISCOUNTS AND          TO THE
                               PUBLIC       COMMISSIONS(1)       COMPANY(2)
---------------------------------------------------------------------------
Per Share.................  $              $                  $
Total(3).................. $              $                  $
---------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting expenses payable by the Company, estimated at $1,500,000.

(3) The Company has granted to the Underwriters an option, exercisable within 30 days hereof, to purchase up to an aggregate of 937,500 additional shares of Common Stock at the price to the public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be
    $          , $           and $          , respectively. The Underwriters
    have agreed to reserve up to 100,000 shares for sale to certain individuals at the Price to the Public less Underwriting Discounts and Commissions. To the extent such reserved shares are sold to such individuals, total Underwriting Discounts and Commissions will be reduced to the extent of such discounts. See "Underwriting."

  The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain prior conditions including the right of the Underwriters to reject orders in whole or in part. It is expected that delivery of such shares
will be made in New York, New York, on or about       , 1996.

DONALDSON, LUFKIN & JENRETTE
     SECURITIES CORPORATION

      SALOMON BROTHERS INC

             WILLIAM BLAIR & COMPANY

                                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                                 [PHOTOS]

  [The inside front cover page will include a fold out page with color photographs and captions on each side of such fold out page. The inside front cover page itself will also contain color photographs and captions. The photographs will consist of an outside view of each of the facilities expected to be owned by the Company together with a corresponding caption identifying such facility by name and the city of its location, as well as an artist's depiction of the Company's prototype facility with a caption identifying it as such. In addition, each side of the fold out page and the inside front cover page will contain several photographs of residents in various settings, in each case without captions.]

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Except as otherwise indicated, the information contained in this Prospectus assumes (i) the consummation at the closing of the Offering of the transactions resulting in the formation of the Company including the contribution of the Original Facilities (as defined herein) and operations relating thereto and the acquisition of the Acquired Facilities (as defined herein) (collectively, the "Formation") and (ii) the Underwriters' over-allotment option is not exercised. Unless the context requires otherwise, all references to the "Company" or "Brookdale" in this Prospectus mean the Company, its predecessors and those entities owned or controlled by the Company as though the Formation had occurred. See "Risk Factors--Uncertainty of Proposed Acquisitions" and "The Company and the Formation."

  Brookdale Living Communities, Inc. ("Brookdale" or the "Company") provides senior and assisted living services to the elderly through its facilities located in urban and suburban areas of major metropolitan markets. The Company operates nine senior and assisted living facilities containing a total of 1,968 units which, as of September 30, 1996, were approximately 99% occupied. The Company owns seven of such facilities and manages two facilities pursuant to management contracts. With facilities that contain an average of 220 units, the Company believes Brookdale is able to achieve economies of scale within its facilities and provide senior and assisted living services in a more cost-effective manner. The Company plans to acquire approximately three to five facilities per year containing an aggregate of approximately 800 to 1,000 units, and to commence development of at least three new facilities per year containing approximately 200 units each. The Company had pro forma revenues and net income for the nine months ended September 30, 1996 of $28.7 million and $0.5 million, respectively. All of the Company's revenues are derived from private pay sources.

  Brookdale's facilities are designed for middle to upper income residents who desire an upscale residential environment providing the highest level of quality, care and value. Brookdale's objective is to allow its residents to age in place by providing them with a continuum of senior and assisted living services. By providing residents a range of service options as their needs change, the Company seeks to achieve a greater continuity of care, thereby enabling seniors to maintain their residency for a longer time period. The ability to allow residents to age in place is beneficial to Brookdale's residents as well as their families who are burdened with care option decisions for their elderly relatives. In addition to studio, one-bedroom and two-bedroom units, the Company provides all residents with basic services, such as meal service, 24-hour emergency response, housekeeping, concierge services, transportation and recreational activities. For residents who require additional supplemental care services, the Company provides assistance with certain activities of daily living. The average age of Brookdale's residents is approximately 82 years old, and many of these residents require some level of assistance with activities of daily living. Supplemental care services are provided either by the Company or by outside services or agencies. It is the Company's intention to bring "in-house" as many of these services as practicable.

  The Company's operating philosophy is to provide the highest quality of personalized care for its residents in order to enhance their physical and mental well-being. A key element of this philosophy is to establish affiliations between Brookdale's facilities and local hospitals. Each of the Hallmark facility in Chicago, Illinois, the Heritage facility in Des Plaines, Illinois and the Devonshire facility in Lisle, Illinois (collectively, the "Original Facilities"), are affiliated with local hospitals. In addition, the Company is arranging hospital affiliations for each of Hawthorn Lakes in Vernon Hills, Illinois, Edina Park Plaza in Edina, Minnesota, The Springs of East Mesa in Mesa, Arizona and The Gables at Brighton in Brighton, New York (collectively, the "Acquired Facilities") and intends to arrange such affiliations for facilities that it acquires or develops in the future. Hospital affiliations provide for on-site physician and nursing services, facilitate the provision of health care services and wellness programs to the Company's residents.

  The Company believes that the senior and assisted living industry is emerging as a preferred alternative to meet the growing demand for a cost-effective residential setting in which to care for the elderly who cannot or choose not to live independently due to physical or cognitive frailties and who may require assistance with some of the activities of daily living or the availability of nursing or other medical care. In general, senior and assisted living consists of a combination of housing and the availability of 24-hour a day personal support services and assistance with certain activities of daily living. The Company believes that factors contributing to the growth of the senior and assisted living industry include: (i) the aging of the U.S. population; (ii) consumer preference for greater independence in a residential setting as compared to institutional settings, such as skilled nursing facilities; (iii) its cost effectiveness compared to skilled nursing care and home health care; and (iv) the decreasing ability of relatives to provide care for the elderly in the home. According to industry analysts, annual revenues in the senior and assisted living industry are estimated to have been approximately $10 to $12 billion in 1995 and are expected to grow significantly over the next several years. The senior and assisted living industry remains highly fragmented, with only 5% of the industry's units operated by the 20 largest companies in the industry which provides substantial opportunities for industry consolidation.

  The Company's business and growth strategy is based on the following key elements: (i) acquiring senior and assisted living facilities in major metropolitan markets; (ii) leveraging its development expertise to construct its prototype facility in major metropolitan markets; (iii) providing access to a full continuum of senior and assisted living services to residents of its facilities; (iv) utilizing sophisticated marketing programs to maintain high occupancy rates; and (v) utilizing its operational expertise to enhance the services provided and improve the profitability of existing and acquired facilities. As part of its acquisition strategy, the Company expects to enter into a $75 million secured revolving line of credit (the "Acquisition Line").

  Brookdale Living Communities, Inc. was incorporated in Delaware in September 1996 to continue and expand the business and operations of the senior and assisted living division of The Prime Group, Inc. and its affiliates (collectively, "PGI"). Since 1981, PGI has been engaged in the ownership, development, acquisition and operation of over 20 million square feet of income producing properties and, since 1985, has been active in development, construction, marketing and operation of senior and assisted living facilities for the elderly. The Company's principal executive offices are located at 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601, and its telephone number is (312) 456-0239.

                                  THE OFFERING

Common Stock offered by the Company......................  6,250,000 shares
Common Stock to be outstanding after the Offering........  10,125,000 shares (1)
Use of Proceeds..........................................  To pay the cash portion of the purchase price for the Acquired
                                                           Facilities, to pay certain
                                                           amounts to or on behalf of PGI
                                                           and various third parties in
                                                           connection with the Formation,
                                                           to finance a portion of future
                                                           acquisitions and developments
                                                           and for working capital and
                                                           other general corporate
                                                           purposes. See "Use of
                                                           Proceeds."
Nasdaq National Market symbol............................  BLCI

--------------------
(1) Does not include 383,500 shares of Common Stock subject to options expected to be granted at the initial public offering price. See "Management--Stock Incentive Plan."

                             SUMMARY FINANCIAL DATA

                                                                          NINE MONTHS
                               YEARS ENDED DECEMBER 31,               ENDED SEPTEMBER 30,
                         ---------------------------------------- -----------------------------
                                                       PRO FORMA                     PRO FORMA
                                                      AS ADJUSTED                   AS ADJUSTED
                          1993      1994      1995      1995(1)    1995     1996      1996(1)
                             (IN THOUSANDS, EXCEPT PER SHARE DATA AND OPERATING DATA)
STATEMENT OF OPERATIONS
 DATA (2)(3):
 Revenue:
 Resident fees.......... $ 6,637  $ 15,205  $ 21,935   $ 36,910   $16,024  $16,905   $ 28,462
 Management services
  income ...............     --        --        --         285       --       --         228
                         -------  --------  --------   --------   -------  -------   --------
   Total revenue........   6,637    15,205    21,935     37,195    16,024   16,905     28,690
 Facilities operating
  expenses..............  (5,279)  (11,270)  (13,253)   (21,081)   (9,956)  (9,433)   (15,418)
 General and
  administrative (4)....     --        --        --      (3,600)      --       --      (2,700)
 Depreciation and
  amortization..........  (1,626)   (3,286)   (3,721)    (5,670)   (2,937)  (2,387)    (3,912)
                         -------  --------  --------   --------   -------  -------   --------
 Operating income
  (loss)................    (268)      649     4,961      6,844     3,131    5,085      6,660
 Interest and financing
  fees expense, net.....  (1,791)   (4,053)   (6,385)    (8,758)   (4,758)  (4,075)    (5,841)
                         -------  --------  --------   --------   -------  -------   --------
 Income (loss) before
  extraordinary item....  (2,059)   (3,404)   (1,424)    (1,914)   (1,627)   1,010        819
 Extraordinary item
  (gain on
  extinguishment of
  debt).................     --        --      3,274        --        --       --         --
                         -------  --------  --------   --------   -------  -------   --------
 Net income (loss)...... $(2,059) $ (3,404) $  1,850   $ (1,914)  $(1,627) $ 1,010   $    819
                         =======  ========  ========   ========   =======  =======   ========
UNAUDITED PRO FORMA
 DATA:
 Income (loss) before
  income taxes and
  extraordinary item.... $(2,059) $ (3,404) $ (1,424)  $ (1,914)  $(1,627) $ 1,010   $    819
 Pro forma benefit
  (provision) for income
  taxes (5).............     824     1,362       570        766       651     (404)      (328)
                         -------  --------  --------   --------   -------  -------   --------
 Income (loss) before
  extraordinary item....  (1,235)   (2,042)     (854)    (1,148)     (976)     606        491
 Extraordinary item
  (gain on
  extinguishment of
  debt), net of income
  taxes of $1,310 (5)...     --        --      1,964        --        --       --         --
                         -------  --------  --------   --------   -------  -------   --------
 Pro forma net income
  (loss)................ $(1,235) $ (2,042) $  1,110   $ (1,148)  $  (976) $   606   $    491
                         =======  ========  ========   ========   =======  =======   ========
 Pro forma income (loss)
  before extraordinary
  item, per share (6)...                    $  (0.22)  $  (0.11)           $  0.16   $   0.05
                                            ========   ========            =======   ========
 Pro forma extraordinary
  item, net per share
  (6)...................                    $   0.51   $    --             $   --    $    --
                                            ========   ========            =======   ========
 Pro forma net income
  (loss) per share (6)..                    $   0.29   $  (0.11)           $  0.16   $   0.05
                                            ========   ========            =======   ========
 Pro forma common shares
  outstanding (6).......                       3,875     10,125              3,875     10,125
                                            ========   ========            =======   ========
SELECTED OPERATING AND
 OTHER DATA:
 Total units operated
  (7)...................     577       918       918      1,968       918      918      1,968
 Occupancy rate (7).....    79.9%     95.6%     98.1%      97.9%     98.8%    99.3%      99.4%
 Average monthly revenue
  per unit (8).......... $ 1,454  $  1,732  $  2,015   $  1,921   $ 1,963  $ 2,060   $  1,988

                                                       AT SEPTEMBER 30, 1996
                                                       ------------------------
                                                                    PRO FORMA
                                                        ACTUAL     AS ADJUSTED
                                                          (IN THOUSANDS)
BALANCE SHEET DATA (3):
 Cash................................................. $    1,886   $    16,574
 Total assets.........................................     95,368       217,419
 Total long-term debt.................................     99,407       127,900
 Stockholders' and partners' equity (deficit).........     (8,315)       83,265

--------------------

(1) In order to consummate the acquisition of two of the Acquired Facilities (Hawthorn Lakes and Edina Park Plaza), the Company must obtain the consent of the United States Department of Housing and Urban Development to such transfer. If such consent is not obtained and such two facilities are not acquired, pro forma as adjusted total revenue, operating income and net income (loss) would be $28,104, $4,709 and $(902), respectively, for the year ended December 31, 1995 and $21,718, $4,849 and $551, respectively, for the nine months ended September 30, 1996. See "Risk Factors-- Uncertainly of Proposed Acquisitions."

(2) The historical financial and operating data for each of the three years ended December 31, 1993, 1994 and 1995 and for each of the nine months ended September 30, 1995 and September 30, 1996 represent combined historical financial data for the senior and assisted living division of The Prime Group, Inc., including among other things, a combination of the businesses of the partnerships which as of September 30, 1996 owned the Original Facilities. See "The Company and the Formation."

(3) The pro forma statements of operations data for the year ended December 31, 1995 and the nine months ended September 30, 1996 give effect to (a) the contribution of the Original Facilities and operations relating thereto;
    (b) the acquisition of the Acquired Facilities; (c) the initial capitalization of the Company; and (d) the Offering. The pro forma balance sheet as of September 30, 1996 gives effect to these transactions as if they occurred on such date. See the Unaudited Pro Forma Combined Condensed Financial Statements.

(4) Historically, general and administrative expenses have not been incurred with regard to the Original Facilities, however, upon the completion of the Offering, the Company will incur and report general and administrative expenses as a separate item. See Pro Forma Combined Condensed Statements of Operations.

(5) Includes a pro forma income tax adjustment for federal and state income taxes to reflect the Original Facilities as a C Corporation. See Note 1 of Notes to the Combined Financial Statements of the Original Facilities.

(6) Historical amounts reflect the issuance of 3,875,000 shares of Common Stock in connection with the Formation. Pro forma as adjusted amounts reflect the issuance of 6,250,000 shares of Common Stock in connection with the Offering and 3,875,000 shares of Common Stock in connection with the Formation.

(7) Total units operated represent the total units operated as of the end of the period for the Original Facilities (the Hallmark was not acquired until June 1994). Occupancy rate is calculated by dividing total occupied units by total units operated as of the end of the period for the Original Facilities. Pro forma amounts include the Original Facilities, the Acquired Facilities and the managed facilities.

(8) Average monthly revenue per unit represents the average of the total monthly resident fees divided by occupied units at the end of the period averaged over the respective period presented and for period of time in operation during the period for the Original Facilities. Pro forma amounts include the Original Facilities and the Acquired Facilities.

                                 RISK FACTORS

  Prospective investors should carefully consider the factors set forth below, as well as the other information contained in this Prospectus, in evaluating an investment in the Common Stock offered hereby.

RECENT ORGANIZATION; RECENT NET LOSSES

  The Company was organized in September 1996 to own, operate, acquire and develop senior and assisted living facilities. The Original Facilities and operations relating thereto were formerly owned and operated by PGI and will be contributed to the Company upon completion of the Offering. The Company also expects to acquire the Acquired Facilities upon completion of the Offering. The Original Facilities incurred a net loss before extraordinary items of approximately $1.4 million in 1995, compared to net losses of approximately $3.4 million and $2.1 million in 1994 and 1993, respectively. The Original Facilities had net income of approximately $1.0 million for the nine months ended September 30, 1996, compared to a net loss of approximately $1.6 million for the nine months ended September 30, 1995. On a pro forma basis, giving effect to the acquisition of the Acquired Facilities and the Company entering into the management contracts for the managed facilities, the Company would have had a net loss in 1995 and net income for the nine months ended September 30, 1996 of approximately $1.1 million and $0.5 million (after pro forma income taxes), respectively. There can be no assurance that the Company's operations will be profitable in the future. The inability to achieve profitability at a newly acquired or developed facility on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations and the market price of the Common Stock. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTY OF PROPOSED ACQUISITIONS

  The Company has entered into agreements to purchase the Acquired Facilities for an aggregate purchase price of $79.4 million. The Company will acquire the Gables at Brighton and the Springs of East Mesa facilities simultaneously with the completion of the Offering, and presently anticipates that it will acquire the Hawthorn Lakes and the Edina Park Plaza facilities either simultaneously with the completion of the Offering or as soon as practicable thereafter. The closings of the Acquired Facilities are subject to certain customary conditions, including conditions regarding limited partner consents, and the closings of two of the Acquired Facilities (Hawthorn Lakes and Edina Park Plaza) are subject to approval by the United States Department of Housing and Urban Development ("HUD"). The approval by HUD with respect to the Hawthorn Lakes and the Edina Park Plaza facilities has not been received as of the date hereof and may not be received by the closing of the Offering, if at all. Without such facilities, the Company's pro forma as adjusted total revenue, operating income and net loss for the year ended December 31, 1995 would be $28.1 million, $4.7 million and $(0.9) million, respectively and its pro forma as adjusted total revenue, operating income and net income for the nine months ended September 30, 1996 would be $21.7 million, $4.8 million and $0.6 million, respectively. Although the Company expects the proposed acquisitions of the Hawthorn Lakes and the Edina Park Plaza facilities to be consummated simultaneously with the closing of the Offering, there can be no assurance that the conditions to closing will be satisfied in a timely manner, if at all. Any material delay or failure to consummate the purchase of such facilities could have an adverse effect on the Company's operating results. The Hawthorn Lakes and Edina Park Plaza facilities contain approximately 20% of the total units operated by the Company. See "The Company and the Formation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

DIFFICULTIES OF INTEGRATION; FUTURE ACQUISITION RISKS

  There can be no assurance that the Company will successfully integrate the Acquired Facilities with the Original Facilities. If the Company is unsuccessful in operating the Acquired Facilities and integrating them into the Original Facilities, the Company's business, financial condition and results of operations could be materially and adversely affected. In addition, the Company currently plans to acquire three to five additional facilities per year that are or can be repositioned as senior and assisted living facilities. While the Company is actively pursuing acquisition opportunities, except for the Acquired Facilities, it has not entered into any agreements for any material acquisitions. There can be no assurance that the Company's acquisitions will be completed at the rate currently expected, if at all. The success of the Company's acquisitions will be determined by numerous factors, including the Company's ability to identify suitable acquisition opportunities, competition for such acquisitions, the purchase price, the financial performance of the facilities after acquisition and the ability of the Company to integrate effectively the operations of acquired facilities. Any failure by the Company to achieve its acquisition plans or to integrate or operate acquired facilities effectively may have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Business and Growth Strategy."

DEVELOPMENT AND CONSTRUCTION RISKS

  In addition to acquisitions, the Company currently plans to commence development of approximately three new senior and assisted living facilities per year containing approximately 200 units each in urban and suburban areas in major metropolitan markets. The Company's ability to achieve its development plans will depend upon a variety of factors, many of which are beyond the Company's control. Further, due to the time required for site selection, governmental approvals, construction and rental, it is expected that a facility will not achieve a 90% occupancy rate (a stabilized rate) for at least 32 months, if at all, after a final determination is made by the Company to proceed with any particular development. The successful development of additional facilities will involve a number of risks, including the possibility that the Company may be unable to locate suitable sites at acceptable prices or may be unable to obtain, or may experience delays in obtaining, necessary zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations. The Company may also incur construction costs that exceed original estimates, may not complete construction projects on schedule and may experience competition in the search for suitable development sites. There can be no assurance that the Company will not suffer delays in its development program, which could slow the Company's growth. The Company relies and will continue to rely on third-party general contractors to construct its new facilities. There can be no assurance that the Company will not experience difficulties in working with general contractors and subcontractors, which could result in increased construction costs and delays. Further, facility development is subject to a number of contingencies over which the Company will have little control and that may adversely affect project cost and completion time, including shortages of, or the inability to obtain, labor or materials, the inability of the general contractor or subcontractors to perform under their contracts, strikes, adverse weather conditions and changes in applicable laws or regulations or in the method of applying such laws and regulations. Accordingly, if the Company is unable to achieve its development plans, its business, financial condition and results of operations could be materially and adversely affected. See "Business--Business and Growth Strategy."

NEED FOR ADDITIONAL FINANCING

  To achieve its acquisition and development plans and growth objectives, the Company will need to obtain significant additional financial resources. The Company estimates the cost to acquire and develop the new facilities targeted for acquisition or development over the next two years is approximately $190 million in the aggregate, which substantially exceeds the net proceeds of the Offering and the Company's committed debt financing. Accordingly, the Company's future growth will depend on its ability to obtain significant additional financing on acceptable terms. The Company currently estimates that the net proceeds from the Offering, together with anticipated financing commitments, will be sufficient to fund its acquisition and development plans for approximately 12 months following completion of the Offering. As its financing needs require, the Company will from time to time seek additional financing through a variety of sources, which may include equity financing, debt financing, such as tax-exempt bonds, conventional mortgage financing and bank financing, leases with third parties or other financing methods which, if equity securities are employed, may result in dilution to the Company's stockholders. There can be no assurance that future financing will be available as needed or on terms acceptable to the Company. A lack of funds may require the Company to delay or eliminate all or some of its development projects and acquisition plans and could therefore adversely affect the Company's growth plans. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

ADVERSE CONSEQUENCES OF INDEBTEDNESS; FLOATING RATE DEBT

  The Company was subject to mortgage and other indebtedness in an aggregate principal amount of approximately $127.9 million at September 30, 1996 on a pro forma basis. The Company intends to finance its senior and assisted living facilities through tax-exempt bond financing, conventional mortgage financing, operating leases with third parties or other financing methods, including lines of credit such as the Acquisition Line. The amount of indebtedness and lease payments is expected to increase substantially as the Company pursues its growth strategy. As a result, an increasing amount of the Company's cash flow will be devoted to debt service and related lease payments, and the Company will continue to be subject to risks normally associated with significant financing leverage. At September 30, 1996 on a combined basis, approximately $65.0 million in principal amount of the Company's indebtedness bore interest at floating rates. Therefore, increases in prevailing interest rates could increase significantly the Company's interest payment obligations. In addition, indebtedness the Company may incur in the future may also bear interest at floating rates. There can be no assurance the Company will generate sufficient cash flow from operations to cover required interest, principal and operating lease payments. Any payment or other default could cause the lender to foreclose upon the facilities securing such indebtedness or, in the case of an operating lease, could result in the termination of the lease, with a consequent loss of income and asset value to the Company. In addition, it is anticipated that the terms of the Company's credit facilities or letters of credit will restrict the payment of dividends by the Company or distributions by its wholly-owned limited partnerships to the Company if certain financial ratios are not met. See Notes to Pro Forma Combined Condensed Statements of Operations for the year ended December 31, 1995 and for the nine months ended September 30, 1996 and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The Heritage, Devonshire, Hawthorn Lakes and Edina Park Plaza facilities have been financed with tax-exempt bonds, the aggregate outstanding principal balance of which is $93.5 million at September 30, 1996. In order to continue the tax-exempt treatment of the interest paid on these bonds, the facilities must comply with certain federal income tax requirements, principally pertaining to the maximum income level of a specified portion of the facilities' residents. Failure to satisfy these requirements would constitute an event of default under such bonds, thereby accelerating their maturity. In certain cases, the Company's ability to increase prices at facilities with such bond financing (in response to higher operating costs or other factors) could be limited if it affects the ability of the Company to attract and retain residents with qualifying incomes.

DIFFICULTIES OF MANAGING RAPID GROWTH

  The Company expects that the number of facilities it owns and operates will increase substantially as the Company pursues its development and acquisition strategy. This planned growth will place significant demands on the Company's management resources. In order to manage its growth effectively, the Company must continue to expand its operational, financial and management information systems and continue to attract, train, motivate, manage and retain key employees. If the Company is unable to manage its growth effectively, its business, financial condition and results of operations could be materially and adversely affected. See "Business--Business and Growth Strategy" and "Management."

DEPENDENCE ON SENIOR MANAGEMENT AND SKILLED PERSONNEL

  The Company depends significantly on the continued services of Mark J. Schulte, its President and Chief Executive Officer. The loss of his services could have a material adverse effect on the Company's business, financial condition and results of operations. The Company also depends on its ability to continue to attract and retain management personnel who will be responsible for the day-to-day operations of its senior and assisted living facilities. If the Company is unable to hire qualified management personnel to operate its facilities, the Company's business, financial condition and results of operations could be materially and adversely affected. See "Management."

LACK OF ARM'S-LENGTH NEGOTIATIONS; BENEFITS TO AFFILIATES

  The terms of the transactions between the Company and PGI that comprise a portion of the Formation were not determined by arm's-length negotiations and no independent third-party appraisals of the Original Facilities and operations relating thereto were obtained on behalf of the Company. Accordingly, there can be no assurance that the terms of these arrangements, including, but not limited to, the number of shares of Common Stock and cash received by PGI in exchange for its interests in the Original Facilities and operations relating thereto, are as favorable to the Company as those the Company would have obtained from unaffiliated third parties. See "Certain Transactions."

  PGI will realize substantial benefits from the Offering. In particular, upon completion of the Offering, PGI will own 3,423,438 shares of Common Stock with a market value of approximately $54.8 million (assuming no exercise of the Underwriters' over-allotment option and an initial public offering price of $16.00 per share, the mid-point of the filing range). In addition to PGI's receipt of Common Stock in connection with PGI's contribution of the Original Facilities and operations relating thereto to the Company, the Company will pay $12.0 million to PGI to retire certain indebtedness secured by a pledge of cash flow from the Hallmark facility. Further, certain collateral will be returned to PGI as a result of the Company's assumption of certain mortgage indebtedness on one of the Original Facilities and PGI will receive partner distributions simultaneously with the completion of the Offering to the extent that the unrestricted cash balances of the Original Facilities exceed $2.0 million. At the Formation, in accordance with the Formation Agreement, Mark J. Schulte will transfer all of his interests in the operations relating to the Original Facilities to the Company in exchange for 451,562 shares of Common Stock from the Company. See "The Company and the Formation" and "Use of Proceeds."

SIGNIFICANT INFLUENCE BY EXISTING STOCKHOLDERS AND MANAGEMENT

  PGI will beneficially own approximately 33.8% of the outstanding Common Stock after completion of the Offering (30.9% if the Underwriters' over-allotment option is exercised in full). Executive officers and directors of the Company as a group will beneficially own approximately 38.3% of the outstanding Common Stock after the Offering (35.0% if the Underwriters' over-allotment option is exercised in full). As a result, PGI and the Company's executive officers and directors will have significant influence over all matters requiring approval by the Company's stockholders, including business combinations and the election of directors. See "Principal Stockholders."

COMPETITION

  The long-term care industry is highly competitive, and the Company believes that the senior and assisted living segment, in particular, will become even more competitive in the future. The Company will be competing with numerous other companies providing similar services such as home health care agencies, other senior and assisted living providers, retirement communities and convalescent centers. In general, regulatory and other barriers to entry in the senior and assisted living industry are not substantial. In pursuing its business and growth strategy, the Company expects to face competition in its efforts to develop and acquire facilities. Some of the Company's present and potential competitors are significantly larger and have, or may obtain, greater financial resources than the resources available to the Company. Consequently, there can be no assurance that the Company will not encounter increased competition that could limit its ability to attract residents or expand its business or otherwise have a material adverse effect on its business, financial condition and results of operations. Moreover, if the development of new senior and assisted living facilities outpaces demand for those facilities in certain markets, such markets may become saturated. Such an oversupply of facilities could cause the Company to experience decreased occupancy rates, depressed margins and lower operating results. See "Business--Competition."

GOVERNMENTAL REGULATION

  The Company's senior and assisted living facilities are subject to federal, state and local regulation and licensing by state and local health and social service agencies and other regulatory authorities, which requirements vary from state to state. Senior and assisted living facilities in some states are subject to periodic survey or inspection by governmental authorities. In Illinois, where the Original Facilities are located, and perhaps in certain other states in which the Company may operate in the future, the Company may be unable to provide certain higher levels of assisted living services without obtaining the appropriate licenses, if applicable. In addition, some states have adopted certificate of need or similar laws applicable to assisted living and nursing facilities which generally require that the appropriate state agency approve certain acquisitions or capital expenditures and determine that a need exists for certain new bed additions or new services. Many states have placed a moratorium on granting certificates of need or otherwise stated their intent not to grant approval for such expenditures. To the extent certificates of need or other similar approvals are required for expansion of Company operations, such expansion could be adversely affected by the failure or inability to obtain the necessary approvals or possible delays in obtaining such approvals.

  Although the Company currently does not participate in the Medicare or Medicaid programs, the hospitals with which it has affiliations do participate in those programs and the Company intends to participate in the Medicare program at the skilled nursing facility to be constructed at the Devonshire facility. Also, all of the Company's residents are eligible for Medicare benefits. Therefore, certain aspects of the Company's business are and will be subject to federal and state laws and regulations which govern financial and other arrangements between and among health care providers, suppliers and vendors. These laws prohibit certain direct and indirect payments and fee-splitting arrangements designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider or other entity or person for medical products and services. These laws include, but are not limited to, the federal "anti-kickback law" which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. The Office of the Inspector General of the Department of Health and Human Services, the Department of Justice and other federal agencies interpret these statutes liberally and enforce them aggressively. Members of Congress have proposed legislation that would significantly expand the federal government's involvement in curtailing fraud and abuse and increase the monetary penalties for violation of these provisions. Violation of these laws can result in, among other things, loss of licensure, civil and criminal penalties for individuals and entities, and exclusion of health care providers or suppliers from participation in the Medicare and/or Medicaid programs.

  In addition, although the Company is not a Medicare or Medicaid provider or supplier, it is subject to these laws because (i) the state laws typically apply regardless of whether Medicare or Medicaid payments are at issue, (ii) the Company plans to build and operate a skilled nursing facility at its Devonshire facility and may establish licensed home health agencies which are intended to participate in Medicare, and (iii) as required under some state licensure laws, and for the convenience of its residents, some of the Company's senior and assisted living facilities maintain contracts with hospitals, who in turn maintain contracts with certain health care providers and practitioners, including pharmacies, home health agencies and hospices, through which the health care providers make their health care items or services (some of which may be covered by Medicare or Medicaid) available to facility residents. There can be no assurance that such laws will be interpreted in a manner consistent with the practices of the Company.

  The success of the Company will depend in part upon its ability to satisfy applicable regulations and requirements and to procure and maintain required licenses as the regulatory environment for senior and assisted living facilities evolves. There can be no assurance that federal, state or local laws or regulatory procedures which might adversely affect the Company will not be imposed or expanded. Any failure by the Company to comply with applicable regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Governmental Regulation."

ENVIRONMENTAL RISKS

  Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the cost of removal or remediation of certain hazardous or toxic substances that could be located on, in or under such property. Such laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. In addition, the Company's skilled nursing facility to be built at the Devonshire facility will be subject to laws relating to the disposal of biohazardous waste. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any affected property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the owner or operator. In connection with the ownership or operation of its facilities, the Company could be liable for these remediation costs or fines. As a result, the presence, with or without the Company's knowledge, of hazardous or toxic substances at any property held or operated by the Company, or acquired or operated by the Company in the future, could have a material adverse effect on the Company's business, financial condition and results of operations.

LIABILITY AND INSURANCE

  The services provided by the Company subject it to significant liability risks. In recent years, the senior and assisted living industry has experienced an increase in the number of lawsuits alleging negligence and other legal theories, many of which involve significant legal costs and substantial claims. The Company intends to secure by completion of the Offering, insurance policies in amounts and with such coverage as it deems appropriate for its operations. There can be no assurance, however, that the Company will be able to continue to obtain sufficient liability insurance coverage in the future or that such coverage will be available on acceptable terms. A successful claim in excess of the Company's coverage or not covered by the Company's insurance could have a material adverse effect on the Company's business, financial condition and results of operations. Claims against the Company, regardless of their merit or outcome, may involve significant legal costs and require management to devote considerable time which would otherwise be utilized in the operation of the Company. See "Business--Insurance."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 10,125,000 shares of Common Stock outstanding (or 11,062,500 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 6,250,000 shares sold in the Offering (or a maximum of 7,187,500 if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or limitation under the Securities Act of 1933, as amended (the "Securities Act") except for any shares purchased by "affiliates" of the Company, as such term in defined in Rule 144 promulgated under the Securities Act. The remaining 3,875,000 shares are "restricted securities" within the meaning of Rule 144. The Company, its management and PGI have agreed with the Underwriters, subject to certain exceptions, not to sell or otherwise dispose of any shares of Common Stock, any options to purchase Common Stock or any securities convertible into or exchangeable for shares of Common Stock for a period of 180 days after the date of this Prospectus (the "lock-up period") without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). After expiration of the lock-up period, PGI will be entitled to certain demand and incidental registration rights with respect to its shares. If PGI, by exercising its demand registration rights, causes a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Common Stock. Further, the Company intends to register promptly following completion of the Offering 750,000 shares of Common Stock reserved for issuance pursuant to the Company's stock option programs, under which options to purchase 383,500 shares will be outstanding upon completion of the Offering, of which options for 348,500 shares will vest and become exercisable, subject to certain conditions being met, at the rate of 25% per year commencing on the first anniversary of their date of grant and options for 35,000 shares will vest and become exercisable at the rate of 33.3% per year commencing on the first anniversary of their date of grant. All restricted shares of Common Stock will be eligible for sale to certain qualified institutional buyers in accordance with Rule 144A under the Securities Act. Sales of substantial amounts of shares of Common Stock in the public market after the Offering or the perception that such sales could occur could adversely affect the market price of the Common Stock and the Company's ability to raise equity. See "Management--Stock Incentive Plan," "Description of Capital Stock--Registration Rights Agreement," "Shares Eligible for Future Sale" and "Underwriting."

ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after the Offering. The initial public offering price of the Common Stock will be determined by negotiation between the Company and the representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of the Offering. For factors that will be considered in determining the initial public offering price, see "Underwriting." After completion of the Offering, the market price of the Common Stock could be subject to significant fluctuations in response to various factors and events, including the liquidity of the market for the shares of Common Stock, variations in the Company's operating results, changes in earnings estimates by securities analysts, publicity regarding the industry or the Company and the adoption of new statutes or regulations (or changes in the interpretation of existing statutes or regulations) affecting the health care industry in general or the senior and assisted living industry in particular. In addition, the stock market in recent years has experienced broad price and volume fluctuations that often have been unrelated to the operating performance of particular companies. These market fluctuations may adversely affect the market price of the shares of Common Stock.

ANTI-TAKEOVER PROVISIONS

  The Company's Restated Certificate of Incorporation and Amended and Restated By-laws, as well as Delaware corporate law, contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Certain of these provisions allow the Company to issue, without stockholder approval, preferred stock having rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements, including advance notice and super-majority voting provisions, that could make it more difficult for stockholders to effect certain corporate actions. In addition, the Company's Board of Directors is divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of the Board of Directors. As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law (the "DGCL") which, in general, prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined therein) for three years following the date such person became an interested stockholder unless certain conditions are satisfied. Pursuant to a Board resolution adopted at the time of formation of the Company, the Section 203 limits do not apply to any "business combination" between the Company and PGI. See "Description of Capital Stock."

IMMEDIATE AND SUBSTANTIAL DILUTION

  The existing stockholders of the Company acquired their shares of Common Stock at an average cost substantially below the assumed initial public offering price set forth on the cover page of this Prospectus. Therefore, purchasers of Common Stock in the Offering will experience immediate and substantial dilution in net tangible book value per share of approximately $7.96. See "Dilution."

                         THE COMPANY AND THE FORMATION

  The Company was incorporated in Delaware on September 4, 1996 and is wholly owned by an affiliate of The Prime Group, Inc. At the completion of the Offering, the shares owned by such affiliate will be repurchased by the Company in accordance with a subscription agreement between the Company and such affiliate at a nominal price. Pursuant to the Formation Agreement (as defined herein), in connection with the completion of the Offering, PGI will contribute the Original Facilities (including all of the capital stock of a wholly owned subsidiary of PGI that holds certain rights relating to the proposed skilled nursing facility on the campus of the Devonshire facility) and operations relating thereto to the Company in exchange for 3,423,438 shares of Common Stock, $12.0 million in cash from the net proceeds of the Offering to retire certain indebtedness secured by a pledge of cash flow from the Hallmark facility and the assumption by the Company of certain indebtedness in the aggregate amount of $99.4 million. Further, certain collateral will be returned to PGI as a result of Brookdale's assumption of certain mortgage indebtedness on one of the Original Facilities and PGI will receive partner distributions simultaneously with the Offering to the extent that the unrestricted cash balances of the Original Facilities exceed $2.0 million. At the Formation, in accordance with the Formation Agreement, Mark J. Schulte, President and Chief Executive Officer of the Company, will transfer all of his interests in the operations relating to the Original Facilities to the Company in exchange for 451,562 shares of Common Stock from the Company. In addition, at the completion of the Offering, the Company will acquire the ownership interests of various third parties in (i) certain of the Original Facilities for $4.6 million in cash and (ii) the Gables at Brighton and the Springs of East Mesa for an aggregate amount of $25.2 million in cash. The Company presently anticipates that it will complete the acquisition of the Hawthorn Lakes and the Edina Park Plaza facilities either simultaneously with the completion of the Offering or as soon as practicable thereafter for an aggregate amount of $23.7 million in cash and the assumption of debt in the aggregate amount of $28.5 million. The Company, at the completion of the Offering, will also enter (i) a management agreement with PGI to manage the Island on Lake Travis facility and (ii) a management agreement (and an option to purchase) regarding the Kenwood facility with a third party unaffiliated with PGI that owns the Kenwood facility. The transactions described above are referred to herein collectively as the "Formation." See "Use of Proceeds," "Business--Facilities" and "Certain Transactions."

  The Company currently has credit enhancement on $65.0 million of tax-exempt bonds that are secured by the Devonshire and the Heritage facilities. In connection with its acquisition of these facilities, the Company must replace such credit enhancement. The Company has obtained a commitment from LaSalle National Bank and Bank One, Chicago, NA whereby letters of credit with a maturity of three years from the closing of the Offering would be provided as replacement credit enhancement. On or prior to the completion of the Offering, the Company will have reached definitive agreements with such banks to issue the letters of credit. In addition to the mortgages on the Devonshire and the Heritage facilities, estimated cash collateral amount of $11.0 million from the net proceeds of the Offering would be pledged as additional collateral and the letters of credit would be guaranteed to the extent of 30% by the Company. See "Risk Factors--Adverse Consequences of Indebtedness" and "Use of Proceeds."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 6,250,000 shares of Common Stock offered hereby are estimated to be approximately $91.5 million (at an assumed initial public offering price of $16.00 per share, the midpoint of the filing range) or approximately $105.5 million if the Underwriters' over-allotment option is exercised in full, after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company. Simultaneously with the completion of the Offering, the Company intends to use approximately $25.2 million of the net proceeds to fund the cash portion of the purchase price for the Gables at Brighton and the Springs of East Mesa facilities, approximately $4.6 million of the net proceeds to purchase a third party's interests in the Devonshire and the Heritage facilities and approximately $0.3 million in payment of a fee to a lender in connection with the transfer of ownership of the Hallmark facility to the Company. In addition, the Company intends to use approximately $23.7 million of the net proceeds to fund the cash portion of the purchase price for the Hawthorn Lakes and the Edina Park Plaza facilities either simultaneously with the closing of the Offering or as soon as practicable thereafter. The Company also intends to use approximately $12.0 million of the net proceeds to retire certain indebtedness of PGI which is secured by a pledge of PGI's rights to cash flow from the Hallmark facility. The Company also intends to use approximately $11.0 million of the net proceeds as cash collateral for the proposed credit enhancement on $65.0 million of tax-exempt bonds that are secured by the Devonshire and the Heritage facilities. The balance of the net proceeds, approximately $14.7 million (or approximately $28.7 million if the Underwriters' over-allotment option is exercised in full), will be used to finance a portion of the future acquisitions and developments of additional senior and assisted living facilities and for working capital and general corporate purposes. The Company is currently negotiating with owners of several senior and assisted living facilities as well as several sites for development of senior and assisted living facilities to acquire such facilities and sites. The Company has not, however, entered into binding contracts for any such acquisitions nor can there be any assurance that the Company will complete any such acquisitions. See "Risk Factors--Uncertainty of Proposed Acquisitions."

  Pending such uses described above, the Company intends to invest the net proceeds in short-term, interest-bearing securities or certificates of deposit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Business--Business and Growth Strategy" and "Certain Transactions."

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its Common Stock and currently plans to retain future earnings, if any, to finance the growth of the Company's business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on the financial condition, results of operations and capital requirements of the Company as well as other factors deemed to be relevant by the Board of Directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

                                 CAPITALIZATION

  The following table sets forth as of September 30, 1996 (i) the capitalization of the Original Facilities and (ii) the pro forma capitalization of the Company, as adjusted to give effect to the Formation and the receipt and application of the net proceeds of the Offering (assuming an initial public offering price of $16.00, the midpoint of the filing range, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company) as discussed in "Use of Proceeds." The table should be read in conjunction with the Unaudited Pro Forma Combined Condensed Financial Statements of the Company and the Combined Financial Statements of the Original Facilities, and the related notes to each thereto, contained elsewhere in this Prospectus.

                                                           AT SEPTEMBER 30,
                                                                 1996
                                                          --------------------
                                                                    PRO FORMA
                                                          ACTUAL   AS ADJUSTED
Unrestricted cash and cash equivalents................... $ 1,886   $ 16,574
                                                          =======   ========
Total long-term debt(1).................................. $99,407   $127,900
Stockholders' and partners' equity (deficit):
Preferred Stock, $0.01 par value, 20,000,000 shares
 authorized; none issued or outstanding..................     --         --
Common Stock, $0.01 par value, 75,000,000 shares
 authorized; 10,125,000 shares issued and outstanding,
 pro forma as adjusted(2)................................     --         101
Additional paid-in capital...............................     --      83,164
Accumulated deficit......................................  (8,315)       --
                                                          -------   --------
  Total stockholders' and partners' equity (deficit).....  (8,315)    83,265
                                                          -------   --------
    Total capitalization................................. $91,092   $211,165
                                                          =======   ========

---------------------

(1) See Note (g) of Notes to Unaudited Pro Forma Combined Condensed Balance Sheet of the Company, Note 4 of Notes to Combined Financial Statements of the Original Facilities and Note 3 of Notes to Combined Financial Statements of the Activelife Facilities for information regarding the Company's long-term indebtedness.
(2) Does not include 383,500 shares of Common Stock subject to options expected to be granted at the initial public offering price. See "Management--Stock Incentive Plan."

                                    DILUTION

  The Company's net deficit in tangible book value as of September 30, 1996 prior to the Offering was approximately $10.2 million, or $2.63 per share. Net deficit in tangible book value per share as of September 30, 1996 is equal to the Original Facilities total tangible assets less its total liabilities, divided by the 3,875,000 shares of Common Stock to be received by PGI and management of the Company related to the Formation. After giving effect to the sale of the 6,250,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $16.00 per share, the midpoint of the filing range, the pro forma net tangible book value of the Common Stock at September 30, 1996 would have been approximately $81.4 million, or $8.04 per share. This represents an immediate increase in pro forma net tangible book value of $10.67 per share to existing stockholders and immediate dilution of $7.96 per share to purchasers of Common Stock in the Offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.................          $16.00
  Net deficit in tangible book value prior to the Offering...... $ (2.63)
  Increase attributable to new investors........................   10.67
                                                                 -------
Pro forma net tangible book value after the Offering............            8.04
                                                                          ------
Dilution per share to new investors.............................          $ 7.96
                                                                          ======

  The following table summarizes the differences between PGI and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                          SHARES PURCHASED  TOTAL CONSIDERATION
                         ------------------ --------------------- AVERAGE PRICE
                           NUMBER   PERCENT    AMOUNT     PERCENT   PER SHARE
New investors...........  6,250,000   61.7% $100,000,000   115.5%    $16.00
PGI and
 management(1)(2).......  3,875,000   38.3   (13,433,000)  (15.5)     (3.47)
                         ----------  -----  ------------   -----
    Total............... 10,125,000  100.0% $ 86,567,000   100.0%    $ 8.55
                         ==========  =====  ============   =====

---------------------
(1) Does not include 383,500 shares of Common Stock subject to options expected to be granted at the initial public offering price.

(2) Total consideration provided by PGI and management for the shares of common stock includes Original Facilities partners' deficit at September 30, 1996 of $8.3 million, distributions to PGI of $12.0 million and the elimination of a net deficit of $6.9 million representing third-party interests being purchased by the Company.

                            SELECTED FINANCIAL DATA

  The following table presents selected financial and operating data for the Original Facilities and selected pro forma data for the Company. The selected financial data as of September 30, 1996 and for the nine months then ended and as of December 31, 1994 and 1995, and for the years ended December 31, 1993, 1994 and 1995, have been derived from the audited combined financial statements of the Original Facilities included elsewhere in this Prospectus. The selected financial data as of December 31, 1991, 1992 and 1993 and for the years ended December 31, 1991 and 1992 have been derived from the combined financial statements of the Original Facilities not included in this Prospectus. The selected financial data as of September 30, 1995 and for the nine months then ended have been derived from the unaudited combined financial statements of the Original Facilities included elsewhere in this Prospectus. In the opinion of management, the unaudited combined financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the combined financial position and combined results of operations for the unaudited periods. The combined results of operations for the nine months ended September 30, 1995 and 1996 are not necessarily indicative of the results to be expected for the full year.

                                                                                      NINE MONTHS
                                                                                    ENDED SEPTEMBER
                                              YEARS ENDED DECEMBER 31,                    30,
                                       -------------------------------------------  ----------------
                                        1991     1992     1993     1994     1995     1995     1996
                                         (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
 Revenue:
  Resident fees....................... $ 3,185  $ 5,044  $ 6,637  $15,205  $21,935  $16,024  $16,905
 Facilities operating expenses........  (3,245)  (3,910)  (5,279) (11,270) (13,253)  (9,956)  (9,433)
 General and administrative
  expenses (1)........................     --       --       --       --       --       --       --
 Depreciation and amortization........  (1,224)  (1,281)  (1,626)  (3,286)  (3,721)  (2,937)  (2,387)
                                       -------  -------  -------  -------  -------  -------  -------
 Operating income (loss)..............  (1,284)    (147)    (268)     649    4,961    3,131    5,085
 Interest and financing fees expense..  (2,050)  (1,742)  (1,791)  (4,053)  (6,385)  (4,758)  (4,075)
                                       -------  -------  -------  -------  -------  -------  -------
 Income (loss) before extraordinary
  item................................  (3,334)  (1,889)  (2,059)  (3,404)  (1,424)  (1,627)   1,010
 Extraordinary item (gain on
  extinguishment of debt).............     --       --       --       --     3,274      --       --
                                       -------  -------  -------  -------  -------  -------  -------
 Net income (loss).................... $(3,334) $(1,889) $(2,059) $(3,404) $ 1,850  $(1,627) $ 1,010
                                       =======  =======  =======  =======  =======  =======  =======
UNAUDITED PRO FORMA DATA:
 Income (loss) before income taxes and
  extraordinary item.................. $(3,334) $(1,889) $(2,059) $(3,404) $(1,424) $(1,627) $ 1,010
 Pro forma benefit (provision) for
  income taxes (2)....................   1,333      756      824    1,362      570      651     (404)
                                       -------  -------  -------  -------  -------  -------  -------
 Income (loss) before extraordinary
  item................................  (2,001)  (1,133)  (1,235)  (2,042)    (854)    (976)     606
 Extraordinary item (gain on
  extinguishment of debt), net of
  income taxes of $1,310 (2)..........     --       --       --       --     1,964      --       --
                                       -------  -------  -------  -------  -------  -------  -------
 Pro forma net income (loss).......... $(2,001) $(1,133) $(1,235) $(2,042) $ 1,110  $  (976) $   606
                                       =======  =======  =======  =======  =======  =======  =======
 Pro forma income (loss) before
  extraordinary item, per share (3)...                                     $ (0.22)          $  0.16
                                                                           =======           =======
 Pro forma extraordinary item, per
  share (3)...........................                                     $  0.51           $   --
                                                                           =======           =======
 Pro forma net income per share (3)...                                     $  0.29           $  0.16
                                                                           =======           =======
 Pro forma common shares
  outstanding (3).....................                                       3,875             3,875
                                                                           =======           =======
SELECTED OPERATING AND OTHER DATA:
 Total units operated (4).............     323      323      577      918      918      918      918
 Occupancy rate (4)...................    66.9%    95.4%    79.9%    95.6%    98.1%    98.8%    99.3%
 Average monthly revenue per unit (5). $ 1,229  $ 1,365   $1,454   $1,732  $ 2,015  $ 1,963  $ 2,060

                                      AT DECEMBER 31,
                         ---------------------------------------------  SEPTEMBER 30,
                          1991     1992     1993      1994      1995        1996
                                             (IN THOUSANDS)
BALANCE SHEET DATA:
 Total assets........... $66,726  $70,255  $65,149  $102,579  $100,325     $95,368
 Total long-term debt...  70,578   70,848   71,510   101,242    99,627      99,407
 Partners' deficit......  (6,052)  (7,941)  (9,999)   (4,351)   (3,408)     (8,315)

---------------------
(1) Historically, general and administrative expenses have not been incurred with regard to the Original Facilities, however, upon the completion of the Offering, the Company will incur and report general and administrative expenses as a separate item. See Pro Forma Combined Condensed Statements of Operations.
(2) Includes a pro forma income tax adjustment for federal and state income taxes to reflect the Original Facilities as a C Corporation. See Note 1 of Notes to the Combined Financial Statements of the Original Facilities.

(3) Reflects the issuance of 3,875,000 shares of Common Stock in connection with the Formation.
(4) Total units operated represent the total units operated as of the end of the period for the Original Facilities (the Hallmark was not acquired until June 1994). Occupancy rate is calculated by dividing total occupied units divided by total units operated as of the end of the period for the Original Facilities.
(5) Average monthly revenue per unit represents the average of total monthly resident fees divided by occupied units at the end of the period averaged over the respective period presented and for the period of time in operation over the period for the Original Facilities.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the "Selected Financial Data" and the Combined Financial Statements of the Original Facilities and Notes thereto, each appearing elsewhere in this Prospectus. Such historical information includes the operations, assets and liabilities of the business and facilities relating to the Original Facilities which will become a portion of the assets and liabilities of the Company as part of the Formation, and forms the basis for "Management's Discussion and Analysis of Financial Condition and Results of Operations." Except for "Overview," the discussion of historical results set forth below does not include financial information relating to the Acquired Facilities and the managed facilities. See "Risk Factors--Uncertainty of Proposed Acquisitions" and "The Company and the Formation." Historical results as set forth herein are not necessarily indicative of future results from operations.

OVERVIEW

  The Company operates nine senior and assisted living facilities containing a total of 1,968 units. Seven of such facilities are owned by the Company and two facilities are managed by Brookdale pursuant to management contracts. The Company's senior and assisted living facilities offer residents a supportive, "home-like" setting and assistance with certain activities of daily living. Residents of Brookdale's facilities are typically unable or choose not to live independently, but do not require the 24-hour nursing care provided in skilled nursing facilities. By providing residents a range of service options as their needs change, the Company seeks to achieve greater continuity of care, enabling seniors to age in place and thereby maintain their residency for a longer time period. The ability to allow residents to age in place is beneficial to Brookdale's residents as well as their families who are burdened with care option decisions for their elderly relatives.

  Upon the completion of the Offering, PGI will contribute its interests in the Original Facilities (including all of the capital stock of a wholly owned subsidiary of PGI that holds certain rights relating to the proposed skilled nursing facility on the campus of the Devonshire facility) and operations relating thereto to the Company in exchange for 3,423,438 shares of Common Stock, $12.0 million in cash from the net proceeds of the Offering and the assumption by the Company of certain indebtedness in the aggregate amount of $99.4 million. Further, certain collateral will be returned to PGI as a result of Brookdale's assumption of certain mortgage indebtedness on one of the Original Facilities and PGI will receive partner distributions simultaneously with the Offering to the extent that the unrestricted cash balances of the Original Facilities exceed $2.0 million. At the Formation in accordance with the Formation Agreement, Mark J. Schulte, President and Chief Executive Officer of the Company, will transfer all of his interests in the operations relating to the Original Facilities to the Company in exchange for 451,562 shares of Common Stock from the Company. In addition, at the completion of the Offering, the Company will acquire the ownership interests of various third parties in (i) certain of the Original Facilities for $4.6 million in cash and
(ii) the Gables at Brighton and the Springs of East Mesa facilities for an aggregate amount of $25.2 million in cash. The Company presently anticipates that it will complete the acquisitions of the Hawthorn Lakes and the Edina Park Plaza facilities either simultaneously with the completion of the Offering or as soon as practicable thereafter for an aggregate amount of $23.7 million in cash and the assumption of debt in the aggregate amount of $28.5 million. Further, at the completion of the Offering, the Company will enter
(i) a management contract with PGI to manage the Island on Lake Travis facility and (ii) a management agreement (and an option to purchase) regarding the Kenwood facility with a third party unaffiliated with PGI that owns the Kenwood facility. See "The Company and the Formation" and "Use of Proceeds."

  The Company currently plans to acquire approximately three to five facilities per year containing an aggregate of approximately 800 to 1,000 units, and to commence development of at least three new facilities per year containing approximately 200 units each in major urban and suburban areas in major metropolitan markets. The Company anticipates that it will use a combination of net proceeds from the Offering, additional equity financing and debt financing and cash generated from operations to fund this development activity. In order to achieve its growth plans, the Company will be required to obtain a substantial amount of additional financing.

There can be no assurance that future financing will be available as needed or on terms acceptable to the Company. A lack of funds may require the Company to delay all or some of its acquisition plans and development projects. See "Risk Factors--Future Acquisition Risks; Difficulties of Integration," "-- Development and Construction Risks," "--Need for Additional Financing" and "-- Liquidity and Capital Resources."

  The Company derives its revenues from resident fees and management fees. On a pro forma basis after giving effect to the Formation, most of the Company's operating revenue has come from resident fees, which comprised 99.2%, of total operating revenues for both the year ended December 31, 1995 and the nine months ended September 30, 1996. Resident fees typically are paid monthly by residents, their families or other responsible parties. All of the Company's revenue has been derived from private pay sources. Management services income, which on a pro forma basis after giving effect to the Formation, accounted for the remaining 0.8% of the Company's revenues for both the year ended December 31, 1995 and the nine months ended September 30, 1996, consists of management fees which typically range from 3.0% to 5.0% of a managed facility's total gross revenues. Resident fees and management fees are recognized as revenues when services are provided. After the Offering, the Company will not receive management fees with regard to its owned facilities; however, it will receive fees under the management contracts for the Island on Lake Travis and Kenwood facilities.

  The Company classifies its operating expenses into the following categories:
(i) facility operating expenses, which include labor, food, marketing and other direct facility expenses and real estate taxes; (ii) general and administrative expenses, which primarily include corporate headquarters and other overhead costs; and (iii) depreciation and amortization.

RESULTS OF OPERATIONS

  The following table sets forth certain data from the respective combined statements of operations of the Original Facilities:

                                      YEARS ENDED           NINE MONTHS ENDED
                                      DECEMBER 31,            SEPTEMBER 30,
                                  ------------------------  ------------------
                                   1993     1994     1995      1995      1996
                                                            (UNAUDITED)
Resident fees....................  100.0%   100.0%   100.0%    100.0%    100.0%
Facility operating expenses......  (79.5)   (74.1)   (60.4)    (62.1)    (55.8)
General and administrative
 expenses (1)....................    --       --       --        --        --
Depreciation and amortization....  (24.5)   (21.6)   (17.0)    (18.3)    (14.1)
                                  ------   ------   ------    ------    ------
Income (loss) from operations....   (4.0)     4.3     22.6      19.6      30.1
Interest expense.................  (27.0)   (26.7)   (29.1)    (29.7)    (24.1)
                                  ------   ------   ------    ------    ------
Income (loss) before
 extraordinary item..............  (31.0)   (22.4)    (6.5)    (10.1)      6.0
Extraordinary item...............    --       --      14.9       --        --
                                  ------   ------   ------    ------    ------
Net income (loss)................  (31.0)%  (22.4)%    8.4%    (10.1)%     6.0%
                                  ======   ======   ======    ======    ======
Selected Operating and Other
 Data:
Total units operated (2).........    577      918      918       918       918
Occupancy rate (2)...............   79.9%    95.6%    98.1%     98.8%     99.3%
Average monthly revenue per unit
 (3)............................. $1,454   $1,732   $2,015    $1,963    $2,060

---------------------
(1) Historically, general and administrative expenses have not been incurred with regard to the Original Facilities, however, upon the completion of the Offering, the Company will incur and report general and administrative expenses as a separate item. See Pro Forma Combined Condensed Statements of Operations.
(2) Total units operated represents total units operated as of the end of the period for Original Facilities (the Hallmark was not acquired until June
    1994). Occupancy rate is calculated by dividing total occupied units by total units operated as of the end of the period for the Original Facilities.
(3) Average monthly revenue per unit represents the average of the total monthly resident fees divided by occupied units at the end of the period, averaged over the respective period presented and for the period of time in operation during the period for the Original Facilities.

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1996 TO NINE MONTHS ENDED SEPTEMBER 30, 1995

  Revenue. Resident fees revenue increased approximately $881,000, or 5.5%, to $16.9 million for the nine months ended September 30, 1996. The increase was primarily due to a 5% increase in average monthly revenue per unit and a 0.5% increase in occupancy percentage from the nine months ended September 30, 1995 to the nine months ended September 30, 1996. The occupancy rate for the Original Facilities during the nine months ended September 30, 1996 was 99.3% as compared to 98.8% during the nine months ended September 30, 1995. The average monthly revenue per unit increased by $97 per unit, to $2,060 per unit, for the nine months ended September 30, 1996 as compared to $1,963 per unit for the nine months ended September 30, 1995.

  Operating Expenses. Facility operating expenses decreased approximately $523,000, or 5.3%, to $9.4 million for the nine months ended September 30, 1996. The primary reason for the decrease was due to more efficient operations at the Original Facilities and economies of scale created by the increase in occupancy and revenue. This was evidenced by the decrease in these expenses as a percentage of revenue to 55.8%, for the nine months ended September 30, 1996 compared to 62.1% for the nine months ended September 30, 1995. In addition, property management fees (such management fees, which were paid to PGI, will not be payable after the Formation) decreased approximately $98,000, or 12.3%, due primarily to a reduction of the Hallmark's management fees, effective January 1, 1996, from 5.0% of net operating income to 3.0%.

  Depreciation and amortization expense decreased approximately $550,000, or 18.7%, to $2.4 million for the nine months ended September 30, 1996 primarily due to amortization of deferred marketing fees related to the Heritage facility that became fully amortized in August 1995. Amortization expense contributed approximately $591,000 to depreciation and amortization expense in 1995 and was partially offset by an increase in depreciable assets at each of the Original Facilities.

  Interest and financing fees expense decreased approximately $683,000, or 14.4%, to $4.1 million for the nine months ended September 30, 1996 due primarily to the refinancing of the Hallmark mortgage payable at the end of 1995. This refinancing resulted in savings of approximately $477,000 as the new note bears a fixed rate of interest of 7.265% per annum whereas the old note accrued interest at a rate of LIBOR plus 2.5% per annum. For the nine months ended September 30, 1995, the interest rate on the old note ranged from 8.75% to 9.0%. In addition, the Devonshire and the Heritage facilities experienced lower interest rates on their variable rate bonds for the first nine months of 1996 than for the same period in 1995, which resulted in additional savings of approximately $238,000. Interest rates on these bonds (exclusive of credit enhancement and other fees) averaged approximately 3.2% for the nine months ended September 30, 1996 as compared to an average rate of approximately 3.7% for the nine months ended September 30, 1995. These decreases in interest expense were slightly offset by increased financing fees associated with the Devonshire and the Heritage bonds for the nine month period ended September 30, 1996.

  Net Income (Loss). Net income increased approximately $2.6 million to approximately $1.0 million for the nine months ended September 30, 1996 compared to a net loss of $1.6 million for the nine months ended September 30, 1995 due primarily to an increase in operating revenue and a decrease in operating expenses, as described above.

COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

  Revenue. Resident fees revenue increased approximately $6.7 million, or 44.3%, to $21.9 million in 1995. Of this increase, $4.9 million related to a full year of operations at the Hallmark facility in 1995 versus seven months in 1994, while the remainder of this increase was due primarily to increases in average monthly revenue per unit at the Original Facilities and occupancy rates for 1994 as compared to 1995. The occupancy rate for the Original Facilities during 1995 increased 2.5% to 98.1% from 95.6% during 1994. The average monthly revenue per unit increased by $283 per unit, to $2,015 per occupied unit, for 1995 as compared to $1,732 per unit for 1994.

  Operating Expenses. Facility operating expenses increased approximately $2.0 million, or 17.6%, to $13.3 million in 1995. The primary reason for the increase was an increase of $1.9 million in facility operating expenses at the Hallmark facility due to a full year of operations versus only seven months in 1994. Real estate taxes increased approximately $120,000, or 13.4%, to $1.0 million in 1995 again due to a full year of taxes being expensed for the Hallmark facility. Real estate taxes at both the Devonshire and Heritage facilities were consistent from year to year. Property management fees (such management fees, which were paid to PGI, will not be payable after the Formation) increased approximately $327,000, or 44.0%, to $1.1 million in 1995 primarily due to a full year of fees assessed at the Hallmark facility and increased revenues at the Devonshire and Heritage facilities. However, the Original Facilities were run more efficiently and economies of scale created by the increase in occupancy and revenue are evidenced by the reduction of these expenses as a percentage revenue decreasing to 60.4% for the year ended December 31, 1995 from 74.1% for the year ended December 31, 1994.

  Depreciation and amortization expense increased approximately $435,000, or 13.2%, to $3.7 million in 1995. Of this increase, approximately $511,000 related to a full year of depreciation at the Hallmark and $121,000 related to an increase of depreciable assets at the Original Facilities. These increases were partially offset by a decrease of $197,000 in the amortization of deferred marketing costs at the Heritage facility that became fully amortized in mid 1995.

  Interest and financing fees expense increased 57.5%, or $2.3 million, to $6.4 million. Of this increase, approximately $1.7 million was due to twelve months of interest expense at the Hallmark facility for 1995 in comparison to only seven months in 1994. In addition, approximately $612,000 of additional interest expense related to the variable-rate bonds that encumber both the Devonshire and Heritage facilities was recognized in 1995 due to increased interest rates. Interest rates on the bonds (exclusive of credit enhancement and other fees) averaged 3.9% in 1995 versus 2.9% in 1994. The Devonshire and Heritage facilities also realized an increase in financing fees in 1995 as a standard fee of 1.35% of the outstanding bond balance was imposed. This created a $135,000 increase in financing fees from the prior year. The above mentioned increases were partially offset by a $117,000 reduction to interest expense related to a note payable to an affiliate that was paid off in 1994.

  In December 1995, the owner of the Hallmark facility repaid its original mortgage note from the proceeds of a new note at a discount of approximately $3.3 million, which was recognized as an extraordinary gain on the extinguishment of debt.

  Net Income (Loss). Net income increased approximately $5.3 million to $1.9 million in 1995 compared to a net loss of $3.4 million in 1994 due primarily to an extraordinary gain on the extinguishment of the mortgage debt on the Hallmark facility debt and increased revenues at the Original Facilities, both described above. Partially offsetting the extraordinary gain and increase in operating revenue was an increase in operating expenses, as described above.

COMPARISON OF YEAR ENDED DECEMBER 31, 1994 TO YEAR ENDED DECEMBER 31, 1993

  Revenue. Resident fees revenue increased approximately $8.6 million, or 129.1%, to $15.2 million in 1994. The increase was primarily due to the addition of the Hallmark facility in 1994 that contributed approximately $4.7 million to total revenues. In addition, the Heritage facility experienced a $3.4 million increase in revenues due to a full year of operations in 1994 (the Heritage facility opened in September 1993). The balance of the increase was related to an increase in the average monthly revenue per unit for the Devonshire and Heritage facilities of $99 to $1,553 for 1994 from $1,454 for 1993 and a 18.7% increase in occupancy rate to 98.6% for 1994 from 79.9% for 1993. Overall average monthly revenue per unit increased $278 and overall occupancy percentage increased 15.7% from 1993 to 1994 to $1,732 and 95.6%, respectively.

  Operating Expenses. Facility operating expenses increased approximately $6.0 million, or 113.5%, to $11.3 million in 1994, primarily due to the addition of the Hallmark facility and a full year of operations at the Heritage facility. Real estate taxes increased approximately $470,000, or 112.9%, to $887,000 due to the factors mentioned above and a higher assessed real estate valuation for the Devonshire facility. Property management fees (such management fees, which were paid to PGI, will not be payable after the Formation) increased approximately $418,000, or 128.3%, to $744,000 due to increased revenue. However, the Original Facilities experienced economies of scale created by the increase in occupancy and revenue as evidenced by the reduction of these expenses as a percentage of revenue decreasing to 74.1% for 1994 from 79.5% for 1993.

  Depreciation and amortization expense increased approximately $1.7 million, or 102.1%, to $3.3 million. Of this increase, the addition of the Hallmark facility contributed $700,000 in depreciation and a full year of operations for the Heritage facility resulted in an additional $966,000 of depreciation and amortization.

  Total interest and financing fees expense increased approximately $2.3 million, or 126.3%, to $4.1 million due primarily to $1.4 million in interest expense incurred in 1994 on the mortgage note secured by the Hallmark facility. In addition, interest and related financing fees on the variable rate bonds related to the Heritage facility increased $942,000 in 1994 as these amounts were expensed commencing in September 1993. Prior to this time, interest and financing fees were capitalized as part of the cost of the building. The balance of the increase was due to increased interest rates on the Devonshire's variable rate bonds.

  Net Loss. Net loss increased approximately $1.3 million, or 65.4%, to $3.4 million in 1994 compared to a net loss of $2.1 million in 1993 due primarily to an increase in total expenses as described above. Partially offsetting the increase in operating expenses was an increase in operating revenue, as described above.

LIQUIDITY AND CAPITAL RESOURCES

  Net cash provided (used) by operations totaled approximately $3.4 million and $836,000 for the nine months ended September 30, 1996 and 1995, respectively, and approximately $620,000, $2.2 million and ($1.1) million for each of the three years ended December 31, 1995, 1994 and 1993, respectively. The variance in cash flows from operations during the foregoing periods resulted primarily from the effects of increases in various liabilities in 1994 due to the acquisition of the Hallmark facility and improved operating results of the Original Facilities during the nine months ended September 30, 1996. Cash totaled $1.9 million, $5.5 million, $4.2 million, $4.1 million and $497,000 at September 30, 1996 and 1995 and December 31, 1995, 1994 and 1993, respectively.

  Net cash used in investing activities totaled approximately $276,000 and $33,000 for the nine months ended September 30, 1996 and 1995, respectively, and approximately $167,000, $43.8 million and $12.9 million for the years ended December 31, 1995, 1994 and 1993, respectively. Brookdale's investing activities included capital expenditures of $42.1 million related to the acquisition of the Hallmark facility in 1994, $9.9 million for the completion of the Heritage facility in 1993 and improvements to existing operations totaling $254,111 and $5,558 for the nine months ended September 30, 1996 and 1995, respectively, and $238,633, $1.1 million and $144,100 for the years ended December 31, 1995, 1994 and 1993, respectively.

  Management believes that its capital expenditure program is adequate to expand, improve and equip its existing facilities, and expects to finance such expenditures primarily through cash flows from operations. Excluding the acquisition and development of new facilities, management believes that capital expenditures related to the construction of the 82-bed skilled nursing facility adjacent to the Devonshire facility will approximate $5.0 million and the expansion of the Hawthorn Lakes facility will approximate $5.0 million. The funds necessary for such capital expenditures will be derived from the Offering, accumulated cash balances and cash generated from operations.

  Net cash (used in) provided by financing activities was approximately ($5.4) million and $574,000 for the nine months ended September 30, 1996 and 1995, respectively, and approximately ($378,000), $45.2 million and $12.1 million for the years ended December 31, 1995, 1994 and 1993, respectively. The activity primarily relates to advances made to the general partner in 1996, the payment of debt principal and distributions to partners and additional financing and partner contributions to fund the acquisition of the Hallmark facility in 1994 and the completion of the Heritage facility in 1993.

  Brookdale plans to retain future earnings, if any, to finance the growth of its business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on the financial condition, results of operations and capital requirements of the Company as well as other factors deemed relevant by the Board of Directors.

  The Company currently plans to acquire approximately three to five facilities per year containing an aggregate of approximately 800 to 1,000 units, and to commence development of at least three new facilities per year containing approximately 200 units each in urban and suburban areas in major metropolitan markets. The Company anticipates that new developments will require eight to 10 months for pre-construction development, 12 to 14 months for construction and approximately 12 months after opening to achieve stabilized occupancy.

The development costs for the 175-unit prototype are estimated to be approximately $20 million, or approximately $115,000 per unit. The Company anticipates that it will use a combination of net proceeds from the Offering, additional equity financing and debt financing and cash generated from operations to fund its acquisition and development activity. The Company currently estimates that the net proceeds from the Offering, together with anticipated financing commitments, will be sufficient to fund its acquisition and development plans for approximately 12 months following completion of the Offering. Therefore, in order to achieve its growth plans, the Company will be required to obtain a substantial amount of additional financing. The Company presently has no commitment, arrangement or understanding regarding financing to fund the debt portion of the Company's development plans. There can be no assurance that the Company will be able to obtain financing for its development program.

  The Company has obtained a non-binding term sheet from a financial institution for a $75 million revolving line of credit (the "Acquisition Line") for loans to finance the acquisition of senior and assisted living facilities. The Company will guarantee repayment of all amounts outstanding under the Acquisition Line. The Acquisition Line is expected to have a term of three years and to be secured by cross-collateralized first mortgages on the real property and improvements. With respect to each advance, payments of interest only are expected to be required for the first two years and payments of interest and amortization of principal are expected to be required thereafter. Advances under the Acquisition Line are expected to bear interest at a rate per annum of 30-day LIBOR plus 2.25%.

  The documentation for the Acquisition Line and the Company's other financing documents will contain terms and conditions and representations and warranties that are customary for such loans and are expected to contain financial covenants and other restrictions that (i) require the Company to meet certain financial tests and maintain certain escrows of funds, (ii) limit, among other things, the ability of the Company to borrow additional funds, dispose of assets and engage in mergers or other business combinations, and (iii) restrict the ability of the Company to operate competing facilities within certain distances from mortgaged facilities. See "Risk Factors--Adverse Consequences of Indebtedness; Floating Rate Debt."

  The Company has $99.4 million of long-term indebtedness as of September 30, 1996 ($127.9 million pro forma after giving effect to the Formation) of which $65.0 million is tax-exempt bonds with floating rates. See Unaudited Pro Forma Combined Condensed Financial Statements contained elsewhere in this Prospectus. The interest rates (exclusive of credit enhancement and other fees) on such debt averaged 2.9% in 1994 and 3.9% in 1995. Such tax-exempt bonds contain covenants requiring the facilities to maintain a minimum number of units for income qualified residents. The Company may enter into similar bond financing in the future. See "Risk Factors--Adverse Consequences of Indebtedness."

  Following the Offering, the Company will be dependent on third-party financing for its acquisition and development program. Except for the Acquisition Line, the Company has no other arrangements for financing. There can be no assurance that financing for the Company's acquisition and development program will be available to the Company on acceptable terms or at all. Moreover, to the extent the Company acquires facilities that do not generate positive cash flow (after financing costs), the Company may be required to seek additional capital for working capital and liquidity purposes. See "Risk Factors--Need for Additional Financing."

IMPACT OF INFLATION

  Resident fees from senior and assisted living facilities owned by the Company and management fees from facilities operated by the Company are its primary sources of revenue. These revenues are affected by monthly fee rates and facility occupancy rates. The rates charged for the delivery of senior and assisted living services are highly dependent upon local market conditions and the competitive environment in which the facilities operate. In addition, employee compensation expense is a principal cost element of facility operations. Substantially all of the Company's resident agreements are for terms of approximately one year and allow, at the time of renewal, for adjustments in the monthly fees payable thereunder, and thus may enable the Company to seek increases in monthly fees due to inflation or other factors. Any such increase would be subject to market and competitive conditions and could result in a decrease in occupancy at the Company's facilities. The Company believes, however, that the short-term nature of its resident agreements generally serves to reduce the risk to the Company of the adverse effect of inflation. There can be no assurance that resident fees will increase or that costs will not increase due to inflation or other causes. See "Risk Factors--Adverse Consequences of Indebtedness; Floating Rate Debt."

                                    BUSINESS

OVERVIEW

  Brookdale provides senior and assisted living services to the elderly through its facilities located in urban and suburban areas of major metropolitan markets. The Company operates nine senior and assisted living facilities containing a total of 1,968 units which, as of August 31, 1996, were approximately 99% occupied. The Company owns seven of such facilities and manages two facilities pursuant to management contracts. With facilities that contain an average of 220 units, the Company believes Brookdale is able to achieve economies of scale within its facilities and provide senior and assisted living services in a more cost-effective manner. The Company plans to acquire approximately three to five facilities per year containing an aggregate of approximately 800 to 1,000 units, and to commence development of at least three new facilities per year containing approximately 200 units each. Brookdale had pro forma revenues and net income for the six months ended June 30, 1996 of $19.1 million and $0.7 million, respectively. All of the Company's revenues are derived from private pay sources. See "Risk Factors--Uncertainty of Proposed Acquisitions," "--Difficulties of Integration; Future Acquisition Risks," "--Development and Construction Risks" and "--Need for Additional Financing" and "Certain Transactions."

  Brookdale's facilities are designed for middle to upper income residents who desire an upscale residential environment providing the highest level of quality, care and value. The Company's objective is to allow its residents to age in place by providing them with a continuum of senior and assisted living services. By providing residents a range of service options as their needs change, Brookdale seeks to achieve a greater continuity of care, thereby enabling seniors to maintain their residency for a longer time period. The ability to allow residents to age in place is beneficial to Brookdale's residents as well as their families who are burdened with care option decisions for their elderly relatives. In addition to studio, one-bedroom and two-bedroom units, the Company provides all residents with basic services, such as meal service, 24-hour emergency response, housekeeping, concierge services, transportation and recreational activities. For residents who require additional supplemental care services, the Company provides assistance with certain activities of daily living. The average age of Brookdale's residents is approximately 82 years old, and many of these residents require some level of assistance with their activities of daily living. Supplemental care services are provided either by the Company or by outside services or agencies. It is the Company's intention to bring "in-house" as many of these services as practicable.

THE SENIOR AND ASSISTED LIVING INDUSTRY

  The senior and assisted living industry is a rapidly growing component of the non-acute health care system for the elderly. According to industry analysts, the senior and assisted living industry generated approximately $10 to $12 billion in revenues in 1995 and are expected to grow significantly over the next several years. The senior living industry serves the needs of the elderly who require or prefer occasional assistance with the activities of daily living and who no longer desire, or cannot maintain, an independent lifestyle. It is estimated that 35% of the people over age 85 require assistance with at least one activity of daily living, such as bathing, eating, personal hygiene, grooming and dressing. The senior and assisted living industry remains highly fragmented, with only 5% of the industry's units operated by the 20 largest companies in the industry, which provides opportunities for industry consolidation.

  The rapid growth of the senior and assisted living industry is supported by several significant trends, including the following:

  FAVORABLE DEMOGRAPHICS. The primary consumers of senior and assisted living services are persons over age 65. This group represents one of the fastest growing segments of the U.S. population. According to U.S. Bureau of the Census data, the number of people in the U.S. age 65 and older increased by more than 27% from 1981 to 1994, growing from 26.2 million to 33.2 million. The segment of the population over 85 years of age, which comprises the largest percentage of residents at senior care facilities, is projected to increase by more than 40% between the years 1990 and 2000. Brookdale believes that these trends, depicted in the graph below, will contribute to continued strong demand for senior and assisted living services.

       PROJECTED PERCENTAGE CHANGE IN THE ELDERLY POPULATION OF THE U.S.



                             [GRAPH APPEARS HERE]

  CONSUMER PREFERENCE. The Company believes that senior and assisted living facilities provide prospective residents and their families with an attractive alternative to skilled nursing facilities. Senior and assisted living facilities, which are generally furnished by residents, allow residents to age in place and preserve their independence in a more residential setting. The Company believes these factors result in a higher quality of life than that experienced in the more institutional or clinical settings, such as skilled nursing facilities.

  COST-EFFECTIVE ALTERNATIVE. The annual per resident cost for senior and assisted living care is significantly less than the annual per resident cost for skilled nursing care. The Company believes that the cost of senior and assisted living care (which includes housing and meal preparation) compares favorably with home health care when the costs associated with housing and meal preparation are added to the costs of home health care. Pricing pressure is also forcing skilled nursing facilities to shift their focus toward providing more intense levels of care enabling them to charge higher fees, thus adding to the shortage of facilities where less intensive care is available. The rapid growth of the elderly population coupled with continuing constraints on the supply and availability of long term care beds is leading to a continued shortage of long term care beds for the elderly, as the table below illustrates.

                   DECLINE IN NURSING BEDS PER THOUSAND

                     FOR INDIVIDUALS 85 YEARS OR OLDER



                             [GRAPH APPEARS HERE]

  CHANGING FAMILY DYNAMICS. As a result of the growing number of two-income families, many children are not able to care for elderly parents in their own homes. Two-income families are, however, better able to provide financial support for elderly parents. In addition, other factors, such as the growth in the divorce rate and single-parent households, as well as the increasing geographic dispersion of families, have contributed to the growing inability of children to care for aging parents in the home.

BUSINESS AND GROWTH STRATEGY

  The Company's business and growth strategy is based on the following key elements:

  ACQUIRE EXISTING SENIOR AND ASSISTED LIVING FACILITIES. The Company believes that significant opportunities exist to take advantage of the fragmented senior and assisted living industry by selectively acquiring existing facilities. Simultaneously with the Offering, the Company will purchase the Acquired Facilities, consisting of the Gables at Brighton, a 103-unit facility in the Rochester, New York metropolitan area and 588 units in three facilities located in the Chicago, Illinois, Minneapolis, Minnesota and Phoenix, Arizona metropolitan areas. The Company's acquisition strategy will focus primarily on facilities that are designed or can be repositioned by the Company for middle to upper-income private pay residents. Acquisitions will primarily consist of large facilities, similar to the Company's current facilities that contain an average of 220 units, located in urban and suburban areas of major metropolitan markets. The Company believes that its future acquisitions will offer opportunities to enhance income by bringing supplemental services in-house and by operating its facilities more efficiently by implementing the Company's standardized operating procedures. See "Risk Factors--Uncertainty of Proposed Acquisitions," and "--Difficulties of Integration; Future Acquisition Risks."

  DEVELOP THE BROOKDALE PROTOTYPE FACILITY IN TARGETED MARKETS. The Company intends to leverage its development expertise and construct its prototype facility in selected sites located in urban and suburban areas of major metropolitan markets. The Company's prototype facility, which is flexible and can be adapted to the specific requirements of individual markets and site requirements, contains 175 units, but can be constructed to accommodate between 150 and 225 units. The prototype offers a mix of studio, one-bedroom and two-bedroom units and common areas providing premium amenities. The Company intends to begin development of three facilities in each of the next five years, and anticipates that each development will require approximately 20 to 24 months from pre-development to completion of construction. See "Risk Factors--Development and Construction Risks."

  PROVIDE ACCESS TO A FULL CONTINUUM OF SENIOR AND ASSISTED LIVING SERVICES. The Company's strategy is to provide access to a full continuum of senior and assisted living services allowing its residents' to age in place. This allows the Company's residents to obtain a range of care as they become more frail or as their health care needs become more acute. These services are provided either by the Company or by outside services or agencies. It is the Company's strategy to increase the availability of additional services and to capture the majority of the revenue generated by providing these services through Company employees. In addition, one of Brookdale's goals is to establish hospital affiliations for each of its facilities. Hospital affiliations provide for on-site physician and nursing services and facilitate the provision of health care services and wellness programs to the Company's residents. In order to offer residents a complete range of care options, the Company is presently developing an 82-bed skilled nursing facility on the campus of the Devonshire facility. The Company may pursue the development of additional skilled nursing facilities at its other facilities in selected markets. See "Risk Factors--Development and Construction Risks," "Use of Proceeds" and "Business--Hospital Affiliation."

  UTILIZE SOPHISTICATED MARKETING AND MANAGEMENT PROGRAMS. The Company utilizes sophisticated marketing and management programs to achieve high occupancy rates and financial performance, which as of September 30, 1996 was approximately 99% in the Original Facilities. The Company believes that its programs will improve the occupancy rates of facilities that the Company acquires in the future. The Company's marketing programs are designed to create community awareness of the Company, its facilities and its services, and to cultivate relationships with referral sources such as health care providers, physicians, clergy, area agencies for the elderly, home health agencies and social workers. In addition, hospital affiliations have been successfully implemented by the Company at the Original Facilities, which provide referrals of prospective residents. The Company believes that the success of its marketing programs is demonstrated not only by its high occupancy rates, but also by the Company's ability to maintain waiting lists at its facilities for prospective residents who pay a deposit in order to be included on such lists. See "Business--Company Operations--Marketing and Sales."

  UTILIZE OPERATIONAL EXPERTISE TO ENHANCE PROFITABILITY. The Company has developed and successfully implemented sophisticated management and operational procedures at its Original Facilities resulting in strong operating margins and occupancy rates at these facilities. These procedures include securing national vendor contracts where feasible to ensure consistent low pricing, implementing sophisticated budgeting and financial controls at each facility and establishing standardized training and operations procedures. The Company believes that the systematic implementation of its management and operations policies will enable the Company to enhance the financial performance of acquired and developed facilities and continue to improve the profitability of its stabilized facilities. See "Risk Factors--Uncertainty of Proposed Acquisitions," "--Difficulties of Integration; Future Acquisition Risks" and "--Development and Construction Risks."

  EXPAND FACILITIES WHERE ECONOMICALLY ADVANTAGEOUS. The Company has found that certain senior and assisted living facilities with stabilized occupancies benefit from additions and expansions offering increased capacity, as well as additional levels of service for higher acuity residents. Furthermore, the expansion of existing facilities allows the Company to enhance its economies of scale by increasing the revenue base while leveraging the existing facility's infrastructure such as laundry and the kitchen. In addition to the planned 82-bed skilled nursing facility on the campus of the Devonshire facility, the Company is currently planning to expand its Hawthorn Lakes facility in Vernon Hills, Illinois with an additional 57 units. See "Risk Factors--Development and Construction Risks."

FACILITIES

  The following table sets forth certain information regarding the Company's facilities:

                                                 YEAR  ACQUIRED OR OCCUPANCY  OWNED OR
        FACILITY         LOCATION         UNITS OPENED  DEVELOPED   RATE(1)  MANAGED(2)
The Hallmark(3)......... Chicago, IL        341  1990   Acquired      100%    Owned
The Devonshire(3)....... Lisle, IL          323  1990   Developed      98%    Owned
The Heritage(3)......... Des Plaines, IL    254  1993   Developed     100%    Owned
The Island on Lake
 Travis(4).............. Lago Vista, TX     206  1988      N/A         98%    Managed
Hawthorn Lakes(5)....... Vernon Hills, IL   202  1987   Acquired      100%    Owned
Edina Park Plaza(5)..... Edina, MN          201  1987   Acquired       99%    Owned
The Springs of East
 Mesa(5)................ Mesa, AZ           185  1986   Acquired      100%    Owned
The Kenwood(6).......... Minneapolis, MN    153  1987      N/A        100%    Managed
The Gables at
 Brighton(5)............ Brighton, NY       103  1988   Acquired      100%    Owned
                                          -----
    Total Units(7)......                  1,968

---------------------

(1) The occupancy rate, which is calculated by dividing the number of occupied units by the number of available units, was determined as of September 30, 1996.
(2) All facilities indicated as "Owned" are 100% owned by Brookdale.
(3) This facility is one of the Original Facilities.

(4) The management agreement for this facility is expected to have an initial term of two years, cancellable by the Company at any time upon 60 days' prior written notice (and by PGI only for cause as set forth in the agreement during its initial term), and a management fee of 5.0% of gross revenues and reimbursement of expenses. See "Certain Transactions."

(5) This facility is one of the Acquired Facilities. See "Risk Factors-- Uncertainty of Proposed Acquisitions."

(6) The management agreement for this facility is expected to have a ten-year term, cancellable upon six months' notice after the 29th month of its term, and a management fee of 3.0% of gross revenues and reimbursement of expenses. In addition, the management agreement is expected to provide the Company with an option to purchase this facility.
(7) Excluding the planned 82-bed skilled nursing facility at the Devonshire facility and the 57-unit expansion at the Hawthorn Lakes facility.

SERVICES

  The Company's senior and assisted living facilities offer residents personal support services and assistance with certain activities of daily living in a supportive, home-like setting. Residents of the Company's facilities are typically unable or choose not to live independently, but do not require the 24-hour nursing care provided in skilled nursing facilities. The Company's service options are designed to meet residents' changing needs and to achieve a continuity of care, enabling seniors to age in place and thereby maintain their residency for a longer time period.

 BASIC CARE PROGRAM

  The basic care package, which is received by all residents, includes meal service, housekeeping services within the resident's unit, social and recreational activities, scheduled transportation to medical centers and shopping, security, emergency call response, access to on-site medical services and medical education and wellness programs.

 SUPPLEMENTAL CARE SERVICES

  In addition to the basic care services, the Company offers custom tailored supplemental care services for residents who desire or need such services. Optional supplemental care services include check-in services and shopping, escort and companion services. Residents with cognitive or physical frailties and higher level service needs are either accommodated with supplemental services in their own units or, in certain facilities, are cared for in a more structured and supervised environment on a separate wing or floor of the facility with a dedicated staff and with separate dining rooms and activity areas.

  At present, many residents receive supplemental services from outside third parties. The Company has also established a program providing various levels and combinations of supplemental care services called "Personally Yours"SM. This personal service program provides certain non-licensed services, such as companion services, assistance with dressing and bathing, medication reminders, check-in services, shopping and escort services. The Company plans to expand its supplemental service offerings, where permitted, in order to capture incremental revenue and enable its residents to remain in its facilities longer. In addition, where practicable, the Company intends to obtain licensure to provide licensed home health services to residents.

  Certain services, such as physician care, infusion therapy, physical and speech therapy and other home health care services, are provided to many of Brookdale's residents who need these services by third parties. The Company assists residents in locating qualified providers for such health care services.

COMPANY OPERATIONS

 OVERVIEW

  The Company continually reviews opportunities to expand the amount of services it provides to its residents. To date, the Company has been able to increase its monthly service fees on an annual basis and has experienced increasing facility operating margins at the Original Facilities through a combination of the implementation of efficient operating procedures and the economies of scale associated with its larger than average facilities. The Company's operating procedures include securing national vendor contracts where appropriate to obtain consistent low pricing, implementing sophisticated budgeting and financial controls at each facility and establishing standardized training and operations procedures. The Company believes that successful senior and assisted living operators must combine health care, hospitality and real estate operations expertise.

  Brookdale has implemented intensive standards, policies and procedures systems, including detailed staff manuals, which the Company believes has contributed to Brookdale's high facility operating margins. The Company has centralized accounting, finance and other operating functions at its corporate headquarters so that, consistent with its operating philosophy, facility-based personnel focus on resident care. Headquarters staff in Chicago, Illinois are responsible for: the establishment of Company-wide policies and procedures relating to, among other things, resident care, facility design and facility operations; billings and collections; accounts payable; finance and accounting; development of employee training materials and programs; marketing activities; the hiring and training of management and other facility-based personnel; compliance with applicable local and state regulatory requirements; and implementation of the Company's acquisition and development plans.

 FACILITY STAFFING AND TRAINING

  Each facility has an Executive Director responsible for the day-to-day operations of the facility, including quality of care, social services and financial performance. Each Executive Director receives specialized training from the Company. In addition, a portion of each Executive Director's compensation is directly tied to the operating performance of the facility and to the maintenance of high occupancy levels. The Company believes that the quality and size of its facilities, coupled with its competitive compensation philosophy, have enabled it to attract high-quality, professional administrators. Each Executive Director is supported by a Resident Services Director who is directly responsible for day-to-day care of the residents, and by a Marketing Director, who oversees marketing and community outreach programs. Other key positions at each facility include the Food Service Director, the Activities Director, the Housekeeping Director, the Engineering Director and the Business Manager. See "Risk Factors--Dependence on Senior Management and Skilled Personnel."

  The Company believes that quality of care and operating efficiency can be maximized by direct resident and staff contact. Employees involved in resident care, including the administrative staff, are trained in the support and care needs of the residents and emergency response techniques. The Company has adopted formal training and evaluation procedures to help ensure quality care for its residents. The Company has extensive policy and procedure manuals for each department, and holds ongoing training sessions for management and staff at each site. See "Risk Factors--Difficulties of Managing Rapid Growth."

 QUALITY ASSURANCE

  The Company maintains quality assurance programs at each of its facilities through its corporate headquarters staff. The Company's quality assurance program is designed to achieve a high degree of resident and family member satisfaction with the care and services provided by the Company. The Company's quality control measures include, among other things, facility inspections conducted by corporate staff on at least a monthly basis. These inspections cover: the appearance of the exterior and grounds; the appearance and cleanliness of the interior; the professionalism and friendliness of staff; resident care plans; the quality of activities and the dining program; observance of residents in their daily living activities; and compliance with government regulations.

  The Company's quality control measures also include the survey of residents and family members on a regular basis to monitor the quality of services provided to residents. The survey process begins with a visitor's survey sent one week following a potential resident's visit to a facility to ascertain his or her opinions and initial impressions. Detailed annual written surveys and exit surveys are used to appraise and monitor the level of satisfaction of residents and their families with facility operations and services.

  In order to foster a sense of community as well as to respond to residents' desires, at each facility the Company has initiated the establishment of a resident council, an advisory committee elected by the residents, that meets monthly with the Executive Director of the facility. Separate resident committees also exist for food service, activities, marketing and hospitality. These committees promote resident involvement and satisfaction and enable facility management to be more responsive to the residents' needs and desires.

 MARKETING AND SALES

  The Company's marketing strategy is intended to create awareness of the Company and its services among potential residents and their family members and referral sources, such as hospital discharge planners, physicians, clergy, area agencies for the elderly, skilled nursing facilities, home health agencies and social workers. Brookdale's marketing staff develops overall strategies for promoting the Company and monitors the success of the Company's marketing efforts. Each facility has a Director of Marketing who oversees the facility's marketing and outreach programs and supervises the on-site marketing staff and move-in coordinators. Besides direct contacts with prospective referral sources, the Company also relies on print advertising, yellow pages advertising, direct mail, signage and special events, such as grand openings for new facilities, health fairs and community receptions. In addition, resident referral programs have been established and are promoted at each facility. See "Risk Factors--Competition."

 HOSPITAL AFFILIATIONS

  Another key element in the Company's strategy is to establish affiliations between Brookdale's facilities and hospitals. The Hallmark and the Heritage facilities are affiliated with St. Joseph's Hospital and Holy Family Hospital, respectively, pursuant to agreements with the respective hospitals. Both agreements grant the hospitals the right to lease space from the Company at the respective facilities and provide that the hospitals will maintain centers in the facilities to make services available to facility residents. Each hospital pays rent for its leased space and the Company compensates the hospitals for making the services they render available at the facilities. The agreement regarding the Heritage facility terminates in 1998 and the agreement regarding the Hallmark facility terminates in 1999, but will be automatically extended unless either the hospital or such facility gives notice of termination. Although not subject to a written agreement, the Devonshire facility is affiliated with St. Mary's Hospital on terms similar to the agreements regarding the Hallmark and the Heritage facilities. In addition, the Company is in the process of arranging hospital affiliations for each of the Acquired Facilities, and intends to arrange such affiliations for facilities that it acquires or develops in the future. Hospital affiliations provide for on-site physician and nursing services and facilitate the provision of health care services and wellness programs to the Company's residents and provide the Company with a referral source.

ACQUISITIONS AND DEVELOPMENT

  The Company evaluates markets for acquisition and development opportunities based on demographics and market studies. The Company's acquisition and development strategy will focus on the urban and suburban areas of major metropolitan areas.

 ACQUISITIONS

  The Company currently expects to acquire three to five facilities per year containing an aggregate of approximately 800 to 1,000 units. The Company may acquire facilities as a means of entry to new markets and may also seek to acquire facilities within its existing markets to gain further market share and leverage its existing market awareness. Acquisitions are expected to primarily consist of large facilities that are similar to the Company's current facilities, which average approximately 220 units per facility. In reviewing acquisition opportunities, the Company considers, among other things, underlying demographics, facility location within its neighborhood or community, the current reputation of the facility in the marketplace and the ability of the Company to improve a facility's operations. Further, the Company evaluates the opportunity to improve or enhance services and operating results through the implementation of the Company's standard operating procedures. See "Risk Factors--Difficulties of Integration; Future Acquisition Risks" and "--Need for Additional Financing."

  The Company acquired The Hallmark, a 341-unit facility in Chicago, Illinois in June 1994. Simultaneously with completion of the Offering, the Company will purchase the Gables at Brighton, a 103-unit facility in Brighton, New York, and the Springs of East Mesa, a 185-unit facility in Mesa, Arizona. Also, the Company presently anticipates that it will acquire the Hawthorn Lakes, a 202-unit facility in Vernon Hills, Illinois, and Edina Park Plaza, a 201-unit facility in Edina, Minnesota, either simultaneously with the completion of the Offering or as soon as practicable thereafter. In addition, the Company will enter into a management contract to operate a 150-unit facility in Minneapolis, Minnesota which also provides Brookdale with an option to acquire such facility. The Company believes that the Acquired Facilities are similar to the Company's existing facilities and offer opportunities to enhance income through changes such as bringing supplemental services in-house and implementing the Company's standardized operating procedures. Management has extensive contacts in the senior and assisted living and the health care industries, and the Company is frequently presented with opportunities to acquire, develop or manage senior and assisted living facilities. The Company is involved in ongoing discussions with owners of facilities for future acquisition opportunities. The Company has a full-time staff, including its Director of Acquisitions, dedicated to seeking, negotiating and closing acquisition transactions. See "Risk Factors--Uncertainty of the Proposed Acquisitions" and "--Difficulties of Integration; Future Acquisition Risks."

 DEVELOPMENT

  The Company developed the 323-unit Devonshire facility that opened in 1990 and the 254-unit Heritage facility that opened in 1993. The Company currently intends to commence the development of approximately three facilities per year. The Company's flexible prototype facility contains 175 units, but can be constructed to accommodate between 150 to 225 units. The size of a particular facility will depend on site size, zoning and underlying market characteristics. The Company's 175-unit prototype contains approximately 165,000 square feet in a four-story building and contains a mix of studio, one-bedroom and two-bedroom units. In addition to the living units, the Company's prototype contains common areas for residents, including a living room, library, billiards room, multi-purpose room, arts and crafts room, exercise room, convenience store, beauty/barber shop, mail room, dining room and private dining room. The Company anticipates that new developments will require eight to 10 months for pre-construction development, 12 to 14 months for construction and approximately 12 months after opening to achieve stabilized occupancy. The development costs for the 175-unit prototype are estimated to be approximately $20 million, or approximately $115,000 per unit.

  The Company evaluates markets in which to develop its prototype based on a number of factors, including demographic profiles of both potential residents and their adult children, existing competitors and lack of new entrants, estimated market demand and zoning prospects. Site selection is based on established criteria relating to land cost and conditions, visibility, accessibility, immediate adjacencies, community perception and zoning prospects. Full market feasibility studies, which include evaluations of all potential competitors, extensive interviews with key community sources and health care providers and demographic studies, are conducted for each site.

  The Company is presented with potential sites by independent brokers, developers, health care organizations and financial institutions and through internal site identification. If a site meets the Company's general market criteria, then the Company will order a preliminary market study by an independent third party. If the market study indicates that the site meets its selection criteria, the Company will then conduct a more in-depth analysis of the market to ensure there is a demonstrated need for senior and assisted living services and that the site is appropriate in terms of location, size and zoning. If the market and site meet all of the Company's selection criteria, the property will be purchased for development. See "Risk Factors--Development and Construction Risks" and "--Need for Additional Financing."

COMPETITION

  The senior and assisted living services and health care industries are highly competitive and the Company expects that the senior and assisted living business in particular will become more competitive in the future. The Company will continue to face competition from numerous local, regional and national providers of senior and assisted living services. The Company will compete with such facilities primarily on the bases of cost, quality of care and the array of services provided. The Company will also compete with companies providing home based health care based on those factors as well as the reputation, geographic location and physical appearance of facilities and family preferences. Some of the Company's competitors operate on a not-for-profit basis or as charitable organizations, or have, or may obtain, greater financial resources than those of the Company.

  Moreover, in the implementation of the Company's business and growth strategy, the Company expects to face competition for the acquisition and development of senior and assisted living facilities. Consequently, there can be no assurance that the Company will not encounter increased competition in the future which could limit its ability to attract residents or expand its business and could have a material adverse effect on the Company's financial condition, results of operations and prospects. See "Risk Factors-- Competition."

GOVERNMENTAL REGULATION

  Senior and assisted living facilities are subject to varying degrees of federal, state and local regulation and licensing by local and state health and social service agencies and other regulatory authorities. While regulations and licensing requirements often vary significantly from state to state, they typically address, among other things: personnel education, training and records; facility services; physical plant specifications; furnishing of resident units; food and housekeeping services; emergency evacuation plans; and resident rights and responsibilities. In most states, senior and assisted living facilities also are subject to state or local building codes, fire codes and food service licensure or certification requirements. Assisted living facilities may be subject to periodic survey or inspection by governmental authorities. In Illinois, where the Original Facilities are located, and perhaps in certain other states in which the Company may operate in the future, the Company may be unable to provide certain higher levels of assisted living services without obtaining the appropriate licenses, if applicable. The Company's success will depend in part on its ability to satisfy such regulations and requirements and to acquire and maintain required licenses. The Company's operations could also be adversely affected by, among other things, regulatory developments such as revisions in licensing and certification standards.

  Some states have adopted certificate of need or similar laws applicable to assisted living and nursing facilities which generally require that the appropriate state agency approve certain acquisitions or capital expenditures and determine that a need exists for certain new bed additions or new services. Many states have placed a moratorium on granting certificates of need or otherwise stated their intent not to grant approval for such expenditures. To the extent certificates of need or other similar approvals are required for expansion of Company operations, such expansion could be adversely affected by the failure or inability to obtain the necessary approvals, or possible delays in obtaining such approvals.

  Although the Company currently does not participate in the Medicare or Medicaid programs, the hospitals with which it has affiliations do participate in those programs and the Company intends to participate in the Medicare program at the skilled nursing facility to be constructed at the Devonshire facility. Also, all of the Company's residents are eligible for Medicare benefits. Therefore, certain aspects of the Company's business are and will be subject to federal and state laws and regulations which govern financial and other arrangements between and among healthcare providers, suppliers and vendors. These laws prohibit certain direct and indirect payments and fee-splitting arrangements designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider or other entity or person for medical products and services. These laws include, but are not limited to, the federal "anti-kickback law" which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. The Office of the Inspector General of the Department of Health and Human Services, the Department of Justice and other federal agencies interpret these statutes liberally and enforce them aggressively. Members of Congress have proposed legislation that would significantly expand the federal government's involvement in curtailing fraud and abuse and increase the monetary penalties for violation of these provisions. Violation of these laws can result in, among other things, loss of licensure, civil and criminal penalties for individuals and entities, and exclusion of health care providers or suppliers from participation in the Medicare and/or Medicaid programs.

  In addition, although the Company is not a Medicare or Medicaid provider or supplier, it is subject to these laws because (i) the state laws typically apply regardless of whether Medicare or Medicaid payments are at issue, (ii) the Company plans to build and operate a skilled nursing facility at its Devonshire facility and may establish licensed home health agencies which are intended to participate in Medicare, and (iii) as required under some state licensure laws, and for the convenience of its residents, some of the Company's senior and assisted living facilities maintain contracts with hospitals, who in turn maintain contracts with certain health care providers and practitioners, including pharmacies, home health agencies and hospices, through which the health care providers make their health care items or services (some of which may be covered by Medicare or Medicaid) available to facility residents. There can be no assurance that such laws will be interpreted in a manner consistent with the practices of the Company.

  Under the Americans with Disabilities Act of 1990, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. A number of additional federal, state and local laws exist which also may require modifications to existing and planned properties to create access to the properties by disabled persons. While the Company believes that its properties are substantially in compliance with present requirements or are exempt therefrom, if required changes involve a greater expenditure than anticipated or must be made on a more accelerated basis than anticipated, additional costs would be incurred by the Company. Further legislation may impose additional burdens or restrictions with respect to access by disabled persons, the costs of compliance with which could be substantial.

  The Company and its activities are subject to zoning and other state and local government regulations. Zoning variances or use permits are often required for construction. Severely restrictive regulations could impair the ability of the Company to open additional facilities at desired locations or could result in costly delays, which could adversely affect the Company's business and growth strategy and results of operations. See "Risk Factors-- Development and Construction Risks" and "--Governmental Regulation."

THE COMPANY AND THE FORMATION

  The Company was incorporated in Delaware on September 4, 1996 and is wholly owned by an affiliate of The Prime Group, Inc. At the completion of the Offering, the shares owned by such affiliate will be repurchased by the Company in accordance with a subscription agreement between the Company and such affiliate at a nominal price. Pursuant to the Formation Agreement, in connection with the completion of the Offering, PGI will contribute the Original Facilities (including all of the capital stock of a wholly owned subsidiary of PGI that holds certain rights relating to the proposed skilled nursing facility on the campus of the Devonshire facility) and operations relating thereto to the Company in exchange for 3,423,438 shares of Common Stock, $12.0 million in cash from the net proceeds of the Offering to retire certain indebtedness secured by a pledge of cash flow from the Hallmark facility and the assumption by the Company of certain indebtedness in the aggregate amount of $99.4 million. Further, certain collateral will be returned to PGI as a result of Brookdale's assumption of certain mortgage indebtedness on one of the Original Facilities and PGI will receive partner distributions simultaneously with the Offering to the extent that the unrestricted cash balances of the Original Facilities exceed $2.0 million. At the Formation, in accordance with the Formation Agreement, Mark J. Schulte, President and Chief Executive Officer of the Company, will transfer all of his interests in the operations relating to the Original Facilities to the Company in exchange for 451,562 shares of Common Stock from the Company. In addition, at the completion of the Offering, the Company will acquire the ownership interests of various third parties in
(i) certain of the Original Facilities for $4.6 million in cash and (ii) the Gables at Brighton and the Springs of East Mesa facilities for an aggregate amount of $25.2 million in cash. The Company presently anticipates that it will complete the acquisitions of the Hawthorn Lakes and the Edina Park Plaza facilities either simultaneously with the completion of the Offering or as soon as practicable thereafter for an aggregate amount of $23.7 million in cash and the assumption of debt in the aggregate amount of $28.5 million. The Company, at the completion of the Offering, will also enter (i) a management agreement with PGI to manage the Island on Lake Travis facility and (ii) a management agreement (and an option to purchase) regarding the Kenwood facility with a third party unaffiliated with PGI that owns the Kenwood facility. The transactions described above are referred to herein collectively as the "Formation." See "Risk Factors--Uncertainty of Proposed Acquisitions," "Use of Proceeds," "Business--Facilities" and "Certain Transactions."

  The Company currently has credit enhancement on $65.0 million of tax-exempt bonds that are secured by the Devonshire and the Heritage facilities. In connection with its acquisition of these facilities, the Company must replace such credit enhancement. The Company has obtained a commitment from LaSalle National Bank and Bank One, Chicago, NA whereby letters of credit with a maturity of three years from the closing of the Offering would be provided as replacement credit enhancement. On or prior to the completion of the Offering, the Company will have reached definitive agreements with such banks to issue the letters of credit. In addition to the mortgages on the Devonshire and Heritage facilities, estimated cash collateral amount of $11.0 million from the net proceeds of the Offering would be pledged as additional collateral and the letters of credit would be guaranteed to the extent of 30% by the Company. See "Risk Factors--Adverse Consequences of Indebtedness" and "Use of Proceeds."

EMPLOYEES

  The Company has approximately 610 employees, of which 23 are employed at the Company's headquarters. The Company believes employee relations are good.

INSURANCE

  The provision of personal and health care services entails an inherent risk of liability. Compared to more institutional long term care facilities, senior and assisted living residences offer residents a greater degree of independence in their daily lives. This increased level of independence, however, may subject the resident and the Company to certain risks that would be reduced in more institutionalized settings. The Company currently maintains liability insurance intended to cover such claims which it believes is adequate based on the nature of the risks, its historical experience and industry standards. See "Risk Factors--Liability and Insurance."

EXECUTIVE OFFICES

  The Company's executive office is located in Chicago, Illinois, where the Company leases approximately 4,500 square feet under an agreement with an affiliate of PGI. See "Certain Transactions."

LEGAL PROCEEDINGS

  The Company is involved in various lawsuits and claims arising in the normal course of business. In the opinion of management of the Company, although the outcomes of these suits and claims are uncertain, in the aggregate they should not have a material adverse effect on the Company's business, financial condition and results of operations.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  The following table sets forth certain information concerning each of the Company's directors, executive officers and key employees:

         NAME               AGE POSITIONS WITH THE COMPANY
Michael W. Reschke.........  40 Chairman of the Board, Director
Mark J. Schulte............  43 President and Chief Executive Officer, Director
Craig G. Walczyk...........  37 Vice President--Chief Financial Officer
Matthew F. Whitlock........  32 Vice President--Acquisitions
Mark J. Iuppenlatz.........  37 Vice President--Development
Mary Pat Scoltock..........  34 Vice President--Marketing
Stephan T. Beck............  40 Vice President--Operations
Sheryl A. Wolf.............  34 Controller
Margaret B. Shontz.........  37 Vice President--Human Resources
Richard S. Curto...........  44 Director
Eric F. Billings(1)........  44 Director designee
Darryl W. Hartley-
 Leonard(1)................  51 Director designee
Daniel J. Hennessy(1)......  38 Director designee
Arthur F. Quern(1).........  54 Director designee

---------------------

(1) Prior to or upon the effectiveness of the Registration Statement that contains this Prospectus, the Company intends to nominate and elect this person (who is unaffiliated with the Company and PGI) to serve as a director of the Company, who will be referred to herein as an "Independent Director."


  Michael W. Reschke is Chairman of the Board of Directors of the Company. Mr. Reschke founded PGI in 1981 and, since that time, has served as PGI's Chairman, Chief Executive Officer and President. For the last 15 years, Mr. Reschke has directed and managed the development, finance, construction, leasing, marketing, acquisition, renovation and property management activities of PGI. Mr. Reschke is also a member of the Board of Directors of Ambassador Residential, Inc., a publicly traded real estate investment trust involved in multi-family residential projects and the successor in interest to the former multi-family division of PGI. Mr. Reschke is also Chairman of the Board of Prime Retail, Inc., a publicly traded real estate investment trust involved in factory outlet centers and the successor in interest to the former retail division of PGI. Mr. Reschke is licensed to practice law in the State of Illinois and is a certified public accountant. Mr. Reschke is a member of the Chairman's Roundtable and the Executive Committee of the National Realty Committee, as well as a full member of the Urban Land Institute.

  Mark J. Schulte is President and Chief Executive Officer of the Company and is also a director of the Company. From January 1991 to immediately prior to the Offering, Mr. Schulte was employed by PGI in its Senior Housing Division, most recently serving as Executive Vice President, with primary responsibility for overseeing all aspects of PGI's Senior Housing Division. Prior to joining PGI, Mr. Schulte had 13 years of experience in development and operation of multi-family housing, senior housing, senior and assisted living and health care facilities. Mr. Schulte is licensed to practice law in the State of New York. Mr. Schulte serves on the Executive Committee of the American Seniors Housing Association.

  Craig G. Walczyk is Vice President--Chief Financial Officer of the Company. From November 1992 to immediately prior to the Offering, Mr. Walczyk was employed by PGI as Vice President, Director of Corporate Accounting. Prior to joining PGI, Mr. Walczyk was an Audit Senior Manager with the accounting firm of Ernst & Young LLP from September 1982 to October 1992. Mr. Walczyk is a certified public accountant and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society.

  Matthew F. Whitlock is Vice President--Acquisitions of the Company. From August 1996 to immediately prior to the Offering, Mr. Whitlock was employed by PGI in its Senior Housing Division as Director of

Acquisitions. Prior to joining PGI, Mr. Whitlock was employed by the Forum Group, previously one of the largest operators of senior and assisted living facilities, as an acquisition specialist from August 1995 to July 1996. Mr. Whitlock was a principal with Concordia Group, a senior and assisted living consulting firm, from June 1991 to July 1995.

  Mark J. Iuppenlatz is Vice President--Development of the Company. From September 1996 to immediately prior to the Offering, Mr. Iuppenlatz was employed by PGI in its Senior Housing Division as Director of Development. Prior to joining PGI's Senior Housing Division, Mr. Iuppenlatz was employed by Schlotzsky's, Inc., a publicly traded restaurant company, as Vice President-- Real Estate from January 1995 to August 1996. Mr. Iuppenlatz was employed by PGI as Director of Marketing and Leasing from October 1991 to 1994 and as Director of Leasing from January 1989 to September 1991.

  Mary Pat Scoltock is Vice President--Marketing of the Company. From April 1989 to immediately prior to the Offering, Ms. Scoltock was employed by PGI, most recently serving as Corporate Director of Marketing of its Senior Housing Division.

  Stephan T. Beck is Vice President--Operations of the Company. From January 1993 to immediately prior to the Offering, Mr. Beck was employed by PGI, most recently serving as Corporate Director of Operations of its Senior Housing Division. Prior to joining PGI, Mr. Beck was employed by Classic Residence by Hyatt as Executive Director of the Hallmark, which was then owned by Classic Residence by Hyatt, from August 1990 to December 1992.

  Sheryl A. Wolf is Controller of the Company. From September 1991 to immediately prior to the Offering, Ms. Wolf was employed by PGI, most recently serving as Corporate Director of Finance of its Senior Housing Division.

  Margaret B. Shontz is Vice President--Human Resources of the Company. From February 1989 to immediately prior to the Offering, Ms. Shontz was employed by PGI, most recently serving as Director of Human Resources of its Senior Housing Division.

  Richard S. Curto is Vice Chairman of the Board of Directors of the Company. Mr. Curto joined PGI in May 1994 and, since that time, has served as Executive Vice President. Since joining PGI, Mr. Curto has been responsible for the capital markets transactions and other project related financings of PGI. From September 1981 to April 1994, Mr. Curto was employed by Kemper Financial Services, a $65 billion money management firm overseeing the activities of the lending and equity investment group related to real property, most recently serving as Senior Vice President in the Fixed Income Department. Mr. Curto is a member of the Urban Land Institute and the National Realty Committee.

  Eric F. Billings has agreed to serve as a director and will be appointed as a director, prior to or upon the effectiveness of the Registration Statement that contains this Prospectus. Mr. Billings co-founded Friedman, Billings, Ramsey & Co., Inc. ("FBR") in 1989 and, since that time, has served as FBR's Vice Chairman. See "Underwriting" for a description of certain relationships between the Company and FBR.

  Darryl Hartley-Leonard has agreed to serve as a director and will be appointed as a director, prior to or upon the effectiveness of the Registration Statement that contains this Prospectus. Mr. Hartley-Leonard is a founding partner of H-LK Partners, a hotel development and management partnership, Chairman of the Board and Chief Executive Officer of DART Inc., a privately-held technology company, and a founding partner, Chairman of the Board and Chief Executive Officer of Cobabaco, a cigar distributor. Mr. Hartley-Leonard retired as Chairman of the Board of Hyatt Hotels Corporation earlier this year after a 32-year career with Hyatt and its diversified affiliates. Mr. Hartley-Leonard also serves on the Board of Directors of Royal Caribbean Cruise Line, the United States Committee for UNICEF and Evanston Hospital.

  Daniel J. Hennessy has agreed to serve as a director and will be appointed as a director, prior to or upon the effectiveness of the Registration Statement that contains this Prospectus. Mr. Hennessy co-founded Code, Hennessy & Simmons, Inc., a Chicago based private equity investment firm, in 1988 and, since that time, has served as a principal. Mr. Hennessy is also Chairman of the Board of National Picture and Frame Co., a publicly traded manufacturer of picture frames, mirrors and framed art products.

  Arthur F. Quern has agreed to serve as a director and will be appointed as a director, prior to or upon the effectiveness of the Registration Statement that contains this Prospectus. Mr. Quern is Chairman and Chief Executive Officer of Aon Risk Services Companies, Inc., the insurance brokerage arm of Aon Corporation, an insurance brokerage and risk management firm. Mr. Quern is Chairman of the Board of the Illinois Board of Higher Education, Chairman of the Board of Trustees of the University of Chicago Hospitals and a member of the Board of Trustees of the University of Chicago.

  The Board of Directors will be divided into three classes, each class consisting of approximately one-third of the total number of directors. Class I directors, consisting of Messrs. Reschke, Curto and Billings, will hold office until the 1997 annual meeting of stockholders; Class II directors, consisting of Messrs. Quern and Hartley-Leonard, will hold office until the 1998 annual meeting of stockholders; and Class III directors, consisting of Messrs. Hennessy and Schulte, will hold office until the 1999 annual meeting of stockholders.

  No family relationship exists among any of the directors or executive officers of the Company. No arrangement or understanding exists between any director or executive officer or any other person pursuant to which any director or executive officer was selected as a director or executive officer of the Company. Executive officers of the Company are elected or appointed by the Board of Directors and hold office until their successors are elected, or until the earliest of their death, resignation or removal.

COMMITTEES OF THE BOARD OF DIRECTORS

  Audit Committee. The members of the Audit Committee will consist of certain of the Independent Directors. The Audit Committee, among other things, makes recommendations concerning the engagement of independent auditors, reviews the results and scope of the annual audit and other services provided by the Company's independent auditors and reviews the adequacy of the Company's internal accounting controls.

  Compensation Committee. The members of the Compensation Committee will consist of certain of the Independent Directors. The Compensation Committee makes recommendations to the full Board of Directors concerning salary and bonus compensation and benefits for executive officers of the Company. In addition, the Compensation Committee has the power and authority to implement and administer the Company's Stock Incentive Plan.

COMPENSATION OF DIRECTORS; INDEMNIFICATION AGREEMENTS

  The Company intends to pay its directors who are not employees of the Company a fee for their services as directors. They will receive annual compensation of $12,000 plus a fee of $1,000 for attendance at each meeting of the Board of Directors and $500 for attendance at each committee meeting. The members of the Board will receive reimbursement of all travel and lodging expenses related to their attendance at both board and committee meetings. The Company anticipates that it will grant to each non-employee director certain options to purchase Common Stock. See "Management--Stock Incentive Plan."

  The Company intends to enter into indemnification agreements with each of the Company's directors. The indemnification agreements will require, among other things, that the Company indemnify such directors to the fullest extent permitted by law, and advance to the directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company also must indemnify and advance all expenses incurred by directors seeking to enforce their rights under the indemnification agreements, and cover directors under the Company's directors' and officers' liability insurance.

EXECUTIVE COMPENSATION

  The Company was organized in September 1996. Accordingly, the Company did not pay any cash compensation to its executive officers for the year ended December 31, 1995. The following table sets forth the annual base salary expected to be paid to the Company's Chairman of the Board, Chief Executive Officer and each of the other five most highly compensated executive officers during the year ending December 31, 1996. In addition, the Company's executive officers will be eligible to receive cash bonuses and additional stock options at the discretion of the Compensation Committee of the Board of Directors.

       NAME          PRINCIPAL POSITION(S)                   1996 BASE SALARY
Michael W. Reschke   Chairman of the Board                       $100,000
Mark J. Schulte      President and Chief Executive Officer        240,000
Craig G. Walczyk     Vice President--Chief Financial Officer      125,000
Matthew F. Whitlock  Vice President--Acquisitions                  95,000(1)
Mark J. Iuppenlatz   Vice President--Development                  135,000(1)
Mary Pat Scoltock    Vice President--Marketing                    100,000
Stephan T. Beck      Vice President--Operations                   100,000

---------------------
(1) In addition to a base salary, these individuals are expected to receive a substantial portion of their total compensation from an incentive bonus program that for Mr. Whitlock is based on facilities acquired and for Mr. Iuppenlatz is based on facilities developed.

STOCK INCENTIVE PLAN

  The Company has established a Stock Incentive Plan (the "Stock Incentive Plan") for the purpose of attracting and retaining directors, executive officers and other key employees. Each option granted pursuant to the Stock Incentive Plan shall be designated at the time of grant as either an "incentive stock option" or as a "non-qualified stock option."

  The Stock Incentive Plan provides for the grants of options ("Options") to purchase a specified number of shares of Common Stock. Under the Stock Incentive Plan, 750,000 shares of Common Stock will be available for grants. Participants in the Stock Incentive Plan, who may be directors, officers or employees of the Company or its subsidiaries or Company-owned partnerships, will be selected by the Compensation Committee. See "Management--Compensation of Directors."

  The Stock Incentive Plan authorizes the Compensation Committee to grant incentive stock options at an exercise price to be determined by it, provided that such price cannot be less than 100% of the fair market value of the Common Stock on the date on which the Option is granted. If an incentive stock option is to be granted to an employee who owns over 10% of the total combined voting power of all classes of the Company's stock, then the exercise price may not be less than 110% of the fair market value of the Common Stock covered by such option on the day it is granted. The exercise price of non-qualified stock options may be any price determined by the Compensation Committee.

  Upon completion of the Offering, the Company will grant 348,500 Options (the "Initial Grants") to the following key officers and employees of the Company:
Michael W. Reschke (75,000); Mark J. Schulte (75,000); Craig G. Walczyk (30,000); Matthew F. Whitlock (30,000); Mark J. Iuppenlatz (30,000); Mary Pat Scoltock (30,000); Stephan T. Beck (30,000); Sheryl A. Wolf (15,000); Margaret
B. Shontz (15,000); and certain other employees (18,500).

  The Initial Grants will vest, subject to certain conditions being met, at the rate of 25% per year over the next four years commencing on the first anniversary of their date of grant and will have a term of 10 years. The exercise price of the Options issued pursuant to the Initial Grants will be the initial public offering price of the Common Stock. The exercise price for any Option is generally payable in cash or, in certain circumstances, by the surrender, at the fair market value on the date on which the Option is exercised, of shares of Common Stock.

  Any unvested Options held by an optionee will automatically be forfeited if the optionee leaves employment for any reason. Upon a "change in control" (as defined in the Stock Incentive Plan), all unvested Options will vest. The rights of any participants to exercise an Option may not be transferred in any way other than by will or laws of descent and distribution or pursuant to a qualified domestic relations order.

  The Company also anticipates that it will grant an aggregate of 35,000 Options to its non-employee directors that will vest at the rate of 33.3% per year over the next three years commencing on the first anniversary of their date of grant and will have a term of ten years. The exercise price of these Options will be the initial public offering price of the Common Stock. The exercise price for any of these Options will generally be payable in cash or, in certain circumstances, by the surrender, at the fair market value on the date on which the Option is exercised, of shares of Common Stock.

  The Compensation Committee may grant options under the Stock Incentive Plan in substitution for outstanding options with higher exercise prices. In addition, in the event of certain extraordinary events, the Compensation Committee may make adjustments in the aggregate number and kind of shares reserved for issuance, the number and kind of shares covered by outstanding awards and the exercise prices specified therein as may be determined to be appropriate.

EMPLOYMENT AGREEMENTS

  The Company will enter into employment agreements with Messrs. Reschke, Schulte, Whitlock and Iuppenlatz. These agreements provide that the executive officers shall devote substantially all of their business time to the operation of the Company, except Mr. Michael W. Reschke who shall only be required to devote such time as he deems necessary to fulfill his duties and obligations to the Company as Chairman of the Board. The agreements establish the initial base salaries set forth in the executive compensation table and provide for an initial three year term which is automatically extended for an additional year after expiration of the initial term and any extension period unless the Company provides the executive officer with at least 30 days' prior written notice that such term shall not be extended. If any of the agreements are terminated by the Company "without cause" (as such term is defined in the agreements), the executive so terminated will be entitled to a lump sum payment. With respect to Messrs. Whitlock and Iuppenlatz, such lump sum payment will be an amount equal to six months base salary. With regard to Messrs. Reschke and Schulte, such executives will receive a lump sum payment of the greater of 50% of their base salary for the remainder of the term of their agreements or an amount equal to their base salary for one year. Messrs. Reschke and Schulte may terminate their respective agreements and be entitled to approximately two times their annual compensation in the event of a "change in control" of the Company and a material diminution of their respective duties and responsibilities or compensation. In the event any of Messrs. Schulte, Whitlock and Iuppenlatz voluntarily terminates his employment with the Company, the executive will have a non-compete agreement for a period of two years. Mr. Reschke is bound by the non-compete agreement between PGI and the Company. See "Certain Transactions."

                             CERTAIN TRANSACTIONS

  The following agreements were entered into between the Company and PGI in connection with the Formation and the Offering:

  Formation Agreement. At the Formation and pursuant to a formation agreement by and among the Company, Mark J. Schulte and PGI (the "Formation Agreement"), PGI has agreed to transfer to the Company all of its interests in the Original Facilities and operations relating thereto. In return for such contribution, the Company will exchange 3,423,438 shares of its Common Stock and pay $12.0 million in cash from the net proceeds of the Offering to retire certain indebtedness secured by a pledge of cash flow from the Hallmark and will assume certain indebtedness in the aggregate amount of $99.5 million. The Company has assumed or agreed to assume all the liabilities of the Original Facilities and operations relating thereto in accordance with the Formation Agreement. Further, certain collateral will be returned to PGI as a result of Brookdale's assumption of certain mortgage indebtedness on one of the Original Facilities. In accordance with the Formation Agreement, Mark J. Schulte will transfer all of his interests in the operations relating to the Original Facilities to the Company in exchange for 451,562 shares of Common Stock from the Company. Except as expressly set forth in the Formation Agreement with regard to title, liens, claims and certain other items and PGI's representations that the Original Facilities have been operated in the ordinary course since September 30, 1996, no party is making any representation or warranty as to the assets, businesses or liabilities transferred or assumed as part of the Formation, as to any consents or approvals required in connection therewith, as to the value thereof or as to freedom from counterclaim with respect to any claim of any party. Except as expressly set forth in the Formation Agreement, all assets are being transferred on an "as is, where is" basis. In the Formation Agreement, PGI has agreed that the Original Facilities will have unrestricted cash of $2.0 million at the time of the Formation. Any amounts of unrestricted cash in excess of $2.0 million will be distributed to PGI as partner distributions from the Original Facilities simultaneously with the completion of the Offering.

  The Company will indemnify PGI and its affiliates against certain losses, claims, damages or liabilities including those arising out of: (i) any inaccurate representation or breach of warranty by the Company under the Formation Agreement; and (ii) any indebtedness, lease, contract or other obligation assumed by the Company pursuant to the Formation Agreement. The Company will also indemnify PGI, as a controlling person, against any loss, claim, damage or liability arising out of the Offering, except for losses, claims, damages or liabilities arising from the inaccuracy of information supplied in writing by PGI for inclusion in this Prospectus. PGI will similarly indemnify the Company and its subsidiaries with respect to any inaccurate representation or breach of warranty by PGI under the Formation Agreement.

  Space Sharing Agreement. The Company and an affiliate of PGI will enter into a Space Sharing Agreement for office space located at 77 West Wacker Drive in Chicago, Illinois to be used as headquarters for the Company. The Agreement will have an initial term of four months and thereafter may be extended in increments of two-month terms for up to 12 additional months, at a base rental rate of approximately $8,800 per month plus pro rata share of real estate taxes and operating expenses.

  Registration Rights Agreement. The Company will grant demand and incidental registration rights to PGI for the registration of shares of Common Stock owned by PGI under the Securities Act of 1933. See "Description of Capital Stock--Registration Rights Agreement."

  Voting Agreement. PGI will enter into a Voting Agreement pursuant to which it will agree to vote all of its shares of Common Stock at any meeting at which directors are elected in favor of the election of independent directors so that after such election, if such persons are elected, there will be at least four independent directors. The Voting Agreement will continue in effect until the earlier of three years from the date of the Offering and the date PGI first owns less than 10% of the outstanding Common Stock.

  Non-Compete Agreement. The Company, PGI and Mr. Reschke will enter a Non-Compete Agreement that will prevent PGI and Mr. Reschke from developing, acquiring, owning or operating senior and assisting living facilities and semi-acute care facilities in the United States for a period expiring on the earlier of (i) four years from the date of the Offering and
(ii) one year from the date of a merger of the Company or the sale of all or substantially all of the stock or assets of the Company; however, PGI will be permitted to maintain its ownership interest in the Island on Lake Travis facility. In addition, to the extent PGI or Mr. Reschke were to acquire a group of properties that included facilities similar to those operated by the Company, then the Company would have the right and opportunity to purchase such similar facilities at a price equal to the fair market value. PGI and Mr. Reschke will be allowed to purchase existing loans that may be secured by properties that are similar to the facilities owned or managed by the Company.

  Management Agreement. The Company and PGI will enter a management agreement for a term of two years with respect to the Island on Lake Travis facility. The Company will be paid a monthly fee of 5.0% of the gross revenues of such facility for each month and reimbursement of expenses. The management agreement may be terminated by PGI only for cause as set forth in the management agreement during its initial term and upon 60 days' prior written notice at any time after the expiration of the initial term. The Company may terminate the management agreement at any time upon 60 days' advance notice.

  In the future, transactions between the Company and its officers, directors, principal stockholders and their affiliates will be on terms no less favorable to the Company than could be obtained from unrelated third parties and any such transactions will be approved by a majority of the disinterested members of the Board of Directors.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of October 24, 1996, and as adjusted to reflect the sale of the shares offered hereby and to give effect to the issuance of the shares in connection with the Formation, by (i) each person known by the Company to be the beneficial owner of more than 5% of the Common Stock; (ii) each director of the Company; (iii) each executive officer of the Company; and (iv) all executive officers and directors of the Company as a group.

                                                                 PERCENTAGE OF
                                                   NUMBER OF       OWNERSHIP
                                                     SHARES    -----------------
                                                  BENEFICIALLY  BEFORE   AFTER
                      NAME                         OWNED (1)   OFFERING OFFERING
The Prime Group, Inc.(2).........................  3,423,438      --      33.8%
Michael W. Reschke(3)............................  3,423,438    100.0%    33.8%
Mark J. Schulte..................................    451,562      --       4.5%
Richard S. Curto ................................        --       --       --
Eric F. Billings(4)..............................        --       --       --
Darryl W. Hartley-Leonard(4).....................        --       --       --
Daniel J. Hennessy(4)............................        --       --       --
Arthur F. Quern(4)...............................        --       --       --
Craig G. Walczyk ................................        --       --       --
Matthew F. Whitlock .............................        --       --       --
Mark J. Iuppenlatz ..............................        --       --       --
Mary Pat Scoltock ...............................        --       --       --
Stephan T. Beck .................................        --       --       --
Executive officers and directors
 as a group (12 persons).........................  3,875,000    100.0%    38.3%

---------------------
(1) Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power and as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of shares as to which such person has the right to acquire voting and/or investment power within 60 days.

(2) Includes 3,423,438 shares of Common Stock held by The Prime Group, Inc. and certain of its affiliates. The address of The Prime Group, Inc. is 77 West Wacker Drive, Chicago, Illinois 60601.

(3) Includes 3,423,438 shares of Common Stock held by The Prime Group, Inc. and certain of its affiliates. Mr. Reschke is the Chairman, Chief Executive Officer and President of The Prime Group, Inc.

(4) The Company intends to nominate and elect, prior to or upon the effectiveness of the Registration Statement that contains this Prospectus, this person to serve as a director of the Company.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's Restated Certificate of Incorporation (the "Certificate") provides that the authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), and 20,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"). Upon completion of the Offering, 10,125,000 shares of Common Stock will be issued and outstanding (11,062,500 shares if the Underwriters' over-allotment option is exercised in full), and no shares of Preferred Stock will be issued or outstanding.

COMMON STOCK

  Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of stockholders. The Certificate does not provide for cumulative voting, and, accordingly, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. The Certificate provides that whenever there is paid, or declared and set aside for payment, to the holders of the outstanding shares of any class of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and of sinking fund or retirement fund or other retirement payments, if any, to which such holders are entitled, then dividends may be paid on the Common Stock out of any assets legally available therefor, but only when and as declared by the Board of Directors. The Certificate also provides that in the event of any liquidation, dissolution or winding up of the Company, after there is paid to or set aside for the holders of any class of stock having preference over the Common Stock the full amount to which such holders are entitled and after payment or provision for payment of all debts and liabilities of the Company, the holders of the Common Stock shall be entitled to receive the remaining assets of the Company available for distribution, in cash or in kind. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock will be subject to the rights of the holders of any shares of any series of Preferred Stock that the Company may issue in the future.

PREFERRED STOCK

  The Certificate provides that the Board of Directors of the Company is authorized to issue Preferred Stock in series and to fix and state the voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Such action may be taken by the Board without stockholder approval. Under the Certificate, each share of each series of Preferred Stock is to have the same relative rights as, and be identical in all respects with, all other shares of the same series. While providing flexibility in connection with possible financings, acquisitions and other corporate purposes, the issuance of Preferred Stock, among other things, could adversely affect the voting power of the holders of Common Stock and, under certain circumstances, be used as a means of discouraging, delaying or preventing a change in control of the Company. There will be no shares of Preferred Stock outstanding upon completion of the Offering, and the Company has no present plan to issue shares of its Preferred Stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION

  Limitations of Director Liability. Section 102(b)(7) of the Delaware General Corporation Law ("DGCL") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although
Section 102(b)(7) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate limits the liability of directors to the Company or its stockholders to the full extent permitted by Section 102(b)(7). Specifically, directors of the Company are not personally liable for monetary damages to the Company or its stockholders for breach of the director's fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders;
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

  Indemnification. To the maximum extent permitted by law, the By-laws provide for mandatory indemnification of directors and officers of the Company against any expense, liability and loss to which they may become subject, or which they may incur as a result of being or having been a director or officer of the Company. In addition, the Company must advance or reimburse directors and officers for expenses incurred by them in connection with indemnifiable claims.

  The Company also maintains directors' and officers' liability insurance.

CERTAIN ANTI-TAKEOVER PROVISIONS

  Upon completion of the Offering, the Certificate and the By-laws will contain, among other things, certain provisions described below that may reduce the likelihood of a change in the Board of Directors or voting control of the Company without the consent of the Board of Directors. These provisions could have the effect of discouraging, delaying or preventing tender offers or takeover attempts that some or a majority of the stockholders might consider to be in the stockholders' best interest, including offers or attempts that might result in payment of a premium over the market price for the Common Stock.

  Classification of Board of Directors. The Certificate and By-laws of the Company divide the Board of Directors into three classes, designated Class I, Class II and Class III, respectively, each class to be as nearly equal in number as possible. The term of Class I, Class II and Class III directors will expire at the 1997, 1998 and 1999 annual meetings of stockholders, respectively, and in all cases directors elected will serve until their respective successors are elected and qualified. At each annual meeting of stockholders, directors will be elected to succeed those in the class whose terms then expire, each elected director to serve for a term expiring at the third succeeding annual meeting of stockholders after such director's election, and until the director's successor is elected and qualified. Thus, only one-third of the directors stand for re-election each year, requiring at least two stockholders' meetings at which directors are elected to replace a majority of the Board.

  Filling of Board Vacancies; Removal. Any vacancy occurring in the Board of Directors, including any vacancy created by an increase in the number of directors, shall be filled for the unexpired term by the concurring vote of a majority of the directors then in office, whether or not a quorum, and any director so chosen shall hold office for the remainder of the full term of the class in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified. Directors may only be removed with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock then entitled to vote at an election of directors.

  Other Constituencies. The Board of Directors, when evaluating any offer, bid, proposal or similar communication of another party to (i) make a tender or exchange offer for any equity security of the Company, (ii) merge or consolidate the Company with or into another corporation or corporations or
(iii) purchase or otherwise acquire all or substantially all of the facilities and assets of the Company, shall, in connection with the exercise of its judgment in determining what is in the best interests of the Company and its stockholders, give due consideration to all relevant factors, including, without limitation, the social, economic and regulatory effects on the Company, on employees, providers and payors of the Company and its subsidiaries, on residents and families served by the Company and its subsidiaries, on operations of the Company's subsidiaries and on the communities in which the Company and its subsidiaries operate or are located.

  Stockholder Action by Unanimous Written Consent. Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders, unless such consent is unanimous.

  Call of Special Meetings. Special meetings of stockholders may be called at any time but only by the Chairman of the Board, the President, the Chief Executive Officer, a majority of the directors then in office or stockholders possessing at least 25% of the voting power of the issued and outstanding voting stock entitled to vote generally in the election of directors.

  By-law Amendments. The stockholders may amend the By-laws by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock of the Company entitled to vote thereon. Directors may also amend the By-laws by a two-thirds vote of the directors then in office.

  Certificate Amendments. Except as set forth in the Certificate or as otherwise specifically required by law, no amendment of any provision of the Certificate shall be made unless such amendment has been first proposed by the Board of Directors upon the affirmative vote of at least two-thirds of the directors then in office and thereafter approved by the affirmative vote of the holders of at least a majority of the outstanding shares of stock of the Company entitled to vote thereon; provided, however, if such amendment is to the provisions described above or the provisions in the Certificate relating to the decrease in the authorized number of shares of Preferred Stock, Board authority to issue Preferred Stock, the removal or decreasing of the limitation on directors liability, the amendment of the By-laws or shareholder meeting matters, such amendment must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock entitled to vote thereon.

  Stockholder Nominations and Proposals. With certain exceptions, the By-laws require that stockholders intending to present nominations for directors or other business for consideration at a meeting of stockholders notify the Company's Secretary by the later of 60 days before the date of the meeting and 15 days after the date notice of the meeting is mailed or public notice of the meeting is given.

  Certain Statutory Provisions. Section 203 of the DGCL provides, in general, that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the statute (an "Interested Stockholder"), but less than 85% of such shares, may not engage in certain "Business Combinations" with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) before such person became an Interested Stockholder, the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became in Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

  Section 203 defines the term "Business Combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder, transactions with the corporation which increase the proportionate interest of the Interested Stockholder or a transaction in which the Interested Stockholder receives certain other benefits.

  Pursuant to a Board resolution adopted at the time of formation of the Company, the Section 203 limits do not apply to any "Business Combination" between the Company and PGI.

REGISTRATION RIGHTS AGREEMENT

  The Company has granted demand and incidental registration rights to PGI for the registration of shares of Common Stock owned by PGI under the Securities Act. Three demand registrations are permitted during the first five years following the initial public offering of the Common Stock and one registration per year each year thereafter until PGI owns less than ten percent of the outstanding Common Stock. The Company will pay the fees and expenses of the demand registrations and the incidental registrations, while PGI will pay all underwriting discounts and commissions. These registration rights are subject to certain conditions and limitations, including the right of underwriters to limit the number of shares owned by PGI included in such registration.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is LaSalle National Trust, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock and the ability of the Company to raise capital through a sale of its securities.

  Upon completion of the Offering, the Company will have 10,125,000 shares of Common Stock outstanding, (11,062,500 shares if the Underwriters' over-allotment option is exercised in full). Of those shares, the 6,250,000 shares sold in the Offering (7,187,500 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction (except as to affiliates of the Company) or further registration under the Securities Act of 1933, as amended. The balance of 3,875,000 shares of Common Stock outstanding will be restricted securities ("Restricted Securities") within the meaning of Rule 144 under the Securities Act.

  In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Securities for at least two years, and including the holding period of any prior owner unless such prior owner is an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned shares for at least three years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or under common control with, such issuer.

  Rule 144A under the Securities Act as currently in effect generally permits unlimited resales of certain Restricted Securities of any issuer provided that the purchaser is a qualified institution that owns and invests on a discretionary basis at least $100 million in securities (and in the case of a bank or savings and loan association, has a net worth of at least $25 million) or is a registered broker-dealer that owns and invests on a discretionary basis at least $10 million in securities. Rule 144A allows PGI to sell its shares of Common Stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. There can be no assurance that the availability of such resale exemption will not have an adverse effect on the trading price of the Common Stock.

  The Company, its directors and officers and PGI have agreed not to offer to sell, sell, distribute, grant any option to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into, or exercisable or exchangeable for, shares of Common Stock owned by them prior to the expiration of 180 days from the date of this Prospectus, except (i) with the prior written consent of DLJ, (ii) in the case of the Company, the grant of options to purchase shares of Common Stock under the Company's Stock Incentive Plan, (iii) in the case of the directors and executive officers of the Company, for the exercise by such individuals of outstanding options and (iv) for the sale of shares in the Offering. PGI may sell all 3,498,438 of its shares of Common Stock subject to the volume and other limitations of Rule 144 after the expiration of the two year holding period of Rule 144. The Commission has proposed an amendment to Rule 144 under the Securities Act which, if adopted as currently proposed, would reduce the holding periods set forth in Rule 144 by one year.

  PGI has the right to include its shares in any future registration of securities effected by the Company under the Securities Act, subject to the right of any underwriter in such offering requiring PGI to reduce the number of shares PGI otherwise has the right to have included in such registration. If the Company is required to register shares held by PGI pursuant to the exercise of its registration rights, such sales may have an adverse effect on the Company's stock price and its ability to raise needed capital. See "Risk Factors--Shares Eligible for Future Sale," "Principal Stockholders" and "Description of Capital Stock--Registration Rights Agreement."

  The Company intends to file a registration statement under the Securities Act registering the shares of Common Stock reserved for issuance upon the exercise of options granted under the Stock Incentive Plan. See "Management-- Stock Incentive Plan." This registration statement is expected to be filed soon after the date of this Prospectus and will become effective automatically upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company and except to the extent that the holders of such options are subject to the 180-day lock-up agreements described above.

                                 UNDERWRITING

  Subject to the terms and certain conditions contained in the Underwriting Agreement, the underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Salomon Brothers Inc, William Blair & Company, L.L.C. and Friedman, Billings, Ramsey & Co., Inc., are acting as representatives (collectively, the "Representatives"), have severally agreed to purchase from the Company an aggregate of 6,250,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                       NUMBER OF
      UNDERWRITERS                                                      SHARES
      Donaldson, Lufkin & Jenrette Securities Corporation.............
      Salomon Brothers Inc............................................
      William Blair & Company, L.L.C..................................
      Friedman, Billings, Ramsey & Co., Inc...........................
                                                                       ---------
          Total....................................................... 6,250,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than the shares of the Common Stock covered by the over-allotment option described below) if any are taken.

  Prior to the Offering, there has been no established trading market for the shares of Common Stock. The initial price to the public for the shares of Common Stock offered hereby has been determined by negotiation between the Company and the Representatives. The factors considered in determining the initial price to the public include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the Offering.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Underwriters have advised the Company that they propose to offer the shares of Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not to exceed $
per share. The Underwriters may allow, and such dealers may reallow, discounts
not in excess of $    per share to any other Underwriter and certain other
dealers.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 937,500 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions, solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite such Underwriter's name in the preceding table bears to the total number of shares offered.

  The Underwriters do not intend to confirm sales of shares of Common Stock to any accounts over which they exercise discretionary authority.

  Subject to certain exceptions, the Company, certain of its existing stockholders (including PGI) and directors and executive officers have agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible or exchangeable into any shares of Common Stock prior to the expiration of 180 days from the date of this Prospectus, without the prior written consent of DLJ. See "Shares Eligible for Future Sale."

  At the request of the Company, up to 100,000 shares of Common Stock offered hereby have been reserved for sale to certain individuals, including directors and employees of the Company and PGI and members of their families. The price of such shares to such persons will be the initial public offering price set forth on the cover page hereof less underwriting discounts and commissions. The number of shares available to the general public will be reduced to the extent those persons purchase reserved shares. Any shares not so purchased will be offered hereby at the public offering price set forth on the cover of this Prospectus.

  In connection with structuring certain proposed credit facilities to be entered into by the Company, DLJ will receive a structuring fee of $150,000.

  Eric F. Billings, a proposed director of the Company, is a principal of Friedman, Billings, Ramsey & Co., Inc., one of the managing underwriters of the Offering.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Winston & Strawn, Chicago, Illinois. Alston & Bird, Atlanta, Georgia, is acting as counsel for the Underwriters in connection with certain legal matters relating to the sale of Common Stock offered hereby.

                                    EXPERTS

  The balance sheet of Brookdale Living Communities, Inc. as of September 30, 1996, the combined financial statements of the Original Facilities as of December 31, 1994 and 1995 and September 30, 1996, and for each of the three years in the period ended December 31, 1995 and for the nine months ended September 30, 1996, the combined financial statements of the Activelife Facilities as of December 31, 1994 and 1995 and September 30, 1996, and for the respective periods then ended, and the financial statements of the Gables at Brighton as of December 31, 1995 and September 30, 1996, and for the respective periods then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of the firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. As used herein, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, each such statement being qualified by and subject to such reference in all respects.

  As a result of the Offering, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file reports and other information with the Commission. Reports, registration statements, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, registration statements and certain other documents filed with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

  The Company intends to furnish holders of the Common Stock with annual reports containing among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. The Company also intends to furnish such other reports as it may determine or as may be required by law.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
BROOKDALE LIVING COMMUNITIES, INC.
 UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
  Pro Forma Combined Condensed Balance Sheet as of September 30, 1996.....  F-3
  Pro Forma Combined Condensed Statement of Operations for the year ended
   December 31, 1995......................................................  F-4
  Pro Forma Combined Condensed Statement of Operations for the nine months ended September 30, 1996...............................................  F-5
  Notes to Pro Forma Combined Condensed Balance Sheet.....................  F-6
  Notes to Pro Forma Combined Condensed Statements of Operations for the
   year ended December 31, 1995...........................................  F-9
  Notes to Pro Forma Combined Condensed Statements of Operations for the
   nine months ended September 30, 1996................................... F-11
 AUDITED BALANCE SHEET
  Report of Independent Auditors.......................................... F-13
  Balance Sheet as of September 30, 1996.................................. F-14
  Notes to Balance Sheet.................................................. F-15
ORIGINAL FACILITIES
  Report of Independent Auditors.......................................... F-16
  Combined Balance Sheets as of December 31, 1994 and 1995 and as of
   September 30, 1996..................................................... F-17
  Combined Statements of Operations for the years ended December 31, 1993,
   1994 and 1995 and for the nine months ended September 30, 1995
   (unaudited) and 1996................................................... F-18
  Combined Statements of Changes in Partners' Deficit for the years ended
   December 31, 1993, 1994 and 1995 and the nine months ended September
   30, 1996............................................................... F-19
  Combined Statements of Cash Flows for the years ended December 31, 1993,
   1994 and 1995 and for the nine months ended September 30, 1995
   (unaudited) and 1996................................................... F-20
  Notes to Combined Financial Statements.................................. F-21
ACTIVELIFE FACILITIES
  Report of Independent Auditors.......................................... F-27
  Combined Balance Sheets as of December 31, 1994 and 1995 and as of
   September 30, 1996..................................................... F-28
  Combined Statements of Operations for the years ended December 31, 1994 and 1995 and for the nine months ended September 30, 1995 (unaudited)
   and 1996............................................................... F-29
  Combined Statements of Changes in Partners' Deficit for the years ended
   December 31, 1994 and 1995 and the nine months ended September 30,
   1996................................................................... F-30
  Combined Statements of Cash Flows for the years ended December 31, 1994 and 1995 and for the nine months ended September 30, 1995 (unaudited)
   and 1996............................................................... F-31
  Notes to Combined Financial Statements.................................. F-32
GABLES AT BRIGHTON ASSOCIATES
  Report of Independent Auditors.......................................... F-35
  Balance Sheets as of December 31, 1995 and September 30, 1996........... F-36
  Statements of Income for the year ended December 31, 1995 and for the nine months ended September 30, 1995 (unaudited) and 1996.............. F-37
  Statements of Changes in Partners' Capital for the year ended December
   31, 1995 and for the nine months ended September 30, 1996.............. F-38
  Statements of Cash Flows for the year ended December 31, 1995 and for the nine months ended September 30, 1995 (unaudited) and 1996.......... F-39
  Notes to Financial Statements........................................... F-40

                      BROOKDALE LIVING COMMUNITIES, INC.
          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

  The unaudited Pro Forma Combined Condensed Balance Sheet is presented as if, at September 30, 1996, the Company had sold 6,250,000 shares of its common stock at a sale price of $16 per share, issued 3,875,000 shares of its common stock to PGI and management and acquired interests in the Original Facilities and the Acquired Facilities as described under "Use of Proceeds". The unaudited Pro Forma Combined Condensed Statements of Operations for the year ended December 31, 1995 and for the nine months ended September 30, 1996 are presented as if the above transactions occurred as of January 1, 1995. The unaudited Pro Forma Combined Condensed financial statements should be read in conjunction with all of the financial statements contained elsewhere in the Prospectus. In management's opinion, all adjustments necessary to reflect the effects of the Formation and Offering have been made.

  The unaudited Pro Forma Combined Condensed Balance Sheet and Statements of Operations are not necessarily indicative of what the actual financial position or results of operations would have been assuming the Formation and Offering had occurred at the dates indicated above, nor do they purport to represent the future financial position or results of operations of the Company.

                       BROOKDALE LIVING COMMUNITIES, INC.
              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                         AS OF SEPTEMBER 30, 1996

                 (IN THOUSANDS, EXCEPT PAR VALUE AMOUNTS)

                                  ORIGINAL  ACTIVELIFE GABLES AT               PRO FORMA   PRO FORMA
                         COMPANY FACILITIES FACILITIES BRIGHTON  SUBTOTAL     ADJUSTMENTS AS ADJUSTED
                         ------- ---------- ---------- --------- --------     ----------- -----------
ASSETS
Current assets:
Cash and cash
 equivalents............  $  1    $ 1,886    $ 1,940    $  529   $  4,356 (b)  $ 12,218    $ 16,574
Cash-restricted.........   --       2,108        924       --       3,032 (c)      (924)      2,108
Accounts receivable.....   --         170         77       --         247 (d)       (77)        170
                          ----    -------    -------    ------   --------      --------    --------
Total current assets....     1      4,164      2,941       529      7,635        11,217      18,852
Real estate, net........   --      89,004     28,886     5,617    123,507 (a)    56,318     179,825
Cash-restricted.........   --         --         --        --         --  (c)    11,000      11,000
Deferred costs, net.....   --       1,882        874       --       2,756 (e)      (932)      1,824
Other...................   789        318        177       156      1,440 (f)     4,478       5,918
                          ----    -------    -------    ------   --------      --------    --------
Total assets............  $790    $95,368    $32,878    $6,302   $135,338      $ 82,081    $217,419
                          ====    =======    =======    ======   ========      ========    ========
LIABILITIES AND STOCKHOLDERS'
AND PARTNERS' EQUITY (DEFICIT)
Current liabilities:
Debt, current...........  $--     $   353    $   344    $  --    $    697 (g)  $    (86)   $    611
Accrued interest
 payable................   --         379        233       --         612           --          612
Accrued real estate
 taxes..................   --         747        702       --       1,449           --        1,449
Accounts payable........   --         323        498        51        872 (h)      (549)        323
Tenant security
 deposits...............   --       2,286        815       228      3,329           --        3,329
Due to affiliates and
 other..................   789        541      1,977        43      3,350 (i)    (2,809)        541
                          ----    -------    -------    ------   --------      --------    --------
Total current
 liabilities............   789      4,629      4,569       322     10,309        (3,444)      6,865
Debt, long-term.........   --      99,054     36,033       --     135,087 (g)    (7,798)    127,289
                          ----    -------    -------    ------   --------      --------    --------
Total liabilities.......   789    103,683     40,602       322    145,396       (11,242)    134,154
Stockholders' and
 partners' equity
 (deficit):
Preferred stock, $0.01
 par value, 20,000
 shares authorized, no
 shares issued or
 outstanding............   --         --         --        --         --            --          --
Common stock, $0.01 par
 value, 75,000 shares
 authorized, 10,125
 shares issued and
 outstanding............   --         --         --        --         --  (j)       101         101
Paid in capital.........     1        --         --        --           1 (k)    83,163      83,164
Partners' equity
 (deficit)..............   --      (8,315)    (7,724)    5,980    (10,059)(l)    10,059         --
                          ----    -------    -------    ------   --------      --------    --------
Total stockholders' and
 partners' equity
 (deficit)..............     1     (8,315)    (7,724)    5,980    (10,058)       93,323      83,265
                          ----    -------    -------    ------   --------      --------    --------
Total liabilities and
 stockholders' and
 partners equity
 (deficit)..............  $790    $95,368    $32,878    $6,302   $135,338      $ 82,081    $217,419
                          ====    =======    =======    ======   ========      ========    ========

   See accompanying notes to the Pro Forma Combined Condensed Balance Sheet.

                       BROOKDALE LIVING COMMUNITIES, INC.
         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                          ORIGINAL  ACTIVELIFE GABLES AT               PRO FORMA    PRO FORMA
                         FACILITIES FACILITIES BRIGHTON  SUBTOTAL     ADJUSTMENTS AS ADJUSTED(I)
                         ---------- ---------- --------- --------     ----------- --------------
Revenue
Resident fees...........  $21,935    $12,337    $ 2,638  $36,910        $  --        $ 36,910
Management services
 income.................      --         --         --       --  (a)       285            285
                          -------    -------    -------  -------        ------       --------
Total revenue...........   21,935     12,337      2,638   36,910           285         37,195
Facility operating
 expenses...............  (13,253)    (8,312)    (1,822) (23,387)(b)     2,306        (21,081)
General and
 administrative
 expenses...............      --         --         --       --  (c)    (3,600)        (3,600)
Depreciation and
 amortization...........   (3,721)    (1,010)      (292)  (5,023)(d)      (647)        (5,670)
                          -------    -------    -------  -------        ------       --------
Income from operations..    4,961      3,015        524    8,500        (1,656)         6,844
Interest expense........   (6,385)    (2,996)       --    (9,381)(e)       623         (8,758)
                          -------    -------    -------  -------        ------       --------
Income (loss) before
 income taxes...........   (1,424)        19        524     (881)       (1,033)        (1,914)
Pro forma (provision)
 benefit for income
 taxes..................      570        --         --       570 (g)       196            766
                          -------    -------    -------  -------        ------       --------
Pro forma net income
 (loss) (f).............  $  (854)   $    19    $   524  $  (311)       $ (837)      $ (1,148)
                          =======    =======    =======  =======        ======       ========
Pro forma net loss per
 share..................  $ (0.22)                                                   $  (0.11)
                          =======                                                    ========
Pro forma common shares
 outstanding (h)........    3,875                                                      10,125
                          =======                                                    ========



    See accompanying notes to the Pro Forma Combined Condensed Statement of
                                  Operations.

                       BROOKDALE LIVING COMMUNITIES, INC.
         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                           ORIGINAL  ACTIVELIFE GABLES AT               PRO FORMA    PRO FORMA
                          FACILITIES FACILITIES BRIGHTON  SUBTOTAL     ADJUSTMENTS AS ADJUSTED(H)
                          ---------- ---------- --------- --------     ----------- --------------
Revenue
Resident fees...........   $16,905     $9,494    $2,063   $28,462        $  --        $28,462
Management services
 income.................       --         --        --        --  (a)       228           228
                           -------     ------    ------   -------        ------       -------
Total revenue...........    16,905      9,494     2,063    28,462           228        28,690
Facility operating
 expenses...............    (9,433)    (6,279)   (1,354)  (17,066)(b)     1,648       (15,418)
General and
 administrative
 expenses...............       --         --        --        --  (c)    (2,700)       (2,700)
Depreciation and
 amortization...........    (2,388)      (769)     (223)   (3,380)(d)      (532)       (3,912)
                           -------     ------    ------   -------        ------       -------
Income from operations..     5,084      2,446       486     8,016        (1,356)        6,660
Interest expense........    (4,074)    (2,244)      --     (6,318)(e)       477        (5,841)
                           -------     ------    ------   -------        ------       -------
Income before income
 taxes..................     1,010        202       486     1,698          (879)          819
Pro forma provision for
 income taxes...........      (404)       --        --       (404)(f)        76          (328)
                           -------     ------    ------   -------        ------       -------
Pro forma net income....   $   606     $  202    $  486   $ 1,294        $ (803)      $   491
                           =======     ======    ======   =======        ======       =======
Pro forma net income per
 share..................   $  0.16                                                    $  0.05
                           =======                                                    =======
Pro forma common shares
 outstanding (g)........     3,875                                                     10,125
                           =======                                                    =======



    See accompanying notes to the Pro Forma Combined Condensed Statement of
                                  Operations.

                       BROOKDALE LIVING COMMUNITIES, INC.

         NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                         AS OF SEPTEMBER 30, 1996
                                 (IN THOUSANDS)

 (a) Real estate, net:
     The Company intends to acquire the Activelife Facilities and the Gables at Brighton facility for the purchase prices indicated below and the assumption of certain liabilities at their historical costs:

                                                        ACTIVELIFE
                                                        FACILITIES
                                                     -----------------
                                                     HAWTHORNE
                                                     LAKES AND
                                                       EDINA   SPRINGS GABLES AT
                                                       PARK    AT EAST BRIGHTON
                                                       PLAZA    MESA   FACILITY
                                                     --------- ------- ---------
     Purchase price................................   $53,780  $14,900  $10,700
     Less: liabilities being assumed
     Debt, including current portion...............    28,493      --       --
     Accrued interest..............................       196       37      --
     Accrued real estate taxes.....................       650       52      --
     Tenant security deposits......................       742       73      228
                                                      -------  -------  -------
     Cash payments made for acquisitions...........   $23,699  $14,738  $10,472
                                                      =======  =======  =======

     The Company is acquiring the real estate assets of the above entities and the liabilities being assumed, in management's opinion, are stated at their estimated fair market values.
      The adjustments to reflect the purchases are reflected below.
     Adjustments to the historical cost balances to reflect the acquisition purchase prices of the Activelife Facilities
      ($39,794) and the Gables at Brighton facility ($5,083) from
      the proceeds of the Offering and additional borrowings.......   $ 44,877
     Increase in basis resulting from the elimination of the net deficit balance in the Original Facilities ($6,881--see Note
      k) and purchase for cash ($4,560) of the Third Party owner's
      interests in the Original Facilities.........................     11,441
                                                                      --------
                                                                      $ 56,318
                                                                      ========
 (b) Cash:
     Gross proceeds from Offering..................................   $100,000
     Less: estimated cost of the Offering ($1,500) and underwriters
      discount ($7,000)............................................     (8,500)
     Elimination of historical cost cash accounts of the Activelife
      Facilities and the Gables at Brighton facility not being
      acquired by the Company......................................     (2,469)
     Payments to be made to PGI and Third Party owner from the
      proceeds of the Offering for (i) the reduction of a debt
      obligation of PGI that is collateralized by PGI's ownership interest in The Hallmark ($12,000) and (ii) consideration for
      Third Party owner's interests in the Original Facilities
      ($4,560). At the close of the Offering, unrestricted cash of the Original Facilities in excess of $2,000 will be
      distributed to PGI (No adjustment is required as of September
      30, 1996)....................................................    (16,560)
     Payment made for the acquisition of the Activelife Facilities
      ($32,723) and the Gables at Brighton facility ($10,472), net of liabilities assumed ($30,243 and $228, respectively) and repayment of the Activelife Facilities mortgage note payable from proceeds of the Offering ($5,364 of principal and $350
      loan termination fee)........................................    (48,909)
     Cash restricted to collateralize certain letters of credit
      from proceeds of the Offering................................    (11,000)
     Payment of loan transfer costs on the mortgage note payable
      related to The Hallmark......................................       (344)
                                                                      --------
                                                                      $ 12,218
                                                                      ========
 (c) Current cash-restricted:
     Elimination of historical cost cash-restricted accounts of the
      Activelife Facilities not being acquired by the Company......   $   (924)
                                                                      ========
     Long-term cash-restricted:
     Cash to be used to collateralize certain letters of credit
      from proceeds of the Offering................................   $ 11,000
                                                                      ========

                       BROOKDALE LIVING COMMUNITIES, INC.
   NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET--(CONTINUED)

 (d) Accounts receivable:
     Elimination of historical cost accounts receivable accounts of
      the Activelife Facilities not being acquired by the Company...   $   (77)
                                                                       =======
 (e) Deferred costs, net:
     Elimination of historical cost deferred costs accounts of the
      Activelife Facilities not being acquired by the Company ($874)
      and deferred costs of the Original Facilities related to
      letters of credit which are being replaced ($58)..............   $  (932)
                                                                       =======
 (f) Other assets:
     Elimination of historical cost other asset accounts of the
      Activelife Facilities and the Gables at Brighton facility not
      being acquired by the Company.................................   $  (333)
     Reclassification of deferred offering costs, incurred by an
      affiliate, to paid in capital.................................      (789)
     Provision to reflect deferred income taxes at a 40% effective rate (includes federal and state effective income tax rates)
      related to the Company assuming ownership of the Original
      Facilities. The asset relates to differences in basis of real estate assets for book purposes and federal income tax
      purposes. The asset will be recognized through future
      depreciation of the basis difference and realized through the continued improvement in the operations of the Original
      Facilities and additional income generated by the Company's expansion of operations described in the Registration
      Statement.....................................................     5,600
                                                                       -------
                                                                       $ 4,478
                                                                       =======
 (g) Debt, current:
     Repayment of the Activelife Facilities mortgage note payable
      from proceeds of the Offering.................................   $   (86)
                                                                       =======
     Debt, long-term:
     Repayment of the Activelife Facilities mortgage note payable
      from proceeds of the Offering.................................   $(5,278)
     Elimination of historical cost mortgage note payable of the
      Activelife Facilities not being assumed by the Company........    (2,520)
                                                                       -------
                                                                       $(7,798)
                                                                       =======
     After giving effect to the formation, the Company will have principal payments for the bonds and mortgage notes payable as of December 31, 1995 as follows:

                        YEAR ENDED DECEMBER 31,
                        1996................  $    576,848
                        1997................       622,695
                        1998................       671,889
                        1999................       725,228
                        2000................       782,676
                        Thereafter..........   124,920,557(*)
---------------------
  (*)Included in the amount is $65,000 of bonds payable bearing interest at floating rates.

 (h) Accounts payable:
     Elimination of historical cost accounts payable accounts of the
      Activelife Facilities and the Gables at Brighton facility not
      being assumed by the Company..................................   $  (549)
                                                                       =======
 (i) Due to affiliates and Other:
     Elimination of historical cost due from affiliates and other liabilities of the Activelife Facilities and the Gables at
      Brighton facility not being assumed by the Company............   $(2,020)
     Repayment of deferred offering costs of the Company incurred by
      an affiliate..................................................      (789)
                                                                       -------
                                                                       $(2,809)
                                                                       =======

                       BROOKDALE LIVING COMMUNITIES, INC.
   NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET--(CONTINUED)

 (j) Common stock:
     Issuance of 6,250 shares of common stock, $.01 par value,
      pursuant to the initial public offering......................   $     63
     Issuance of 3,875 shares of common stock, $.01 par value, to
      PGI in consideration for its contribution of its interests in
      the Original Facilities......................................         38
                                                                      --------
                                                                      $    101
                                                                      ========
 (k) Paid in capital:
     Issuance of 6,250 shares of common stock, $.01 par value,
      pursuant to the initial public offering at an assumed
      offering price of $16 per share..............................   $ 99,937
     Issuance of 3,875 shares of common stock, $.01 par value, to
     PGI in consideration for its contribution of its interests in
     the Original Facilities.......................................        (38)
     Estimated costs of the Offering ($1,500) and underwriters
      discount ($7,000)............................................     (8,500)
     Payments to be made to PGI from the proceeds of the Offering for the reduction of a debt obligation of PGI that is
      collateralized by a portion of PGI's ownership interest in
      The Hallmark(+)..............................................    (12,000)
     Reclassification of carry over historical cost basis of the
      net assets of the Original Facilities........................     (8,315)
     Elimination of net deficit balance in the Original Facilities for interests being purchased for cash from the Third Party
      owner........................................................      6,881
     Elimination of deferred costs of the Original Facilities
      related to letters of credit which are being replaced........        (58)
     Payment of loan transfer costs related to the Hallmark loan...       (344)
     Provision to reflected deferred income taxes at a 40%
      effective rate (includes federal and state effective income tax rates) related to the Company assuming ownership of the
      Original Facilities. The asset primarily relates to
      differences in basis of real estate assets (see
      Note f)......................................................      5,600
                                                                      --------
                                                                      $ 83,163
                                                                      ========
     (+) In June 1996, an affiliate of PGI entered into a loan
       agreement with a balance of $34.7 million at September 30,
       1996 that is due on June 13, 1997 with a one year extension period. The loan agreement requires PGI to pledge a portion of its ownership interest in The Hallmark as collateral.
       Upon the distribution of the $12,000 to PGI, its ownership interest in The Hallmark will be released from the
       collateral encumbrance.
 (l) Partners' Equity (Deficit):
     Reclassification of historical partners' deficit of the
      Original Facilities..........................................   $  8,315
     Elimination of historical net partners' deficit of the
      Activelife Facilities (deficit--$7,724) and the Gables at
      Brighton facility (equity--$5,980)...........................      1,744
                                                                      --------
                                                                      $ 10,059
                                                                      ========

                       BROOKDALE LIVING COMMUNITIES, INC.

    NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

 (a) Management services income:
     Management services income for management services performed by
      the Company for The Island on Lake Travis and The Kenwood.....   $   285
                                                                       =======
 (b) Facility operating expenses:
     Elimination of historical management fees paid by the Original
      Facilities ($1,071), the Activelife Facilities ($755) and the
      Gables at Brighton facility ($108) and administrative fees paid by the Original Facilities ($372) which will not be
      incurred by the Company.......................................   $ 2,306
                                                                       =======
 (c) General and administrative expenses:
     Estimated increase in salaries and related benefits associated with former employees of PGI and new employees who will become the senior officers and managers of the Company and additional administrative and financial reporting expenses which would have been incurred by the Company had it been operating as a public company during the year:
     Salaries and wages.............................................   $(2,600)
     Directors' and officers' insurance and fees....................       (75)
     Legal and accounting...........................................      (210)
     Other..........................................................      (715)
                                                                       -------
                                                                       $(3,600)
                                                                       =======
 (d) Depreciation and amortization:
     Adjustments to historical depreciation expense associated with
      (*):
     Decrease in depreciation expense associated with the change in
      depreciable lives of the Original Facilities..................   $   667
     Additional depreciation expense associated with the increase in basis resulting from the purchase of non-PGI owner's interest
      in the Original Facilities....................................      (333)
     Additional net depreciation expense associated with the
      increase in fair value and increase in depreciable lives of the Acquired Facilities:
     Activelife Facilities..........................................      (964)
     Gables at Brighton facility....................................       (17)
                                                                       -------
                                                                       $  (647)
                                                                       =======

  *The Company has determined that the estimated useful lives of buildings to be 45 years and furniture and equipment to be 5 years, as compared to 40 years and 3-12 years, respectively used by the Original Facilities. This change was made to better reflect the estimated periods during which such assets will remain in service. For financial statement reporting purposes, the above will be recorded prospectively as a change in estimate for the Original Facilities. All Acquired Facilities will be depreciated using these lives. Depreciation expense included in the "Pro Forma As Adjusted" column was based upon the Company's new estimated useful lives.

 (e) Interest expense:
     Elimination of interest expense incurred related to the debt of the Activelife Facilities being repaid ($450) and not being
      assumed ($173)................................................   $   623
                                                                       =======
 (f) Pro forma net income (loss):
     Pro forma net income (loss) is before the extraordinary item relating to the gain on extinguishment of debt and represents income (loss) from continuing operations. The extraordinary item is not included due to the non-recurring nature of the transaction...................................................
 (g) (Provision) benefit for income taxes:
     The Original Facilities and the entities that operated the
      Activelife Facilities and the Gables at Brighton facility
      prior to the acquisition were not taxable entities. This
      adjustment provides pro forma (provision) benefit for income taxes at a 40% effective rate (includes federal and state
      effective income tax rates)...................................   $   196
                                                                       =======

                    BROOKDALE LIVING COMMUNITIES, INC.

   NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS--
                                (CONTINUED)

                   FOR THE YEAR ENDED DECEMBER 31, 1995

                              (IN THOUSANDS)

 (h) Pro forma net loss per share is based upon the number of common shares issued consisting of the 3,875 shares
      issued to PGI and management in exchange for their
      interest in the Original Facilities plus the issuance of
      all 6,250 shares in the initial offering
     Original Facilities.......................................    3,875 shares
                                                                  =============
     The Company...............................................   10,125 shares
                                                                  =============
 (i) In order to consummate the acquisition of two of the
      Acquired Facilities (Hawthorn Lakes and Edina Park
      Plaza), the Company must obtain the consent of the United
      States Department of Housing and Urban Development to
      such transfer. If such consent is not obtained and such
      two facilities are not acquired, pro forma as adjusted
      total revenue, operating income, and net loss would be
      $28,104, $4,709, and $(902) for the year ended December
      31, 1995.

                      BROOKDALE LIVING COMMUNITIES, INC.

    NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                                (IN THOUSANDS)

 (a) Management services income:
     Management services income for management services
      performed by the Company for The Island on Lake Travis
      and The Kenwood.........................................   $         228
                                                                 =============
 (b) Facility operating expenses:
     Elimination of historical management fees paid by the
      Original Facilities ($695), the Activelife Facilities
      ($587) and the Gables at Brighton facility ($87) and
      administrative fees paid by the Original Facilities
      ($279) which will not be incurred by the Company........   $       1,648
                                                                 =============
 (c) General and administrative expenses:
     Estimated increase in salaries and related benefits
      associated with former employees of PGI and new
      employees who will become the senior officers and
      managers of the Company and additional administrative
      and financial reporting expenses which would have been
      incurred by the Company had it been operating as a
      public company during the period:
     Salaries and wages.......................................   $      (1,950)
     Directors' and officers' insurance and fees..............             (57)
     Legal and accounting.....................................            (158)
     Other....................................................            (535)
                                                                 -------------
                                                                 $      (2,700)
                                                                 =============
 (d) Depreciation and amortization:
     Adjustments to historical depreciation expense associated
      with(*):
     Decrease in depreciation expense associated with the
      change in depreciable lives of the Original Facilities..   $         443
     Additional net depreciation expense associated with the
      increase in basis resulting from the purchase of Third
      Party owner's interest in the Original Facilities.......            (248)
     Additional depreciation expense associated with the
      increase in fair value and increase in depreciable lives
      of the Acquired Facilities:
     Activelife...............................................            (718)
     Gables at Brighton facility..............................              (9)
                                                                 -------------
                                                                 $        (532)
                                                                 =============

  *The Company has determined that the estimated useful lives of buildings to be 45 years and furniture and equipment to be 5 years, as compared to 40 years and 3-12 years, respectively used by the Original Facilities. This change was made to better reflect the estimated periods during which such assets will remain in service. For financial statement reporting purposes, the above will be recorded prospectively as a change in estimate for the Original Facilities. All Acquired Facilities will be depreciated using these lives. Depreciation expense included in the "Pro Forma As Adjusted" column was based upon the Company's new estimated useful lives.

 (e) Interest expense:
     Elimination of interest expense incurred related to the
      debt of the Activelife Facilities being repaid ($334)
      and not being assumed ($143)............................   $         477
                                                                 =============
 (f) (Provision) benefit for income taxes:
     The adjustment provides pro forma (provision) benefit for
      income taxes at a 40% effective rate (includes federal
      and state effective income tax rates)...................   $          76
                                                                 =============
 (g) Pro forma net income per share is based upon the number of common shares issued, consisting of the 3,875 shares
      issued to PGI and management in exchange for their
      interest in the Original Facilities plus the issuance of
      all 6,250 shares in the initial offering
     Original Facilities......................................    3,875 shares
                                                                 =============
     The Company..............................................   10,125 shares
                                                                 =============

                    BROOKDALE LIVING COMMUNITIES, INC.

   NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS--
                                (CONTINUED)

               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996

                              (IN THOUSANDS)

 (h) In order to consummate the acquisition of two of the Acquired
      Facilities (Hawthorn Lakes and Edina Park Plaza), the Company must obtain the consent of the United States Department of Housing and Urban Development to such transfer. If such consent is not obtained and such two facilities are not acquired, pro forma as adjusted total revenue, operating income and net income would be $21,718, $4,849, and $551 for the nine months ended September 30, 1996.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Brookdale Living Communities, Inc.

  We have audited the accompanying balance sheet of Brookdale Living Communities, Inc., a Delaware corporation, as of September 30, 1996. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Brookdale Living Communities, Inc. as of September 30, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Chicago, Illinois

October 15, 1996

                       BROOKDALE LIVING COMMUNITIES, INC.
                                 BALANCE SHEET

                            SEPTEMBER 30, 1996

ASSETS
Cash.................................................................. $  1,000
Deferred offering costs...............................................  789,000
                                                                       --------
Total assets.......................................................... $790,000
                                                                       ========
LIABILITIES AND STOCKHOLDERS'S EQUITY
Due to affiliate...................................................... $789,000
                                                                       --------
Total liabilities.....................................................  789,000
Stockholder's equity:
Common Stock, $.01 par value, 100 shares authorized, issued and
 outstanding..........................................................        1
Additional paid-in capital............................................      999
                                                                       --------
Total stockholder's equity............................................    1,000
                                                                       --------
Total liabilities and stockholder's equity............................ $790,000
                                                                       ========




                          See notes to balance sheet.

                      BROOKDALE LIVING COMMUNITIES, INC.
                            NOTES TO BALANCE SHEET

                            SEPTEMBER 30, 1996

1. ORGANIZATION

  Brookdale Living Communities, Inc. (the "Company") was incorporated in Delaware under the Delaware General Corporation Law on September 4, 1996. The Company was formed in order to consolidate and expand the Original Facilities owned by The Prime Group, Inc. and its affiliates ("PGI"). In connection with a proposed public offering (the "Offering") more fully described elsewhere in this Registration Statement and Prospectus, the Company will sell shares of its common stock to the public and PGI will contribute its interests in three partnerships (The Ponds of Pembroke Limited Partnership, River Oaks Partners and The Hallmark Limited Partnership) in exchange for 3,423,438 shares of common stock of the Company.

2. DEFERRED COSTS

  As of September 30, 1996, PGI has incurred approximately $789,000 of legal, accounting and related costs on behalf of the Company in connection with the Offering which have been presented as deferred offering costs on the balance sheet. These costs, in addition to offering costs incurred after September 30, 1996 through the date the Offering, will be deducted from the gross proceeds of the Offering.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors of
Brookdale Living Communities, Inc.

  We have audited the accompanying combined balance sheets of the Original Facilities as of December 31, 1994 and 1995 and September 30, 1996 and the related combined statements of operations, changes in partners' deficit and cash flows for each of the three years in the period ended December 31, 1995 and for the nine months ended September 30, 1996. These financial statements are the responsibility of the Original Facilities' management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Original Facilities at December 31, 1994 and 1995 and September 30, 1996, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 and for the nine months ended September 30, 1996 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Chicago, Illinois

October 15, 1996

                              ORIGINAL FACILITIES
                            COMBINED BALANCE SHEETS

                                            DECEMBER 31,
                                      --------------------------   SEPTEMBER
                                          1994          1995        30, 1996
ASSETS
Current assets:
Cash................................. $  4,126,904  $  4,201,277  $  1,885,672
Cash--restricted.....................    2,046,858     2,618,005     2,108,197
Accounts receivable..................      120,952       160,580       170,412
Due from affiliates..................       25,484        93,500       115,585
                                      ------------  ------------  ------------
Total current assets.................    6,320,198     7,073,362     4,279,866
Real estate, at cost:
Land.................................    8,336,937     8,336,937     8,336,937
Buildings and improvements...........   88,420,115    88,382,978    88,553,025
Furniture and equipment..............    3,658,545     3,794,756     3,878,820
                                      ------------  ------------  ------------
                                       100,415,597   100,514,671   100,768,782
Accumulated depreciation.............   (6,400,363)   (9,476,602)  (11,764,448)
                                      ------------  ------------  ------------
                                        94,015,234    91,038,069    89,004,334
Deferred costs, net..................    1,999,981     1,982,270     1,882,305
Other................................      243,773       231,521       201,680
                                      ------------  ------------  ------------
Total assets......................... $102,579,186  $100,325,222  $ 95,368,185
                                      ============  ============  ============
LIABILITIES AND PARTNERS' DEFICIT
Current liabilities:
Mortgage note payable................ $    302,506  $    334,165  $    352,819
Accrued interest payable.............      884,171       204,063       379,395
Accrued real estate taxes............    1,127,500       992,570       746,658
Accounts payable.....................    1,052,049       199,602       322,627
Tenant security deposits.............    2,148,232     2,259,846     2,286,275
Due to affiliates....................      205,679       272,578       482,542
Other................................      270,833       177,614        58,668
                                      ------------  ------------  ------------
Total current liabilities............    5,990,970     4,440,438     4,628,984
Mortgage note payable................   35,939,119    34,292,835    34,054,104
Bonds payable........................   65,000,000    65,000,000    65,000,000
                                      ------------  ------------  ------------
Total liabilities....................  106,930,089   103,733,273   103,683,088
Partners' deficit....................   (4,350,903)   (3,408,051)   (8,314,903)
                                      ------------  ------------  ------------
Total liabilities and partners'
 deficit............................. $102,579,186  $100,325,222  $ 95,368,185
                                      ============  ============  ============


                  See notes to combined financial statements.

                              ORIGINAL FACILITIES
                       COMBINED STATEMENTS OF OPERATIONS

                                                                    NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                          -------------------------------------  ------------------------
                             1993         1994         1995         1995         1996
                                                                 (UNAUDITED)
REVENUE
Resident fees...........  $ 6,636,864  $15,204,692  $21,934,680  $16,023,738  $16,904,801
EXPENSES
Facility operating......    4,537,630    9,639,741   11,176,692    8,406,299    7,991,236
Real estate taxes.......      416,478      886,533    1,005,620      757,477      747,078
Depreciation and
 amortization...........    1,625,596    3,285,812    3,720,612    2,937,173    2,387,811
Interest................    1,337,315    3,310,052    5,507,289    4,163,841    3,449,365
Financing fees..........      452,654      743,002      877,500      593,850      624,831
Property management
 fee--affiliate.........      325,898      743,977    1,071,195      792,304      694,511
                          -----------  -----------  -----------  -----------  -----------
Total expenses..........    8,695,571   18,609,117   23,358,908   17,650,944   15,894,832
                          -----------  -----------  -----------  -----------  -----------
Income (loss) before
 extraordinary item.....   (2,058,707)  (3,404,425)  (1,424,228)  (1,627,206)   1,009,969
Extraordinary item--gain
 on extinguishment of
 debt...................          --           --     3,274,207          --           --
                          -----------  -----------  -----------  -----------  -----------
Net income (loss).......  $(2,058,707) $(3,404,425) $ 1,849,979  $(1,627,206) $ 1,009,969
                          ===========  ===========  ===========  ===========  ===========
UNAUDITED PRO FORMA
 DATA:
Income (loss) before
 income taxes and
 extraordinary item.....  $(2,058,707) $(3,404,425) $(1,424,228) $(1,627,206) $ 1,009,969
Pro forma benefit
 (provision) for income
 taxes..................      823,483    1,361,770      569,691      650,882     (403,988)
                          -----------  -----------  -----------  -----------  -----------
Income (loss) before
 extraordinary item.....   (1,235,224)  (2,042,655)    (854,537)    (976,324)     605,981
Extraordinary item, net
 of income taxes of
 $1,309,683.............          --           --     1,964,524          --           --
                          -----------  -----------  -----------  -----------  -----------
Pro forma net income
 (loss).................  $(1,235,224) $(2,042,655) $ 1,109,987  $  (976,324) $   605,981
                          ===========  ===========  ===========  ===========  ===========
Pro forma income (loss)
 before extraordinary
 item per share.........                            $     (0.22)              $      0.16
                                                    ===========               ===========
Pro forma extraordinary
 item, net per share....                            $      0.51               $       --
                                                    ===========               ===========
Pro forma net income per
 share..................                            $      0.29               $      0.16
                                                    ===========               ===========
Pro forma common shares
 outstanding............                              3,875,000                 3,875,000
                                                    ===========               ===========


                  See notes to combined financial statements.

                              ORIGINAL FACILITIES
              COMBINED STATEMENTS OF CHANGES IN PARTNERS' DEFICIT

                          THE DEVONSHIRE        THE HERITAGE     THE HALLMARK
                      ------------------------  ------------  -------------------     TOTAL         TOTAL
                        GENERAL      LIMITED      GENERAL     GENERAL   LIMITED      GENERAL       LIMITED
                       PARTNERS      PARTNER      PARTNERS    PARTNER   PARTNER      PARTNERS     PARTNERS       TOTAL
Partners' deficit at
 January 1, 1993      $(5,949,379) $(1,983,125) $    (8,123)  $   --   $      --   $ (5,957,502) $(1,983,125) $(7,940,627)
  Net loss...........    (709,530)    (236,510)  (1,112,667)      --          --     (1,822,197)    (236,510)  (2,058,707)
                      -----------  -----------  -----------   -------  ----------  ------------  -----------  -----------
Partners' deficit at
 December 31, 1993     (6,658,909)  (2,219,635)  (1,120,790)      --          --     (7,779,699)  (2,219,635)  (9,999,334)
  Contributions......   2,151,856          --     1,200,000        10   5,700,990     3,351,866    5,700,990    9,052,856
  Net loss...........    (327,315)    (109,105)  (1,701,884)  (12,661) (1,253,460)   (2,041,860)  (1,362,565)  (3,404,425)
                      -----------  -----------  -----------   -------  ----------  ------------  -----------  -----------
Partners' capital
 (deficit) at
 December 31, 1994     (4,834,368)  (2,328,740)  (1,622,674)  (12,651)  4,447,530    (6,469,693)   2,118,790   (4,350,903)
  Contributions......      54,875          --           --        --          --         54,875          --        54,875
  Distributions......         --           --           --        --     (962,002)          --      (962,002)    (962,002)
  Net income (loss)..    (477,130)    (159,044)    (651,114)   31,373   3,105,894    (1,096,871)   2,946,850    1,849,979
                      -----------  -----------  -----------   -------  ----------  ------------  -----------  -----------
Partners' capital
 (deficit) at
 December 31, 1995     (5,256,623)  (2,487,784)  (2,273,788)   18,722   6,591,422    (7,511,689)   4,103,638   (3,408,051)
  Contributions......      37,961          --           --        --          --         37,961          --        37,961
  Distributions......         --           --           --        --   (1,895,823)          --    (1,895,823)  (1,895,823)
  Advances made to
   general partners .  (1,358,544)         --    (2,700,415)      --          --     (4,058,959)         --    (4,058,959)
  Net income.........      25,318        8,439      121,869     8,543     845,800       155,730      854,239    1,009,969
                      -----------  -----------  -----------   -------  ----------  ------------  -----------  -----------
Partners' capital
 (deficit) at
 September 30, 1996.. $(6,551,888) $(2,479,345) $(4,852,334)  $27,265  $5,541,399  $(11,376,957) $ 3,062,054  $(8,314,903)
                      ===========  ===========  ===========   =======  ==========  ============  ===========  ===========



                  See notes to combined financial statements.

                              ORIGINAL FACILITIES
                       COMBINED STATEMENTS OF CASH FLOWS

                                                                    NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                          -------------------------------------  ------------------------
                             1993         1994         1995         1995         1996
                                                                 (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).......  $(2,058,707) $(3,404,425) $ 1,849,979  $(1,627,206) $ 1,009,969
Adjustments to reconcile
 net income (loss) to
 net cash (used in)
 provided by operating
 activities
 Extraordinary item.....          --           --    (3,274,207)         --           --
 Depreciation and
  amortization..........    1,625,596    3,285,812    3,720,612    2,937,173    2,387,811
 Changes in operating
  assets and
  liabilities:
   Decrease (increase)
    in accounts
    receivable..........       33,783     (103,585)     (39,628)     (60,882)      (9,832)
   Decrease (increase)
    in other assets.....      (82,640)     (99,646)      12,252       70,055       29,841
   Increase (decrease)
    in accrued interest
    payable.............     (100,350)     714,707     (680,108)      51,735      175,332
   Increase (decrease)
    in accrued real
    estate taxes........      165,022      600,016     (134,930)     261,534     (245,912)
   (Decrease) increase
    in accounts payable.       58,759       74,473      (46,029)     (49,100)     123,025
   Increase in tenant
    security deposits...      313,457    1,026,802      111,614      107,839       26,429
   (Decrease) increase
    in arbitrage rebate
    payable.............        1,215      (73,678)    (806,418)    (806,418)         --
   (Decrease) increase
    in other
    liabilities.........   (1,028,177)     187,963      (93,219)     (48,679)    (118,946)
                          -----------  -----------  -----------  -----------  -----------
Net cash (used in)
 provided by operating
 activities.............   (1,072,042)   2,208,439      619,918      836,051    3,377,717
INVESTING ACTIVITIES
 Additions to real
  estate................  (10,071,182) (43,224,823)    (238,633)      (5,558)    (254,111)
 Decrease in
  construction costs
  payable...............   (2,888,133)    (606,781)         --           --           --
 Reimbursement of
  building improvements
  from tenants..........          --           --       139,559          --           --
 (Increase) decrease in
  due from affiliate....       36,944       41,800      (68,016)     (27,131)     (22,085)
                          -----------  -----------  -----------  -----------  -----------
Net cash used in
 investing activities...  (12,922,371) (43,789,804)    (167,090)     (32,689)    (276,196)
FINANCING ACTIVITIES
 Repayment of mortgage
  note payable..........          --           --   (32,967,418)    (460,792)    (220,077)
 Repayment of bonds
  payable...............          --    (4,000,000)         --           --           --
 Repayment of note
  payable -- affiliate..          --    (2,510,081)         --           --           --
 Proceeds from mortgage
  note payable..........      401,000   36,241,625   34,627,000          --           --
 Proceeds from notes
  payable -- affiliate..      261,464          --           --           --           --
 Decrease (increase) in
  cash -- restricted....   12,329,275    6,410,576     (571,147)   1,166,618      509,808
 Increase in deferred
  financing costs.......     (614,511)    (110,126)    (626,662)         --           --
 Increase (decrease) in
  due to affiliate......     (230,930)     126,609       66,899     (172,768)     209,964
 Advances to general
  partner...............          --           --           --           --    (4,058,959)
 Contributions from
  partners..............          --     9,052,856       54,875       41,386       37,961
 Distributions to
  partners..............          --           --      (962,002)         --    (1,895,823)
                          -----------  -----------  -----------  -----------  -----------
Net cash provided by
 (used in) financing
 activities.............   12,146,298   45,211,459     (378,455)     574,444   (5,417,126)
                          -----------  -----------  -----------  -----------  -----------
Net (decrease) increase
 in cash................   (1,848,115)   3,630,094       74,373    1,377,806   (2,315,605)
Cash at beginning of
 period.................    2,344,925      496,810    4,126,904    4,126,904    4,201,277
                          -----------  -----------  -----------  -----------  -----------
Cash at end of period...  $   496,810  $ 4,126,904  $ 4,201,277  $ 5,504,710  $ 1,885,672
                          ===========  ===========  ===========  ===========  ===========

                  See notes to combined financial statements.

                              ORIGINAL FACILITIES
                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

  The Original Facilities represent a combination of three partnerships described below ("Partnerships") that own, operate, and manage assisted living facilities ("Properties") in the greater Chicagoland area. The Properties are under the common control and ownership of The Prime Group, Inc. and its affiliates ("PGI") as either general partner or 100% owner. Two of the Properties have a third party owner ("Third Party"). Pursuant to the formation transactions more fully described elsewhere in this Registration Statement and Prospectus, the Original Facilities will be contributed, acquired or otherwise transferred to a newly formed corporation, Brookdale Living Communities, Inc. (the "Company"), whose shares are being registered pursuant to this Registration Statement.

  The Partnerships and Properties owned and operated by the Original Facilities are as follows:

                  PARTNERSHIP                       PROPERTY
      The Ponds of Pembroke Limited Partnership  The Devonshire
      River Oaks Partners                        The Heritage
      Hallmark Partners, L.P.                    The Hallmark

  Included in the combined financial statements are the operations of The Devonshire and The Heritage from January 1, 1993, (The Heritage was constructed by PGI and began operations in September 1993) and the operations of the Hallmark from June 1, 1994 (The Hallmark was acquired by Hallmark Partners, L.P., a newly formed partnership 100% owned by PGI, on June 1, 1994. On a pro-forma basis for the years ended December 31, 1993 and 1994 combined revenue would have increased by approximately $5.0 million and $2.6 million, respectively and combined net loss would have increased by approximately $3.8 million and $1.0 million, respectively, in the combined statements of operations had the Hallmark been owned by PGI since January 1, 1993).

  All significant intercompany accounts and transactions have been eliminated in combination.

RESIDENT FEE REVENUE

  Resident fee revenue is recorded when services are rendered and consist of fees for basic housing, support services and fees associated with additional services such as personalized health and assisted living care.

REAL ESTATE

  At December 31, 1994, the Properties were carried at cost which was not in excess of net realizable value as determined by management. In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," under which the Partnerships would be required to recognize impairment losses for the Properties when indicators of impairment are present and the Properties' expected undiscounted cash flows are not sufficient to recover the Properties' carrying value. The Partnerships adopted Statement No. 121 effective January 1, 1995 with no impact on the accompanying combined financial statements.

  Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Significant renovations and improvements which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life. Interest and other direct costs incurred during construction periods are capitalized as a component of the building cost.

  Depreciation is calculated using the straight-line method over the estimated useful lives of assets, which are as follows:

             Buildings..................... 40 years
             Building improvements and
              furniture fixtures........... 3-12 years

                              ORIGINAL FACILITIES
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

DEFERRED COSTS

  Deferred financing costs are amortized using the straight-line method over the term of the mortgage notes and bonds. Deferred marketing costs, consisting primarily of the costs of the marketing facilities, were amortized using the straight-line method over the estimated lease up period of 22 months through June 1995 when they were fully amortized.

INCOME TAXES

  The Partnerships pay no income taxes and the income or loss from the Partnerships is includable on the respective federal income tax returns of the partners.

  The Partnerships net basis of real estate assets as reported in the financial statements exceeds the basis used for federal income tax purposes by approximately $2.4 million due to the use of accelerated depreciation methods for federal income tax purposes.

USE OF ESTIMATES

  The preparation of the combined financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

INTERIM FINANCIAL DATA (UNAUDITED)

  The interim financial data for the nine months ended September 30, 1995 is unaudited; however, in the opinion of management, such interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the combined results of operations and cash flows for the period.

PRO FORMA PRESENTATION (UNAUDITED)

  The pro forma net income per share for the year ended December 31, 1995 and the nine months ended September 30, 1996 were determined based upon 3.875 million shares of common stock issued by the Company to PGI in exchange for its ownership in the Original Facilities.

  The pro forma (provision) benefit for income taxes for the Original Facilities is based on the historical combined financial data of the Original Facilities as if the entities comprising the Original Facilities had operated as taxable corporations for all periods presented and is recorded at the federal and state statutory rates in effect during the period (40%).

2. CASH--RESTRICTED

  The Heritage and The Hallmark have Life Care Escrow deposits required under the Illinois Life Care Facility Act Section 7(b) equal to six months of debt service payments. The Life Care Escrow will be funded from time to time in accordance with a schedule provided by the Illinois Department of Public Health. The amount on deposit at December 31, 1994 and 1995 was $384,393 and $652,503 respectively and at September 30, 1996 was $877,351.

  In accordance with the new mortgage note payable described in Note 5, The Hallmark is required to maintain escrow deposits for real estate taxes, repairs, and other operating activities. The total of all escrow accounts at December 31, 1995 was $1,080,351 and at September 30, 1996 was $324,241.

  Included in restricted cash at December 31, 1994 and 1995 and September 30, 1996 is $856,047, $885,151, and $906,605, respectively of restricted bond proceeds. Pursuant to Internal Revenue Code Section 148(f), The

                              ORIGINAL FACILITIES
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
Heritage was required to rebate to the United States government any interest earnings in excess of the interest cost of the Bond proceeds not yet used for Project costs. During 1995, the Partnership paid $806,418 (included in cash-restricted and accounts payable at December 31, 1994) to the United States government as a final settlement of its arbitrage rebate payable. No amounts were paid in 1993 or 1994.

3. DEFERRED COSTS

  Deferred costs consist of the following:

                                               DECEMBER 31,
                                           ----------------------  SEPTEMBER 30,
                                              1994        1995         1996
      Financing costs....................  $2,029,891  $2,656,553   $2,656,553
      Marketing costs....................   1,181,623         --           --
                                           ----------  ----------   ----------
                                            3,211,514   2,656,553    2,656,553
      Less: Accumulated amortization.....  (1,211,533)   (674,283)    (774,248)
                                           ----------  ----------   ----------
                                           $1,999,981  $1,982,270   $1,882,305
                                           ==========  ==========   ==========

4. LONG-TERM DEBT

                                                 DECEMBER 31,        SEPTEMBER
                                            -----------------------     30,
                                               1994        1995        1996
MORTGAGE NOTES PAYABLE
Mortgage note payable, financial
institution, interest at 7.265% per annum
with monthly principal and interest
assuming a 30 year amortization period,
through maturity in January 2006. (A)......             $34,627,000 $34,406,923
Mortgage note payable, financial
institution, interest at LIBOR plus 2 1/2%
per annum, with quarterly principal and
interest payments as defined through
maturity. (B).............................. $36,241,625
BONDS PAYABLE
Variable rate tax-exempt bonds issued by
state and local governmental authorities.
(C)........................................ $65,000,000 $65,000,000 $65,000,000

---------------------
(A) The mortgage note payable is collateralized by The Hallmark's real estate.
(B) The Hallmark repaid $32,967,418 of this note as a final settlement on December 18, 1995 from proceeds of the above mentioned mortgage note payable which resulted in an extraordinary gain of $3,274,207.
(C) Permanent financing for the development for The Devonshire and The Heritage has been provided by $65,000,000 (The Devonshire--$33,000,000; The Heritage--$32,000,000) of tax-exempt Qualified Residential Rental Bonds (the "Bonds"). The Bonds mature on December 15, 2019 and December 15, 2025.

  Under the terms of the bond loan agreement, The Devonshire and The Heritage are to make interest-only payments monthly, calculated using a floating rate determined by the Remarketing Agent of the Bonds. The rates ranged from 1.90% to 5.25% during 1993, 1.65% to 5.50% during 1994, 2.55% to 5.20%
  during 1995 and 2.30% to 4.40% during the nine months ended September 30, 1996. The rates at December 31, 1994 were 4.95% and 5.10%, December 31, 1995 were 5.05% and 5.20%, and September 30, 1996 were 3.80% and 3.90%.

  The maximum annual interest rate on the Bonds is 15%. Under certain conditions, the interest rate on the Bonds may be converted to a fixed rate at the request of the respective Partnership.

                              ORIGINAL FACILITIES
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

  The Bonds are collateralized by irrevocable letters of credit issued by various banks in the aggregate amount of $66,714,699 (the "Letters of Credit") that expire December, 1996 and March, 1997. A Letter of Credit fee of .5% per annum of the stated amount of the Letters of Credit is due quarterly in advance. The Letters of Credit with the various banks are collateralized by separate Standby Purchase Agreements entered into with the Third Party to reimburse the banks for any funds drawn on the Letters of Credit. The Letters of Credit and Standby Purchase Agreements are collateralized by mortgages on The Devonshire and The Heritage. The due dates of the bonds would be accelerated upon the expiration of the Letters of Credit and Standby Purchase Agreements unless they are extended or replaced. However, The Devonshire and The Heritage have entered into separate Standby Bond Purchase and Indemnity Agreements with the Third Party pursuant to which the Third Party agrees to provide standby credit enhancement to issuers of replacement Letters of Credit or, if replacement Letters of Credit are not obtained, to buy the bonds. The Standby Purchase and Indemnity Agreements expire on March 22, 1998. PGI has provided the Third Party with certain collateral totaling $2,220,000 to secure the obligations of The Devonshire under its Standby Bond Purchase and Indemnity Agreements with the Third Party. Beginning in 1995, the Partnerships are subject to annual base fees related to the Letters of Credit and Standby Purchase Agreements equal approximately 1.35% of the base value. The Partnerships incurred fees of $452,654, $743,002 and $877,500 during the years ended December 31, 1993, 1994 and 1995 respectively, and $792,304 (unaudited) and $694,511 during the nine months ended September 30, 1995 and 1996, respectively.
  Each bondholder may tender bonds on any business day and receive a price equal to the principal amount thereof, plus accrued interest through the tender date. Upon tender, the Remarketing Agent shall immediately remarket the Bonds. In the event the Remarketing Agent fails to remarket any bonds, the partnerships are obligated to purchase those bonds, for which they may draw on the Letters of Credit.

  Included in interest expense for the years ended December 31, 1993 and 1994 is $205,243 and $117,318, respectively, of interest expense related to a $2,510,081 note payable to an affiliate that was repaid in 1994. The note payable bore interest at 10% per annum.

  Interest expense is stated net of interest income of $56,974, $155,608 and $118,642 for the years ended December 31, 1993, 1994 and 1995, respectively and $71,259 (unaudited) and $90,144 for the nine months ended September 30, 1995 and 1996, respectively.

  The aggregate amount of all principal payments for the mortgage note payable and bonds payable are as follows:

             YEAR ENDED DECEMBER 31,
             1996......................... $   334,165
             1997.........................     359,267
             1998.........................     386,255
             1999.........................     415,269
             2000.........................     446,465
             Thereafter...................  97,685,579
                                           -----------
                                           $99,627,000
                                           ===========

  Total interest paid on the mortgage note payable and bonds payable was $1,289,396, $2,633,635, and $6,306,039 for the years ended December 31, 1993,
1994, and 1995, respectively and $4,183,365 (unaudited) and $3,364,177 for the nine months ended September 30, 1995 and 1996, respectively. During 1993, $588,919 of interest was capitalized related to the construction of The Heritage.

                              ORIGINAL FACILITIES
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

5. TAX INCREMENTAL FINANCING

  The Heritage is located in a redevelopment area designated by a local municipality as a tax incremental financing district ("TIF"). Under the terms of the redevelopment agreement, The Heritage is eligible to receive up to $1,136,889 for all eligible development costs, as defined through a Tax Incremental Financing Bond ("Bond"). The Bond matures on December 1, 2007 and bears interest at 10%, with principal and interest payable annually on each December 1. The Bond is subject to optional redemption in whole, or in part, at any time, at a redemption price equal to the principal outstanding at the date redeemed. The Bond is subject to mandatory redemption, in part, by the application of annual sinking fund installments by the municipality on each December 1 thereafter, at a redemption price equal to the principal outstanding at the date redeemed. The Bond is payable solely from real estate tax incremental revenues and certain sales tax receipts generated in the TIF. Payments are to be made to the extent of available TIF revenues. The insufficiency of TIF revenues generated in the redevelopment area for any given year shall not be considered a default in payment, but all past due amounts shall be a continuing obligation payable from future TIF revenues. Any unpaid amounts including interest, at maturity, will be forgiven. As the collectibility of the bond principal and interest is dependent upon sufficient revenues being generated in the redevelopment area, revenue is recognized by The Heritage when principal and interest are received. For the years ended December 31, 1993, 1994, and 1995, The Heritage received principal and interest payments totaling $77,906, $144,389 and $144,089, respectively. No payments were received during the nine months ended September 30, 1995 and 1996.

6. EMPLOYEE BENEFIT PLAN

  In August 1994, PGI established 401(k) plans for all employees that meet minimum employment criteria. The plans provide that the participants may defer up to 15% of their eligible compensation on a pre-tax basis subject to certain maximum amounts. The Partnerships will contribute an additional 25% of the employee's contribution to the plan, up to $500 per employee per annum. Employees are always 100% vested in their own contributions and vested in Partnerships contributions over five years. The Partnership made contributions in the amount of $33,456 and $16,480 for the years ended December 31, 1994 and 1995 respectively and $29,943 (unaudited) and $27,100 for the nine months ended September 30, 1995 and 1996, respectively. Such amounts are included in facility operating expense in the combined statements of operations.

7. RELATED PARTY TRANSACTIONS

  In connection with the organization of the Partnerships and the development and financing of the Properties, PGI and an affiliate are entitled to payments and fees for various services provided. Such amounts incurred for the years ended December 31, 1993, 1994, and 1995 and the nine months ended September 30, 1995 and 1996 are summarized as follows:

                                                                NINE MONTHS
                                 YEAR ENDED DECEMBER 31,    ENDED SEPTEMBER 30,
                               ---------------------------- --------------------
                                 1993     1994      1995       1995       1996
                                                            (UNAUDITED)
Property management fee (a)... $325,898 $743,977 $1,071,195  $792,304   $694,511
Administration fee (b)........      --   291,247    372,000   279,000    279,000
Incentive leasing fee (c).....      --   500,000        --        --         --

---------------------
(a) PGI is entitled to a property management fee equal to 5% of total operating income (3% for The Hallmark effective January 1, 1996).

(b) PGI is entitled to an annual administration fee of $186,000 for providing administrative services to The Devonshire and The Heritage. The fee is included in facility operating expense in the combined statements of operations.

                            ORIGINAL FACILITIES

(c) PGI was entitled to an incentive leasing fee from The Hallmark based upon achieving certain leasing levels, as defined. The fee is included in facility operating expense in the combined statements of operation.

  Amounts due to affiliates are for amounts due for advances made by affiliates. Amounts due from affiliates are for advances made by the Partnerships to affiliates. Amounts due from and due to affiliates are non-interest bearing and payable upon demand.

  Average balances of amounts due from and due to affiliates for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1995 and 1996 are summarized as follows:

                                                                NINE MONTHS
                                  YEAR ENDED DECEMBER 31,   ENDED SEPTEMBER 30,
                                 -------------------------- --------------------
                                   1993     1994     1995      1995       1996
                                                            (UNAUDITED)
Due from affiliates............. $ 86,750 $ 46,300 $ 59,500   $39,000   $104,500
Due to affiliates...............  194,500  142,400  239,100   119,300    377,500

  In September 1996, The Devonshire and The Heritage made advances to PGI in the amount of $4,058,959 which PGI used as an escrow deposit to acquire The Third Party's interest in the two partnerships pursuant to the formation transactions more fully described elsewhere in this Registration Statement and Prospectus. The advances are non-interest bearing and have been reflected as a reduction of partners' deficit in the combined financial statements.

8. FAIR VALUES OF FINANCIAL INSTRUMENTS

  Cash, cash-restricted and variable rate and fixed rate mortgage notes payable are reflected in the accompanying combined balance sheets at amounts considered by management to reasonably approximate fair value. Management estimates the fair value of its long-term fixed rate notes payable generally using discounted cash flow analysis based upon the Original Facilities' current borrowing rate for debt with similar maturities.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors of
Brookdale Living Communities, Inc.

  We have audited the accompanying combined balance sheets of the Activelife Facilities as of December 31, 1994 and 1995 and September 30, 1996 and the related combined statements of operations, changes in partners' deficit and cash flows for each of the two years in the period ended December 31, 1995 and for the nine months ended September 30, 1996. These financial statements are the responsibility of the Activelife Facilities' management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Activelife Facilities at December 31, 1994 and 1995 and September 30, 1996, and the combined results of its operations and its cash flows for each of the two years in the period ended December 31, 1995 and for the nine months ended September 30, 1996 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Chicago, Illinois

October 15, 1996

                             ACTIVELIFE FACILITIES
                            COMBINED BALANCE SHEETS

                                               DECEMBER 31,
                                          ------------------------   SEPTEMBER
                                             1994         1995       30, 1996
ASSETS
Current assets:
Cash and cash equivalents...............  $ 1,618,778  $ 2,055,227  $ 1,939,712
Cash--restricted........................      785,066      792,223      923,707
Accounts receivable.....................      123,405       82,208       77,320
                                          -----------  -----------  -----------
Total current assets....................    2,527,249    2,929,658    2,940,739
Real estate, at cost:
Land....................................    1,731,721    1,731,721    1,731,721
Buildings and improvements..............   33,082,584   33,169,840   33,273,583
Furniture and equipment.................    1,108,073    1,190,196    1,389,200
                                          -----------  -----------  -----------
                                           35,922,378   36,091,757   36,394,504
Accumulated depreciation................   (5,809,951)  (6,773,607)  (7,508,158)
                                          -----------  -----------  -----------
                                           30,112,427   29,318,150   28,886,346
Deferred financing fees, net of
 accumulated amortization of $442,302
 and $488,898 at December 31, 1994 and
 1995, respectively and $523,801 at
 September 30, 1996.....................      955,459      908,863      873,960
Other...................................      216,660      185,457      177,001
                                          -----------  -----------  -----------
Total assets............................  $33,811,795  $33,342,128  $32,878,046
                                          ===========  ===========  ===========
LIABILITIES AND PARTNERS' DEFICIT
Current liabilities:
Mortgage notes payable..................  $   297,959  $   323,283  $   343,758
Accrued interest payable................      236,343      234,307      232,668
Accrued real estate taxes...............      636,793      655,859      701,589
Accounts payable and accrued expenses...      483,062      439,333      497,996
Tenant security deposits................      796,956      780,676      815,206
Due to affiliates.......................    1,576,992    1,852,587    1,951,844
Other...................................       61,970       39,074       25,648
                                          -----------  -----------  -----------
Total current liabilities...............    4,090,075    4,325,119    4,568,709
Mortgage notes payable..................   36,003,130   36,022,624   36,032,954
                                          -----------  -----------  -----------
Total liabilities.......................   40,093,205   40,347,743   40,601,663
Partners' deficit.......................   (6,281,410)  (7,005,615)  (7,723,617)
                                          -----------  -----------  -----------
Total liabilities and partners' deficit.  $33,811,795  $33,342,128  $32,878,046
                                          ===========  ===========  ===========

                  See notes to combined financial statements.

                             ACTIVELIFE FACILITIES
                       COMBINED STATEMENTS OF OPERATIONS

                                                           NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                ------------------------ ----------------------
                                   1994         1995        1995        1996
                                                         (UNAUDITED)
REVENUE
Resident fees.................. $11,495,016  $12,336,745 $9,223,028  $9,494,348
EXPENSES
Facility operating.............   6,505,485    6,867,193  5,112,937   5,117,142
Real estate taxes..............     654,188      689,255    508,160     574,085
Depreciation and amortization..     994,336    1,010,252    756,339     769,454
Interest.......................   2,994,039    2,995,823  2,247,189   2,243,947
Property management fee--
 affiliate.....................     701,054      755,130    575,192     587,222
                                -----------  ----------- ----------  ----------
Total expenses.................  11,849,102   12,317,653  9,199,817   9,291,850
                                -----------  ----------- ----------  ----------
Income (loss) before
 extraordinary item............   (354,086)       19,092     23,211     202,498
Extraordinary item--loss on
 extinguishment of debt........   (304,407)          --         --          --
                                -----------  ----------- ----------  ----------
Net income (loss).............. $  (658,493) $    19,092 $   23,211  $  202,498
                                ===========  =========== ==========  ==========




                  See notes to combined financial statements.

                             ACTIVELIFE FACILITIES
              COMBINED STATEMENTS OF CHANGES IN PARTNERS' DEFICIT

                     SPRINGS OF EAST
                          MESA             EDINA PARK PLAZA        HAWTHORNE LAKES
                   --------------------  ----------------------  ---------------------
                                                                                          TOTAL       TOTAL
                   GENERAL    LIMITED     GENERAL     LIMITED    GENERAL     LIMITED     GENERAL     LIMITED
                   PARTNERS   PARTNERS   PARTNERS    PARTNERS    PARTNERS   PARTNERS    PARTNERS    PARTNERS       TOTAL
Partners' capital
 (deficit) at
 January 1, 1994.. $    873  $1,198,912  $ (91,186) $(4,934,450) $(69,314) $(1,461,561) $(159,627) $(5,197,099) $(5,356,726)
  Contributions...      --      500,000        --           --        --           --         --       500,000      500,000
  Distributions...  (16,414)   (543,297)       --           --     (2,064)    (204,416)   (18,478)    (747,713)    (766,191)
  Net income
   (loss).........     (412)    (40,771)    (6,270)    (620,688)       96        9,552     (6,586)    (651,907)    (658,493)
                   --------  ----------  ---------  -----------  --------  -----------  ---------  -----------  -----------
Partners' capital
 (deficit) at
 December 31,
 1994.............  (15,953)  1,114,844    (97,456)  (5,555,138)  (71,282)  (1,656,425)  (184,691)  (6,096,719)  (6,281,410)
  Distributions...  (56,572)   (312,000)       --           --     (3,748)    (370,977)   (60,320)    (682,977)    (743,297)
  Net income
   (loss).........    2,997     296,724     (4,974)    (492,340)    2,164      214,521        187       18,905       19,092
                   --------  ----------  ---------  -----------  --------  -----------  ---------  -----------  -----------
Partners' capital
 (deficit) at
 December 31,
 1995.............  (69,528)  1,099,568   (102,430)  (6,047,478)  (72,866)  (1,812,881)  (244,824)  (6,760,791)  (7,005,615)
  Distributions...  (28,650)   (201,850)       --           --     (6,900)    (683,100)   (35,550)    (884,950)    (920,500)
  Net income
   (loss).........    2,318     229,465     (3,295)    (326,206)    3,002      297,214      2,025      200,473      202,498
                   --------  ----------  ---------  -----------  --------  -----------  ---------  -----------  -----------
Partners' deficit
 at September 30,
 1996............. $(95,860) $1,127,183  $(105,725) $(6,373,684) $(76,764) $(2,198,767) $(278,349) $(7,445,268) $(7,723,617)
                   ========  ==========  =========  ===========  ========  ===========  =========  ===========  ===========


                  See notes to combined financial statements.

                             ACTIVELIFE FACILITIES
                       COMBINED STATEMENTS OF CASH FLOWS

                               YEAR ENDED DECEMBER      NINE MONTHS ENDED
                                       31,                SEPTEMBER 30,
                              ----------------------  -----------------------
                                 1994        1995        1995         1996
                                                      (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)............ $ (658,493) $   19,092  $   23,211   $  202,498
Adjustments to reconcile net
 income (loss) to net cash
 provided by operating
 activities:
  Depreciation and
   amortization..............    994,336   1,010,252     756,339      769,454
  Interest expense added to
   mortgage note payable
   principal.................    151,524     172,774     127,589      143,305
  Extraordinary item.........    304,407         --          --           --
  Changes in operating assets
   and liabilities:
    Increase in cash-
     restricted..............    (64,613)     (7,157)    (81,113)    (131,484)
    (Increase) decrease in
     accounts receivable.....    (73,962)     41,197      77,511        4,888
    (Increase) decrease in
     other assets............     (7,177)     31,203      36,193        8,456
    Increase (decrease) in
     accrued interest
     payable.................        794      (2,036)     (1,511)      (1,639)
    Increase in accrued real
     estate taxes............      2,459      19,066      23,912       45,730
    (Decrease) increase in
     accounts payable........   (117,733)    (43,729)   (219,648)      58,663
    Increase (decrease) in
     tenant security
     deposits................     32,423     (16,280)    (36,613)      34,530
    Increase in due to
     affiliate...............    124,320     275,595     169,069       99,257
    Decrease in other
     liabilities.............    (36,317)    (22,896)    (16,926)     (13,426)
                              ----------  ----------  ----------   ----------
Net cash provided by
 operating activities........    651,968   1,477,081     858,013    1,220,232
INVESTING ACTIVITIES
Additions to real estate.....   (176,055)   (169,379)    (37,993)    (302,747)
                              ----------  ----------  ----------   ----------
Cash used in investing
 activities..................   (176,055)   (169,379)    (37,993)    (302,747)
FINANCING ACTIVITIES
Repayment of mortgage notes
 payable..................... (5,514,747)   (297,956)   (221,168)    (240,000)
Mortgage note payable
 prepayment fee..............   (200,000)        --          --           --
Proceeds from mortgage note
 payable.....................  5,670,000     170,000     127,500      127,500
Increase in deferred
 financing costs.............   (203,332)        --          --           --
Contributions from partners..    500,000         --          --           --
Distributions to partners....   (766,191)   (743,297)   (636,774)    (920,500)
                              ----------  ----------  ----------   ----------
Net cash used in financing
 activities..................   (514,270)   (871,253)   (730,442)  (1,033,000)
                              ----------  ----------  ----------   ----------
Net (decrease) increase in
 cash........................    (38,357)    436,449      89,578     (115,515)
Cash and cash equivalents at
 beginning of period.........  1,657,135   1,618,778   1,618,778    2,055,227
                              ----------  ----------  ----------   ----------
Cash and cash equivalents at
 end of period............... $1,618,778  $2,055,227  $1,708,356   $1,939,712
                              ==========  ==========  ==========   ==========

                  See notes to combined financial statements.

                             ACTIVELIFE FACILITIES
                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

  The Activelife Facilities ("Activelife") represents a combination of three partnerships described below ("Partnerships") that own, operate, and manage assisted living facilities ("Properties"). The Properties are under the common control of the principals of Activelife Management Corporation ("AMC"). Pursuant to the formation transactions more fully described elsewhere in this Registration Statement and Prospectus, the Activelife Facilities will be acquired by a newly formed corporation, Brookdale Living Communities, Inc. (the "Company"), whose shares are being registered pursuant to this Registration Statement.

  The Partnerships and Properties owned and operated by AMC are as follows:

                  PARTNERSHIP                          PROPERTY              LOCATION
East Mesa Senior Living Limited Partnership      Springs of East Mesa Mesa, Arizona
Edina Park Plaza Associates Limited Partnership  Edina Park Plaza     Edina, Minnesota
Hawthorn Lakes Associates Limited Partnership    Hawthorn Lakes       Vernon Hills, Illinois

  The Partnerships maintain their books and records on the basis of accounting used for federal income tax purposes. The differences between federal income tax basis and generally accepted accounting principles affecting the Partnerships relate to differences in the basis of real estate assets and the use of accelerated depreciation methods with shorter depreciable lives used for federal income tax basis, resulting in the net book value of real estate assets being approximately $15.3 million lower for federal income tax basis.

  All significant intercompany accounts and transactions have been eliminated in combination.

RESIDENT FEES REVENUE

  Resident fees revenue is recorded when services are rendered and consist of fees for basic housing, support services and fees associated with additional services such as personalized health and assisted living care.

REAL ESTATE

  At December 31, 1994 and 1995 the Properties were carried at cost which was not in excess of net realizable value as determined by management. In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," under which the Partnerships would be required to recognize impairment losses for the Properties when indicators of impairment are present and the Properties' expected undiscounted cash flows are not sufficient to recover the Properties' carrying value. The Partnerships adopted Statement No. 121 effective January 1, 1996 with no impact on the accompanying combined financial statements.

  Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Significant renovations and improvements which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life.

  Depreciation is calculated using the straight-line method over the estimated useful lives of assets, which are as follows:

      Buildings...................................................... 40 years
      Building improvements and furniture and equipment.............. 5-10 years

                             ACTIVELIFE FACILITIES
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
CASH AND CASH EQUIVALENTS

  The Partnerships consider all cash accounts and money market funds and certificates of deposit with an original maturity of three months or less when purchased to be cash and cash equivalents.

DEFERRED FINANCING FEES

  Deferred financing fees are amortized using the straight-line method over the term of the mortgage notes payable.

INCOME TAXES

  The Partnerships pay no income taxes and the income or loss from the Partnerships is includable on the respective federal income tax returns of the partners.

USE OF ESTIMATES

  The preparation of the combined financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

INTERIM FINANCIAL DATA (UNAUDITED)

  The interim financial data for the nine months ended September 30, 1995 is unaudited; however, in the opinion of management, such interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the combined results of operations and cash flows for the period.

2. CASH--RESTRICTED

  In accordance with mortgage note payable agreements described in Note 3, the Partnerships are required to maintain escrow deposits for real estate taxes, repairs, and other operating activities.

3. LONG-TERM DEBT

                                                  DECEMBER 31,        SEPTEMBER
                                             -----------------------     30,
                                                1994        1995        1996
MORTGAGE NOTES PAYABLE
Fixed rate mortgage notes payable issued by
 local municipalities (A) (B)..............  $28,896,474 $28,672,794 $28,492,648
Mortgage note payable, financial
 institution, interest at 8.25% per annum
 with monthly principal and interest
 assuming a 25 year amortization period,
 with a lump-sum payment at maturity in
 March 2004. (A) (C).......................    5,498,166   5,423,890   5,364,036
Interest reduction loan provided by Housing
 and Redevelopment Authority of Edina,
 Minnesota (HRA) (A) (D)...................    1,906,449   2,249,223   2,520,028
                                             ----------- ----------- -----------
                                             $36,301,089 $36,345,907 $36,376,712
                                             =========== =========== ===========

---------------------
(A) Mortgage notes payable are collateralized by the Partnerships' real estate assets.

(B) The notes bear interest at 8% ($15,411,080 and $15,264,543 at December 31, 1994 and 1995, respectively and $15,146,711 at September 30, 1996) and 8.525% ($13,485,394 and $13,408,251 at December 31, 1994 and 1995,
    respectively and $13,345,937 at September 30, 1996), with monthly principal and interest payments through maturity in 2027.

                             ACTIVELIFE FACILITIES
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
(C) In February 1994, the mortgage note payable was refinanced resulting in an extraordinary loss on extinguishment of debt of $304,407.

(D) The Elderly Housing Interest Reduction Agreement (arising out of tax increment financing) between the HRA and the Partnership provides that the HRA will make loans upon request of the Partnership in monthly installments to the Partnership totaling $170,000 each year for a period of 20 years, commencing in 1987, for the payment of interest on the mortgage note payable issued by HRA. The loan bears interest at the greater of 12-1/2% simple interest per annum or the statutory minimum, as defined, and shall be payable with interest at maturity. Included in the balance is accrued interest of $616,338 and $789,112 at December 31, 1994 and 1995,
    respectively and $932,417 at September 30, 1996. Advances plus all unpaid interest are payable in one installment due 20 years after the anniversary date of the last payment request on the loan.

The aggregate amount of all principal payments for the mortgage notes payable are as follows:

             YEAR ENDED DECEMBER 31,
             1996......................... $   323,283
             1997.........................     350,928
             1998.........................     380,734
             1999.........................     413,159
             2000.........................     448,211
             Thereafter...................  34,429,592
                                           -----------
                                           $36,345,907
                                           ===========

  Total interest paid on the mortgage notes payable was $2,841,721 and $2,825,085 for the years ended December 31, 1994, and 1995, respectively and $2,121,111 (unaudited) and $2,102,281 for the nine months ended September 30, 1995 and 1996, respectively.

4. RELATED PARTY TRANSACTIONS

  In connection with the organization of the Partnerships and the development and financing of the Properties, AMC is entitled to payments and fees for various services provided. Such amounts incurred for the years ended December 31, 1994, and 1995 and the nine months ended September 30, 1995 (unaudited) and 1996 and are summarized as follows:

                                                           NINE  MONTHS ENDED
                                  YEAR ENDED DECEMBER 31     SEPTEMBER  30,
                                  ----------------------- --------------------
                                     1994        1995        1995       1996
                                                          (UNAUDITED)
      Property management fees
       (a)....................... $   701,054 $   755,130  $575,192   $587,222
      Development fees (b).......     175,405     224,142   155,300    129,602

---------------------
(a) AMC is entitled to the following management fees:
  .Base fees range from 3% to 4% of gross revenue or the greater of 5% of monthly gross revenue or $5000.

  . Incentive fees range from 1% to 3% of gross revenue and 29% of cash flow from operations, as defined. The payment of incentive fees is subject to available cash and distributions to partners equal to certain levels of return on capital, as defined.
(b) AMC and affiliated entities are entitled to fees for services rendered in connection with the identification, financings, computer usage and leasing of the Properties.

  Amounts due to affiliates are for amounts due for the above fees and advances made by affiliates and are non-interest bearing and payable upon demand from available cash.

5. FAIR VALUES OF FINANCIAL INSTRUMENTS

  Cash and cash equivalents, cash-restricted and fixed rate mortgage notes payable are reflected in the accompanying combined balance sheets at amounts considered by management to reasonably approximate fair value. Management estimates the fair value of its long-term fixed rate notes payable generally using discounted cash flow analysis based upon AMC's current borrowing rate for debt with similar maturities.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Brookdale Living Communities, Inc.

  We have audited the accompanying balance sheets of the Gables at Brighton Associates (the "Partnership") as of December 31, 1995 and September 30, 1996 and the related statements of income, changes in partners' capital and cash flows for the year ended December 31, 1995 and for the nine months ended September 30, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Gables at Brighton Associates at December 31, 1995 and September 30, 1996, and the results of its operations and its cash flows for the year ended December 31, 1995 and for the nine months ended September 30, 1996 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Chicago, Illinois

October 15, 1996

                         GABLES AT BRIGHTON ASSOCIATES
                                 BALANCE SHEETS

                                                    DECEMBER 31,  SEPTEMBER  30,
                                                        1995           1996
ASSETS
Current assets:
Cash............................................... $   562,453    $   529,120
Other..............................................      99,692        156,094
                                                    -----------    -----------
Total current assets...............................     662,145        685,214
Real estate, at cost:
Land...............................................     702,666        702,666
Building and improvements..........................   6,873,764      6,887,256
Furniture and equipment............................     399,591        438,632
                                                    -----------    -----------
                                                      7,976,021      8,028,554
Accumulated depreciation...........................  (2,188,848)    (2,411,854)
                                                    -----------    -----------
                                                      5,787,173      5,616,700
                                                    -----------    -----------
Total assets....................................... $ 6,449,318    $ 6,301,914
                                                    ===========    ===========
LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
Accounts payable and accrued expenses.............. $    44,840    $    51,271
Tenant security deposits...........................     226,254        227,649
Due to affiliate...................................       8,165         10,474
Other..............................................     123,518         32,645
                                                    -----------    -----------
Total current liabilities..........................     402,777        322,039
Partners' capital..................................   6,046,541      5,979,875
                                                    -----------    -----------
Total liabilities and partners' capital............ $ 6,449,318    $ 6,301,914
                                                    ===========    ===========



                       See notes to financial statements.

                         GABLES AT BRIGHTON ASSOCIATES
                              STATEMENTS OF INCOME

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                           YEAR ENDED     ----------------------
                                        DECEMBER 31, 1995    1995        1996
                                                          (UNAUDITED)
REVENUE
Resident fees..........................    $2,638,072     $ 1,967,817 $2,062,655
EXPENSES
Facility operating.....................     1,485,766       1,042,914  1,097,980
Real estate taxes......................       227,562         170,202    168,916
Depreciation...........................       292,334         220,183    223,006
Property management fee--affiliate.....       107,975          82,791     87,004
                                           ----------     ----------- ----------
Total expenses.........................     2,113,637       1,516,090  1,576,906
                                           ----------     ----------- ----------
Net income.............................    $  524,435     $   451,727 $  485,749
                                           ==========     =========== ==========






                       See notes to financial statements.

                         GABLES AT BRIGHTON ASSOCIATES
                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

Partners' capital at January 1, 1995 .............................. $ 6,247,080
  Distributions....................................................    (724,974)
  Net income.......................................................     524,435
                                                                    -----------
Partners' capital at December 31, 1995 ............................   6,046,541
  Distributions....................................................    (552,415)
  Net income.......................................................     485,749
                                                                    -----------
Partners' capital at September 30, 1996............................ $ 5,979,875
                                                                    ===========







                       See notes to financial statements.

                         GABLES AT BRIGHTON ASSOCIATES
                            STATEMENTS OF CASH FLOWS

                                                          NINE MONTHS ENDED
                                                            SEPTEMBER 30,
                                         YEAR ENDED     ---------------------
                                      DECEMBER 31, 1995    1995       1996
                                                        (UNAUDITED)
OPERATING ACTIVITIES
Net income...........................     $ 524,435      $ 451,727  $ 485,749
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
  Depreciation.......................       292,334        220,183    223,006
  Changes in operating assets and
   liabilities:
    Decrease (increase) in other
     assets..........................           486        (44,738)   (56,402)
    (Decrease) increase in accounts
     payable and accrued expenses....        (9,979)        (9,164)     6,431
    Increase in tenant security
     deposits........................        12,175          4,047      1,395
    (Decrease) increase in due to
     affiliate.......................        (1,748)        (1,661)     2,309
    Increase (decrease) in other
     liabilities.....................        83,111         (6,267)   (90,873)
                                          ---------      ---------  ---------
Net cash provided by operating
 activities..........................       900,814        614,127    571,615
INVESTING ACTIVITIES
Additions to real estate.............       (54,059)       (39,402)   (52,533)
                                          ---------      ---------  ---------
Cash used in investing activities....       (54,059)       (39,402)   (52,533)
                                          ---------      ---------  ---------
FINANCING ACTIVITIES
Distributions to partners............      (724,974)      (592,731)  (552,415)
                                          ---------      ---------  ---------
Cash used in financing activities....      (724,974)      (592,731)  (552,415)
                                          ---------      ---------  ---------
Net increase (decrease) in cash......       121,781        (18,006)   (33,333)
Cash at beginning of period..........       440,672        440,672    562,453
                                          ---------      ---------  ---------
Cash at end of period................     $ 562,453      $ 422,666  $ 529,120
                                          =========      =========  =========





                       See notes to financial statements.

                         GABLES AT BRIGHTON ASSOCIATES
                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

  Gables at Brighton Associates (the "Partnership") is a general partnership that owns, operates, and manages an assisted living facility known as The Gables at Brighton ("Property") located in Rochester, New York. Pursuant to the formation transactions more fully described elsewhere in this Registration Statement and Prospectus, the Property will be acquired by a newly formed corporation, Brookdale Living Communities, Inc., whose shares are being registered pursuant to this Registration Statement.

RESIDENT FEE REVENUE

  Resident fee revenue is recorded when services are rendered and consist of fees for basic housing, support services and fees associated with additional services such as personalized health and assisted living care.

REAL ESTATE

  At December 31, 1995, the Property was carried at cost which was not in excess of net realizable value as determined by management. In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," under which the Partnership would be required to recognize impairment losses for the Property when indicators of impairment are present and the Property's expected undiscounted cash flows are not sufficient to recover the Property's carrying value. The Partnership adopted Statement No. 121 effective January 1, 1996 with no impact on the accompanying financial statements.

  Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Significant renovations and improvements which improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life. Interest incurred during construction periods is capitalized as a component of the building cost.

  Depreciation is calculated using the straight-line method over the estimated useful lives of assets, which are as follows:

             Building and improvements.. 20-27.5 years
             Furniture and equipment....     5-7 years

INCOME TAXES

  The Partnership pays no income taxes and the income or loss from the Partnership is includable on the respective federal income tax returns of the partners.

USE OF ESTIMATES

  The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INTERIM FINANCIAL DATA (UNAUDITED)

  The interim financial data for the nine months ended September 30, 1995 is unaudited; however, in the opinion of management, such interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations and cash flows for the period.

2. RELATED PARTY TRANSACTIONS

  In connection with the operation of the Property, an affiliate of one of the partners is entitled to management fees equal to 2.5% of resident fees and 5% of cash flows, as defined. Amounts due to affiliate are for amounts due for the above fees and are non-interest bearing and payable upon demand.

                                 [PHOTOS]

  [THE INSIDE BACK COVER PAGE WILL CONTAIN COLOR PHOTOGRAPHS AND CAPTIONS. THE PHOTOGRAPHS WILL CONSIST OF AN OUTSIDE VIEW OF EACH OF THE FACILITIES EXPECTED TO BE MANAGED BY THE COMPANY TOGETHER WITH A CORRESPONDING CAPTION IDENTIFYING SUCH FACILITY BY NAME AND THE CITY OF ITS LOCATION. IN ADDITION, THE INSIDE BACK COVER PAGE WILL CONTAIN SEVERAL PHOTOGRAPHS OF RESIDENTS IN VARIOUS SETTINGS, IN EACH CASE WITHOUT CAPTIONS.]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDER-WRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITA-TION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OF-FERED HEREBY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HERE-UNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMA-TION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
The Company and the Formation.............................................   13
Use of Proceeds...........................................................   14
Dividend Policy...........................................................   14
Capitalization............................................................   15
Dilution..................................................................   16
Selected Financial Data...................................................   17
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   19
Business..................................................................   25
Management................................................................   35
Certain Transactions......................................................   40
Principal Stockholders....................................................   42
Description of Capital Stock..............................................   43
Shares Eligible for Future Sale...........................................   46
Underwriting..............................................................   48
Legal Matters.............................................................   49
Experts...................................................................   49
Additional Information....................................................   49
Index to Financial Statements.............................................  F-1

                                 ------------

  UNTIL            , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPAT-ING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               6,250,000 SHARES

                               [BROOKDALE LOGO]

                                 COMMON STOCK


                               ----------------
                                  PROSPECTUS
                               ----------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             SALOMON BROTHERS INC

                            WILLIAM BLAIR & COMPANY

                  FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                                       , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the various costs and expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. The Company will bear all of such expenses. All amounts are estimated except for the Securities and Exchange Commission ("SEC") registration fee, the National Association of Securities Dealers, Inc. ("NASD") filing fee and the Nasdaq National Market listing fee.

      SEC registration fee.......................................... $   42,134
      NASD filing fee...............................................     12,719
      Nasdaq National Market listing fee............................     *
      Blue sky fees and expenses (including attorneys' fees and
       expenses)....................................................     30,000
      Accounting fees and expenses..................................     *
      Legal fees and expenses.......................................     *
      Printing and engraving expenses...............................     *
      Transfer agent and registrar's fees...........................     *
                                                                     ----------
          Total..................................................... $1,500,000
                                                                     ==========

---------------------
*  To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Under Section 145 of the General Corporation Law of the State of Delaware ("Section 145"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in non-derivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. Section 145 provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, Section 145 does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for expenses the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

  The Company's Amended and Restated By-laws (the "By-laws") provide for mandatory indemnification of directors and officers generally to the same extent authorized by Section 145. Under the By-laws, the Company shall advance expenses incurred by an officer or director in defending any such action if the director or officer undertakes to repay such amount if it is determined that he or she is not entitled to indemnification.

  The Company maintains directors' and officers' liability insurance.

  The Company also intends to enter into indemnification agreements with each of the Company's directors and certain of its officers. The indemnification agreements will require, among other things, that the Company indemnify such directors and officers to the fullest extent permitted by law, and advance to such directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company also must indemnify and advance all expenses incurred by such directors and officers seeking to enforce their rights under the indemnification agreements, and cover such directors and officers under the Company's directors' and officers' liability insurance.

  The Company's Restated Certificate of Incorporation provides that the Company's directors will not be personally liable to the Company or its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except (a) for any breach of the directors' duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(c) under Section 174 of the General Corporation Law of the State of Delaware, which makes directors liable for unlawful payments of dividends or unlawful stock repurchases or redemptions, or (d) for transactions from which directors derive improper personal benefit.

  The Underwriting Agreement provides for indemnification by the Underwriters of the directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The following sets forth certain information as to all securities sold by the Company within the last three years that were not registered under the Securities Act. As to all such transactions, an exemption is claimed under
Section 4(2) of the Securities Act.

  On September 4, 1996, the Company issued 100 shares of Common Stock to Michael W. Reschke for $10 per share, or an aggregate purchase price of $1,000. This Common Stock was purchased solely for investment purposes to facilitate the organization of the Company. Upon completion of the Offering, all of the shares so acquired by Mr. Reschke will be redeemed by the Company for an aggregate redemption price of $1,000.

  Simultaneously with the completion of the Offering, the Company also will issue 3,423,438 shares of Common Stock to PGI and 451,562 shares of Common Stock to Mark J. Schulte in exchange for their respective interests in the Original Facilities and the operations relating thereto.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) EXHIBITS.

  EXHIBIT
  NUMBER                                DESCRIPTION
  -------                               -----------
  1.1*     Form of Underwriting Agreement
  3.1*     Form of Restated Certificate of Incorporation of the Company
  3.2*     Form of Amended and Restated By-laws of the Company
  4.1*     Form of certificate representing Common Stock of the Company
  5.1*     Opinion of Winston & Strawn regarding legality of shares being reg-
           istered
 10.1*     Form of Formation Agreement by and among the Company, PGI and Mark
           J. Schulte
 10.2*     Form of Space Sharing Agreement by and between the Company and PGI
 10.3*     Form of Registration Rights Agreement by and between the Company and
           PGI
 10.4*     Form of Voting Agreement by and between the Company and PGI
 10.5*     Form of Non-Compete Agreement by and among the Company, PGI and
           Michael W. Reschke
 10.6+     Subscription Agreement dated September 4, 1996 by and between the
           Company and Michael W. Reschke
 10.7*     Form of Employment Agreement by and between the Company and Michael
           W. Reschke
 10.8*     Form of Employment Agreement by and between the Company and Mark J.
           Schulte
 10.9*     Form of Employment Agreement by and between the Company and Matthew
           F. Whitlock

  EXHIBIT                               DESCRIPTION
  NUMBER                                -----------
  -------
   10.10*  Form of Employment Agreement by and between the Company and Mark J.
           Iuppenlatz
   10.11*  Form of Management Agreement by and between the Company and The Is-
           land on Lake Travis, Ltd.
   10.12*  Form of Management Agreement by and between the Company and The Ken-
           wood
   10.13*  Form of Stock Incentive Plan
   10.14*  Form of Indemnification Agreement
   10.15*  Form of Amended and Restated Agreement of Limited Partnership of
           Hallmark Partners, L.P.
   10.16*  Form of Amended and Restated Partnership Agreement of River Oaks
           Partners
   10.17*  Form of Amended and Restated Agreement of Limited Partnership of The
           Ponds of Pembroke Limited Partnership
   10.18+  Real Estate Purchase Agreement dated September 16, 1996 by and be-
           tween PGI and Gables at Brighton Associates
   10.19+  Real Estate Purchase Agreement dated September 16, 1996 by and be-
           tween PGI and Edina Park Plaza Associates Limited Partnership
   10.20+  Real Estate Purchase Agreement dated September 16, 1996 by and be-
           tween PGI and East Mesa Senior Living Limited Partnership
   10.21+  Real Estate Purchase Agreement dated September 16, 1996 by and be-
           tween PGI and Hawthorn Lakes Associates
   10.22+  Letter Agreement dated September 17, 1996 by and among PGI, KILICO
           Realty Corporation and Kemper Investors Life Insurance Company
   21.1*   Subsidiaries of the Company
   23.1    Consent of Ernst & Young LLP
   23.2*   Consent of Winston & Strawn (to be included in opinion filed as Ex-
           hibit 5.1)
 23.3.1    Consent of Eric F. Billings
 23.3.2    Consent of Darryl W. Hartley-Leonard
 23.3.3    Consent of Daniel J. Hennessy
 23.3.4    Consent of Arthur F. Quern
   24.1+   Powers of attorney (included on signature page included in Part II of the initial filing)
   27.1    Financial Data Schedule

---------------------
*  To be filed by amendment.

+  Previously filed.

  (b) FINANCIAL STATEMENT SCHEDULES.

  Financial Statement Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Company hereby further undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE COMPANY HAS DULY CAUSED THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, STATE OF ILLINOIS, ON THE 25TH DAY OF OCTOBER, 1996.

                                          Brookdale Living Communities, Inc.

                                                /s/ Mark J. Schulte
                                          By___________________________________
                                                      Mark J. Schulte
                                               President and Chief Executive
                                                          Officer

                               ----------------

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT HAS BEEN SIGNED BELOW ON OCTOBER 25, 1996 BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED.

                 SIGNATURE                                     TITLE
                 ---------                                     -----


            Michael W. Reschke*             Chairman of the Board, Director
___________________________________________
            Michael W. Reschke

          /s/ Mark J. Schulte               President and Chief Executive Officer
___________________________________________   (principal executive officer), Director
              Mark J. Schulte

             Craig G. Walczyk*              Vice President--Chief Financial Officer
___________________________________________   (principal financial officer)
             Craig G. Walczyk

              Sheryl A. Wolf*               Controller (principal accounting officer)
___________________________________________
              Sheryl A. Wolf

             Richard S. Curto*              Director
___________________________________________
             Richard S. Curto

      /s/ Mark J. Schulte
*By_____________________________
    Mark J. Schulte, Attorney-in-Fact

                                 EXHIBIT INDEX

  EXHIBIT                                                                  PAGE
  NUMBER                            DESCRIPTION                           NUMBER
  -------                           -----------                           ------
  1.1*     Form of Underwriting Agreement..............................
  3.1*     Form of Restated Certificate of Incorporation of the Compa-
           ny..........................................................
  3.2*     Form of Amended and Restated By-laws of the Company.........
  4.1*     Form of certificate representing Common Stock of the Compa-
           ny..........................................................
  5.1*     Opinion of Winston & Strawn regarding legality of shares be-
           ing registered..............................................
 10.1*     Form of Formation Agreement by and among the Company, PGI
           and Mark J. Schulte.........................................
 10.2*     Form of Space Sharing Agreement by and between the Company and PGI.....................................................
 10.3*     Form of Registration Rights Agreement by and between the
           Company and PGI.............................................
 10.4*     Form of Voting Agreement by and between the Company and PGI.
 10.5*     Form of Non-Compete Agreement by and among the Company, PGI and Michael W. Reschke......................................
 10.6+     Subscription Agreement dated September 4, 1996 by and be-
           tween the Company and Michael W. Reschke....................
 10.7*     Form of Employment Agreement by and between the Company and
           Michael W. Reschke..........................................
 10.8*     Form of Employment Agreement by and between the Company and
           Mark J. Schulte.............................................
 10.9*     Form of Employment Agreement by and between the Company and
           Matthew F. Whitlock.........................................
 10.10*    Form of Employment Agreement by and between the Company and
           Mark J. Iuppenlatz..........................................
 10.11*    Form of Management Agreement by and between the Company and
           The Island on Lake Travis, Ltd..............................
 10.12*    Form of Management Agreement by and between the Company and
           The Kenwood.................................................
 10.13*    Form of Stock Incentive Plan................................
 10.14*    Form of Indemnification Agreement...........................
 10.15*    Form of Amended and Restated Agreement of Limited Partner-
           ship of Hallmark Partners, L.P..............................
 10.16*    Form of Amended and Restated Partnership Agreement of River
           Oaks Partners...............................................
 10.17*    Form of Amended and Restated Agreement of Limited Partner-
           ship of The Ponds of Pembroke Limited Partnership...........
 10.18+    Real Estate Purchase Agreement dated September 16, 1996 by and between PGI and Gables at Brighton Associates...........
 10.19+    Real Estate Purchase Agreement dated September 16, 1996 by and between PGI and Edina Park Plaza Associates Limited
           Partnership.................................................
 10.20+    Real Estate Purchase Agreement dated September 16, 1996 by and between PGI and East Mesa Senior Living Limited Partner-
           ship........................................................
 10.21+    Real Estate Purchase Agreement dated September 16, 1996 by and between PGI and Hawthorn Lakes Associates...............

  EXHIBIT                                                                  PAGE
  NUMBER                            DESCRIPTION                           NUMBER
  -------                           -----------                           ------
   10.22+  Letter Agreement dated September 17, 1996 by and among PGI,
           KILICO Realty Corporation and Kemper Investors Life Insur-
           ance Company ...............................................
   21.1*   Subsidiaries of the Company.................................
   23.1    Consent of Ernst & Young LLP................................
   23.2*   Consent of Winston & Strawn (to be included in opinion filed as Exhibit 5.1).............................................
 23.3.1    Consent of Eric F. Billings.................................
 23.3.2    Consent of Darryl W. Hartley-Leonard........................
 23.3.3    Consent of Daniel J. Hennessy...............................
 23.3.4    Consent of Arthur F. Quern..................................
   24.1+   Powers of attorney (included on signature page included in
           Part II of the initial filing)..............................
   27.1    Financial Data Schedule.....................................

---------------------
   *To be filed by amendment.

   +Previously filed.